UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: **April 30, 2025**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-41443

NETCAPITAL INC.

(Exact name of registrant as specified in its charter)

Utah	87-0409951
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Lincoln Street
Boston, MA 02111
(Address of Principal Executive Offices)

(781) 925-1700
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NCPL	The Nasdaq Stock Market LLC
Warrants exercisable for one share of Common Stock	NCPLW	The Nasdaq Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated Filer ☒   Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of registrant's voting and non-voting common equity held by non-affiliates (as defined by Rule 12b-2 of the Exchange Act) computed by reference to the average bid and asked price of such common equity on October 31, 2024 was approximately $2,861,671.

As of August 12, 2025, the registrant has one class of common equity, and the number of shares outstanding of such common equity was 4,720,056.

Documents Incorporated By Reference: Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Schedule 14A in connection with the registrant's 2025 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

TABLE OF CONTENTS

PART I

Item 1.	Business.	4
Item 1A.	Risk Factors.	16
Item 1B.	Unresolved Staff Comments.	35
Item 1C	Cybersecurity	35
Item 2.	Properties.	35
Item 3.	Legal Proceedings.	35
Item 4.	Mine Safety Disclosures.	35

PART II

Item 5.	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.	36
Item 6.	Selected Financial Data.	37
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.	38
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.	51
Item 8.	Financial Statements.	51
Item 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.	51
Item 9A.	Controls and Procedures.	51
Item 9B.	Other Information.	51
Item 9C.	Disclosures Regarding Foreign Jurisdictions that Prevent Inspections.	51

PART III

	Certain information called for by Part III (Items 10, 11, 12, 13 and 14) has been omitted as Registrant intends to file with the Securities and Exchange Commission not later than 120 days after the close of its fiscal year a definitive Proxy Statement pursuant to Regulation 14A.	52

PART IV

Item 15.	Exhibits, Financial Statements Schedules.	53
Item 16.	Form 10-K Summary	56

SIGNATURES		57

FORWARD-LOOKING STATEMENTS

We caution readers that this Form 10-K contains forward-looking statements as that term is defined in the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. We hereby qualify all our forward-looking statements by the following cautionary statements. Forward-looking statements are predictions and not guarantees of future performance or events. Forward-looking statements are based on current expectations rather than historical facts and relate to future events or future financial performance. Such statements are based on currently available financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations. Our actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our business. Undue reliance should not be placed on forward-looking statements as such statements speak only as of the date on which they are made. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth below and in various places in this Form 10-K, including under the headings Item 1. "Business" and Item 1A. "Risk Factors" in this Form 10-K. These factors include:

- capital requirements and the availability of capital to fund our growth and to service our existing debt;

- difficulties executing our growth strategy, including attracting new issuers and investors;

- economic uncertainties and business interruptions resulting from the coronavirus COVID-19 global pandemic and its aftermath;

- all the risks of acquiring one or more complementary businesses, including identifying a suitable target, completing comprehensive due diligence uncovering all information relating to the target, the financial stability of the target, the impact on our financial condition of the debt we may incur in acquiring the target, the ability to integrate the target's operations with our existing operations, our ability to retain management and key employees of the target, among other factors attendant to acquisitions of small, non-public operating companies;

- difficulties in increasing revenue per issuer;

- challenges related to hiring and training fintech employees at competitive wage rates;

- difficulties in increasing the average number of investments made per investor;

- shortages or interruptions in the supply of quality issuers;

- our dependence on a small number of large issuers to generate revenue;

- negative publicity relating to any one of our issuers;

- competition from other online capital portals with significantly greater resources than we have;

- changes in investor tastes and purchasing trends;

- our inability to manage our growth;

- our inability to maintain an adequate level of cash flow, or access to capital, to meet growth expectations;

- changes in senior management, loss of one or more key personnel or an inability to attract, hire, integrate and retain skilled personnel;

- labor shortages, unionization activities, labor disputes or increased labor costs, including increased labor costs resulting from the demand for qualified employees;

- our vulnerability to increased costs of running an online portal on Google Cloud Platform and Amazon Web Services;

- the impact of governmental laws and regulation;

- failure to obtain or maintain required licenses;

- changes in economic or regulatory conditions and other unforeseen conditions that prevent or delay the development of a secondary trading market for shares of equity that are sold on our online portal;

- inadequately protecting our intellectual property or breaches of security of confidential user information.

You are cautioned that all forward-looking statements involve risks and uncertainties. We undertake no obligation to amend this Form 10-K or revise publicly these forward-looking statements (other than pursuant to reporting obligations imposed on registrants pursuant to applicable federal securities laws) to reflect subsequent events or circumstances.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "we," "us," "our," and "Netcapital" refer to Netcapital Inc. and its subsidiaries.

Risks Related to our Financial Position

- Our financial situation creates doubt whether we will continue as a going concern.

- Our obligations to the U.S. Small Business Administration is secured by security interests in our assets, so if we default on those obligations, they could foreclose on some or all of our assets.

- We recently recognized impairments totaling $17.9 million to the value of several of our portfolio company investments, and for the fiscal year ended April 30, 2025, we recognized total impairments of $19.9 million, which may adversely affect our financial condition and the value of our securities.

Risks Related to our Business and Growth Strategy

- We have a limited operating history and our profits were previously generated primarily by unrealized gains from equity securities we own in other companies. Although we were previously profitable, we have suffered losses the last few years and there is no guarantee that we will return to profitability

- We operate in a highly regulated industry and those regulations are constantly evolving and may be interpreted in ways that could impact our business.

- Our wholly owned subsidiary, Netcapital Funding Portal Inc. has licensed the technology necessary to operate our funding portal and if Netcapital Funding Portal Inc. fails to comply with any obligations under this license agreement, it may be subject to termination which could severely impact our ability to operate our funding portal and would adversely affect our business, financial position and results of operations.

- Our products face significant competition, and if they are unable to compete successfully, our business may suffer.

Risks Related to Receipt of Securities for Services

- A significant portion of our total assets are held in equity securities of early-stage companies, which are illiquid and subject to volatility, and could have a material adverse effect on our financial condition and results of operations.

- We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the 40 Act, (and similar legislation in other jurisdictions) and if we are deemed an "investment company" under the 40 Act applicable restrictions would make it impractical for us to operate as contemplated.

Risks Related to Operation of our Proposed Secondary Trading Platform

- We will be dependent on a third-party for operation of our proposed secondary trading platform. Any disruption in the services provided by such third-party provider could adversely affect our business. In addition, there is no guarantee that we will officially launch our secondary trading platform which could have a material adverse effect on our business.

- We may become involved in disputes or litigation matters between customers with respect to failed transactions on our proposed secondary trading platform (such as in the event of delayed delivery or a failure to deliver securities).

- Failure to launch our proposed secondary trading platform could result in continued lack of liquidity for investors in our target market. Should this lack of liquidity cause reduced investor interest in investing in the unregistered or private securities offered by our clients, they may be less inclined to use our platform which could have a material adverse effect on our business or results of operations.

Risks Related to our Proposed Broker-Dealer Activities

- Regulatory and legal uncertainties related to broker-dealers could harm our business.

- As a licensed broker-dealer, Netcapital Securities Inc. is subject to regulatory scrutiny and it may be fined or subject to other disciplinary or corrective actions if it does not maintain the capital and liquidity levels required by regulators.

Risk Factors Related to Our Common Stock

- Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.

- There can be no assurance that we will be able to comply with Nasdaq's continued listing standards, a failure of which could result in a delisting of our common stock and warrants.

- We recently sold a substantial number of shares of our common stock and warrants to purchase common stock in a public offering, which could cause the price of our common stock to decline

- The market price of our common stock is highly volatile and could be subject to volatility related or unrelated to our operations.

- Market and economic conditions may negatively impact our business, financial condition and share price.

- Future sales and issuances of our securities could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

- We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

ITEM 1. BUSINESS.

Overview

Netcapital Inc. is a fintech company with a scalable technology platform that allows private companies to raise capital online from accredited and non-accredited investors. We give virtually all investors the opportunity to access investments in private companies. Our model is disruptive to traditional private equity investing and is based on Title III, Regulation Crowdfunding ("Reg CF") of the Jumpstart Our Business Startups Act ("JOBS Act"). We generate fees from listing private companies on our funding portal located at www.netcapital.com. Our consulting group, Netcapital Advisors Inc. ("Netcapital Advisors"), which is a wholly owned subsidiary, provides marketing and strategic advice to companies in exchange for cash fees and previously also received equity positions in certain select portfolio companies. The Netcapital funding portal is registered with the SEC, is a member of the Financial Industry Regulatory Authority ("FINRA"), a registered national securities association, and provides investors with opportunities to invest in private companies. In addition, we recently expanded our model to include Regulation A ("Reg A") offerings, which are conducted by our wholly owned subsidiary Netcapital Securities Inc. "("Netcapital Securities"), which is a licensed broker-dealer with FINRA. Both A and Reg CF offerings are made available to investors via the Company's website, www.netcapital.com.

<u>Our Business</u>

We provide private company investment access to accredited and non-accredited investors through (i) our online portal (www.netcapital.com), which is operated by our wholly owned subsidiaries Netcapital Funding Portal, Inc and (ii) our broker-dealer subsidiary, Netcapital Securities. The Netcapital funding portal charges a $5,000 listing fee, a 4.9% portal fee for capital raised at closing, and beginning in fiscal year 2025, a 1% success fee paid for with equity of the funding portal customer. In addition, the portal generates fees for other ancillary services, such as rolling closes. Netcapital Advisors previously generated fees and equity stakes from consulting in select portfolio ("Portfolio Companies") and non-portfolio clients. Given our limited staff, we did not seek consulting engagements in fiscal 2025 and we do not plan to seek them in fiscal 2026. With respect to services for Reg A offerings, Netcapital Securities charges a listing fee of $25,000 and a success fee of 4.9% of the capital raised by an issuer under Reg A.

We generated revenues of $869,460, with costs of service of $40,344, in the year ended April 30, 2025 for a gross profit of $829,116 as compared to revenues of $4,951,435, with costs of service of $108,060, in the year ended April 30, 2025 for a gross profit of $4,843,375 (consisting of $3,537,700 in equity securities for payment of services and $1,413,736 in cash-based revenues, offset by $108,060 for costs of services). In fiscal 2025, we did not provide consulting services to Portfolio Companies in exchange for equity, which accounts for the largest portion of our decline in revenues in fiscal 2025 as compared to fiscal 2024 as we received revenues of approximately $3.5 million fiscal 2024 and compared to $0 in fiscal 2025. However, our funding portal did charge a 1% fee, payable in securities, to every issuer that closed an offering. The dollar value of that fee amounted to $72,090 and $97,700 for the years ended April 30, 2025 and 2024, respectively.

Revenue from portal fees decreased by $285,294, or 33%, in fiscal 2025 to $589,074 from $874,368 in fiscal 2024. Revenue from portal fees consists of a 4.9% fee of the total capital raised by an issuer plus fixed miscellaneous charges for administrative fees, such as a rolling close, or the filing of an amended offering statement. The decrease is attributable to a 29% decrease in the total dollars invested through the portal, from $14.8 million in fiscal 2024 to $10.6 million in fiscal 2025. The total number of issuers on the Netcapital funding portal in fiscal 2025 and 2024 that successfully closed an offering was 49 and 53, respectively.

Revenue from listing fees decreased by $234,540, or 53%, to $207,500 in fiscal 2025 as compared to $442,040 in fiscal 2024. The decrease in listing revenue is directly attributable to the 54% decrease in offerings launched in fiscal 2025, as compared to fiscal 2024. New listings dropped from 82 in Fiscal 2024 to 38 in fiscal 2025. Listing fees are typically $5,000 per issuer, and they are the first form of revenue earned by our Funding Portal when an issuer signs a contract with us to sell securities on the funding portal. After the listing contract is signed, an issuer typically takes two months before it is ready to launch an offering. Most issuers remain on the funding portal, marketing their offering, for a period of six to nine months.

In fiscal 2025 and 2024, the average amount raised in an offering on the Netcapital funding portal was $215,745 and $280,978, respectively. The total number of offerings on the Netcapital funding portal in fiscal 2025 and 2024 that closed was 70 in each fiscal year, of which 21 and 17 offerings hosted on the Netcapital funding platform in fiscal 2025 and 2024, respectively, terminated their listings without raising the required minimum dollar amount of capital.

Funding Portal

Netcapital.com is an SEC-registered funding portal that enables private companies to raise capital online, while investors are able to invest from almost anywhere in the world, at any time, with just a few clicks. Securities offerings on the portal are accessible through individual offering pages, where companies include product or service details, market size, competitive advantages, and financial documents. Companies can accept investments from virtually anyone, including friends, family, customers, employees, etc. Customer accounts on our platform are not permitted to hold digital securities.

In addition to access to the Funding Portal, the Funding Portal provides the following services:

- a fully automated onboarding process;
- automated filing of required regulatory documents;
- compliance review;
- custom-built offering page on our portal website;
- third party transfer agent and custodial services;
- email marketing to our proprietary list of investors;
- rolling closes, which provide potential access to liquidity before final close date of offering;
- assistance with annual filings; and
- direct access to our team for ongoing support.

Consulting Business

Our consulting group, Netcapital Advisors helps companies at all stages to raise capital. Netcapital Advisors provides strategic advice, technology consulting and online marketing services to assist with fundraising campaigns on the Netcapital platform. In the past we also acted as an incubator and accelerator, taking equity stakes in select disruptive start-ups, and we own positions in ten of these Portfolio Companies that we value at approximately $6 million. We have written off our investment in twelve Portfolio Companies and recorded a non-cash loss of more than $19.9 million from our non-cash investment in failed entities.

Netcapital Advisors' services include:

- investor introductions;
- online marketing;
- website design, software and software development;
- message crafting, including pitch decks, offering pages, and ad creation;
- strategic advice; and
- technology consulting.

Broker-Dealer Business

In November 2024, wholly owned subsidiary, Netcapital Securities Inc. received approval from FINRA to become a FINRA-member broker dealer. We believe that by having a registered broker-dealer, it may create opportunities to expand the Company's revenue base by hosting and generating additional fees from Reg A and Reg D offerings on the Netcapital platform, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. As of the date of this report, Netcapital Securities has been engaged by one issuer seeking to raise capital via a Regulation A offering.

Competition

We compete with a number of public and private companies that provide assistance with capital raising, strategy, technology consulting, and digital marketing. Most of our competitors have significant financial resources and occupy entrenched positions in the market with name-brand recognition. The majority of our capital raising and digital marketing business is on the Internet.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include but are not limited to reputation, technology, financial stability and resources, proven track record of successful operations, critical mass, and independent oversight and transparency of business practices. Obtaining approval from FINRA to operate as a funding portal is also a barrier to entry due to the significant internal control and capital requirements. While these barriers may limit those able to enter or compete effectively in the market, it is likely that new competitors as well as laws and regulations of governmental authority may be established in the future, in addition to our known current competitors.

We face significant competition in every aspect of our business, including from companies that facilitate online capital formation and the sharing of content and information, companies that enable marketers to display advertising, companies that distribute video and other forms of media content, and companies that provide development platforms for applications developers. We compete to attract, engage, and retain customers, to attract and retain marketers, and to attract and retain developers to build compelling applications that integrate with our products.

Increased competition from current and future competitors may in the future materially adversely affect our business, revenues, operating results and financial condition.

Industry Regulation

In an effort to enhance economic growth and to democratize access to private investment opportunities, Congress finalized the Jumpstart Our Business Startups Act (JOBS Act) in 2016. Title III of the JOBS Act enabled early-stage companies to offer and sell securities to the general public for the first time. The SEC then adopted Regulation Crowdfunding, or Reg CF, in order to implement the JOBS Act's crowdfunding provisions.

Reg CF has several important features that changed the landscape for private capital raising and investment. For the first time, this regulation:

● Allowed the general public to invest in private companies, no longer limiting early-stage investment opportunities to less than 10% of the population;

● Enabled private companies to advertise their securities offerings to the public (general solicitation); and

● Conditionally exempted securities sold under Section 4(a)(6) from the registration requirements of the Securities and Exchange Act of 1934.

The SEC had also adopted rules to implement Section 401 of the Jumpstart Our Business Startups (JOBS) Act by expanding Reg A into two tiers

● Tier 1, for securities offerings of up to $20 million in a 12-month period; and

● Tier 2, for securities offerings of up to $75 million in a 12-month period.

We are subject, both directly and indirectly, to various laws and regulations relating to our business. If any of the laws are amended, compliance could become more expensive and directly affect our income. We intend to comply with such laws, but new restrictions may arise that could materially adversely affect our Company. Specifically, the SEC regulates our funding portal business, and our funding portal is also a member of FINRA and is regulated by FINRA. We are also subject to the USA Patriot Act of 2001, which contains anti-money laundering and financial transparency laws and mandates various regulations applicable to financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Anti-money laundering laws outside of the United States contain some similar provisions. We are also subject to additional regulation and supervision of the SEC and FINRA, including without limitation Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Uniform Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. The Uniform Net Capital Rule prohibits broker-dealers from paying cash dividends, making unsecured advances or loans or repaying subordinated loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. Our failure to comply with these requirements as applicable to us could have a material adverse effect on us.

Our Market

The traditional funding model restricts access to capital, investments and liquidity. According to Harvard Business Review, venture capital firms ("VCs") invest in fewer than 1% of the companies they consider and only 10% of VC meetings are obtained through cold outreach. In addition, only 2% of VC funding went to women-owned firms in 2024, according to PitchBook, while Crunchbase revealed that only 0.4% of startup funding went to black-owned firms.

Furthermore, under the traditional model, the average investor lacked access to early-stage investments. Prior to the JOBS Act, almost 90% of U.S. households were precluded from investing in private deals, per dqydj.com. Liquidity has also been an issue, as private investments are generally locked up until IPO or takeout.

The JOBS Act helped provide a solution to these issues by establishing the funding portal industry, which is currently in its infancy. Title III of the JOBS Act outlines Reg CF, which traditionally allowed private companies to raise up to $1.07 million. In March 2021, regulatory enhancements by the SEC went into effect and increased the limit to $5 million. These amendments increased the offering limits for Reg CF, Reg A and Regulation D, Rule 504 offerings as follows: Reg CF increased to $5 million; Regulation D, Rule 504 increased to $10 million from $5 million; and Reg A Tier 2 increased to $75 million from $50 million.

According to KingsCrowd, the 2021 increase in offering limits has served to boost the attractiveness of Reg CF to later stage issuers. While the previous $1 million cap on annual funding was perceived as too restrictive for capital-intensive companies, $5 million every twelve months can be a viable alternative for companies post seed stage.

Reg CF funding grew from $74.8 million in 2018 to $343.6 million in 2024, an increase of 360%, according to KingsCrowd. Although funding was down from its 2021 peak of $496.1 million, the number of Reg CF raises reached a new high in the final month of 2024 to 569 offerings, above the previous high in March 2022 of 561. The average investment size also increased by 26% in 2024 to $1,500 from $1,190 in the previous year. We believe a significant opportunity exists to disrupt private capital markets via the Netcapital funding portal.

Reg A+ offerings raised $244 million in 2024, an increase of 7.5% from the previous year, according to KingsCrowd. While 61 offerings closed during the year, 34 new offerings were launched. $2 million was the 2024 median Reg A+ raise, while the average raise was $7.7 million. We plan to support Reg A+ raises through our broker-dealer subsidiary, Netcapital Securities.

Our Technology

The Netcapital platform is a scalable, real-time, transaction-processing engine that runs without human intervention, 24 hours a day, seven days a week.

For companies raising capital, the technology provides fully automated onboarding with integrated regulatory filings. Funds are collected from investors and held in escrow until the offering closes. For entrepreneurs, the technology facilitates access to capital at low cost. For investors, the platform provides access to investments in private, early-stage companies that were previously unavailable to the general public. Both entrepreneurs and investors can track and view their investments through their dashboard on netcapital.com. The platform currently has more than 100,000 users.

Scalability was demonstrated in November 2021, when the platform processed more than 2,000 investments in less than two hours, totaling more than $2 million.

Our infrastructure is designed in a way that can horizontally scale to meet our capacity needs. Using Docker containers and Amazon Elastic Container Service, or Amazon ECS, we are able to automate the creation and launch of our production web and application programming interface, or API, endpoints in order to replicate them as needed behind Elastic Load Balancers (ELBs).

Additionally, all of our public facing endpoints live behind CloudFlare to ensure protection from large scale traffic fluctuations (including DDoS attacks).

Our main database layer is built on Amazon RDS and features a Multi-AZ deployment that can also be easily scaled up or down as needed. General queries are cached in our API layer, and we monitor to optimize very complex database queries that are generated by the API. Additionally, we cache the most complex queries (such as analytics data) in our NoSQL (Mongo) data store for improved performance.

Most of our central processing unit, or CPU, intensive data processing happens asynchronously through a worker/jobs system managed by AWS ElastiCache's Redis endpoint. This component can be easily fine-tuned for any scale necessary.

The technology necessary to operate our funding portal is licensed from Netcapital Systems LLC, a Delaware limited liability company, of which Jason Frishman, Netcapital Founder, owns a 29% interest, under a license agreement with the Funding Portal. Payments under the licensing agreement amounted to $95,000 and $195,000 in the years ended April 30, 2025 and 2024, respectively.

Proposed Alternative Trading ("ATS") Relationship

We believe that lack of liquidity is a key issue for investors in private companies in our targeted market. We also recognize that secondary trading of securities in private companies is subject to extensive regulation and oversight. Such regulation and oversight includes, but is not limited to, the need to be a registered broker-dealer that is licensed to operate an ATS, or to partner with an entity that is licensed to do so. In order to try to address what we believe is a large, unmet need, our wholly-owned subsidiary, Netcapital Systems LLC, a Utah limited liability company ("Netcapital UT LLC"), entered into a software license and services agreement on January 2, 2023 (the "Templum License Agreement") with Templum Markets LLC ("Templum"), to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is a company that provides capital markets infrastructure for trading private equity securities, and operates an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities. As of the date of this report, we have paused further development and roll-out while we reevaluate evolving market conditions and customer expectations.

The operation of the Templum ATS is (or any similar ATS will be) subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will also result in delays in our ability to fully launch the proposed platform. In addition, because we cannot easily switch between operators of secondary trading platforms of this nature, any disruption of or interference, whether due to regulatory issues or natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or other similar events, would impact our operations and may adversely affect the ability of issuers and investors to utilize this platform. There is no obligation for Templum to renew its agreements with us on commercially reasonable terms or at all.

Institutions and individual investors may face significant risk when buying securities on our proposed secondary trading platform. These risks include the following:

- private companies are not required to make periodic public filings, and therefore certain capitalization, operational and financial information may not be available for evaluation;

- an investment may only be appropriate for investors with a long-term investment horizon and a capacity to absorb a loss of some or all of their investment;

- the securities, when purchased, are generally highly illiquid, are often subject to further transfer restrictions, and no public market exists for such securities; and

- transactions may fail to settle, which could harm our reputation.

Further, we may become involved in disputes and litigation matters between customers with respect to transactions on our proposed secondary trading platform. There is a risk that clients may increasingly look to us to make them whole for delayed and/or broken trades. Customers may litigate over a failure of sellers to deliver securities or over the untimely deliveries of securities. Any litigation to which we are a party could be expensive and time consuming, regardless of the ultimate outcome, and the potential costs and risks of such litigation may incentivize us to settle, which could harm our reputation or have a material adverse effect on our business or results or operations.

We estimate that the cost for developing this platform will not exceed $1.0 million, most of which has already been incurred and consists of salaries or fees paid to engineers and consultants. We have and continue to pay these expenses from our working capital. We do not currently have a revenue model associated with the sales of securities on the proposed ATS. However, we may seek to incorporate this revenue model in the future, provided that we determine any such revenue model is in strict compliance with all regulatory guidelines.

We currently anticipate that we will also be able to sell our interests in any portfolio company using the Templum ATS (or any similar ATS) provided such sales are made in a regulatorily compliant matter. We expect to place a restriction on any sales during any period in which an issuer is offering its securities for sale on the Netcapital funding platform. In addition, securities issued in a Reg CF transaction generally cannot be resold for a period of one year, unless the securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Accordingly, any shares owned by us would also be subject to these restrictions. Additional restrictions may be implemented, and there can be no assurance that we will ever sell any of our interests in any portfolio company using the Templum ATS (or any other similar ATS). Further, our insider trading policy prohibits all of our employees, officers, consultants and directors from buying or selling securities while in possession of material non-public information and all such parties are also required to maintain strict confidentiality of all such information. In addition, in order to maintain compliance with our insider trading policies, any affiliate or employee seeking to trade securities in any issuer listed on the funding portal must receive prior approval and clearance from our Chief Financial Officer and all such requests for clearance will be documented and maintained with our compliance department.

Our Netcapital funding portal is currently registered with the SEC and is a member of FINRA. For so long as we continue to operate our Netcapital platform solely for primary offerings by issuers under Reg CF, we believe that we are not required to register under Regulation ATS.

Competitive Advantages

Based upon publicly available information either published on the websites of our peer group (StartEngine Crowdfunding, Inc., Wefunder Inc. and Republic Core LLC) or included in offering statements of issuers hosted on such offering platforms, we believe that we provide the lowest cost solution for online capital raising. We also believe, based upon our facilitated technology platforms, our strong emphasis on customer support, and feedback received from clients that have onboarded to our platform, that our access and onboarding of new clients are superior due to our facilitated technology platforms. Our network continues to rapidly expand as a result of our enhanced marketing and broad distribution to reach new investors.

Our competitors include StartEngine Crowdfunding, Inc., Wefunder Inc. and Republic Core LLC. Given the rapid growth in the industry and its potential to disrupt the multi-billion dollar private capital market, we believe there is sufficient room for multiple players.

Our Strategy

Our strategy is to:

- Generate New Investor Accounts. Growing the number of investor accounts on our platform is a top priority. Investment dollars continuing to flow through our platform is a key revenue driver. When issuers advertise their offerings, they are generating new investor accounts for us at no cost to Netcapital. We plan to supplement our issuers' spend on advertising by increasing our online marketing spend as well, which may include virtual conferences going forward.

- Hire Additional Business Development Staff. We seek to hire additional business development staff to generate new crowdfunding clients.

- Increase the Number of Companies on Our Platform via Marketing. When a new company lists on our platform, they bring their customers, supporters, and brand ambassadors as new investors to Netcapital. We plan to increase our marketing budget to help grow our portal clients.

- Invest in Technology. Technology is critical to everything that we do. We plan to invest in developing innovative technologies that enhance our platform and allow us to pursue additional service offerings.

- Accelerate Our Advisory Portfolio Clients. The advisory portfolio and our equity interests in select advisory clients represent potential upside for our shareholders. We seek to assist our advisory clients.

- Expand Internationally. We believe there is a significant opportunity to expand into Europe and Asia as an appetite abroad grows for U.S. stocks.

- Provide a secondary trading feature. We believe that lack of liquidity is a key issue for investors in private companies in our targeted market. Accordingly, we are exploring ways in which we can provide our clients with the ability to access a secondary trading feature. In January 2023, we entered into the Templum License Agreement to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is an operator of an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. We are currently working with Templum on the design of the required software to enable issuers and investors on the Netcapital platform the ability to access the Templum ATS in order to engage in secondary trading of securities. In July 2024, we announced the launch of our beta version for this secondary trading platform and our goal was to offer such secondary trading platform through the Templum ATS to all issuers and investors on the Netcapital funding portal before the end of 2025 subject to compliance with all regulatory requirements, As of the date of this report, we have paused further development and roll-out while we reevaluate evolving market conditions and customer expectations.

- New Verticals Represent a Compelling Opportunity. We operate in a regulated market supported by the JOBS Act. We are working on expanding our model to include Regulation A and Regulation D offerings.

- Broker-Dealer License. In November 2024, our wholly-owned subsidiary, Netcapital Securities Inc. received approval to become a FINRA-member broker dealer. We believe that by having a registered broker-dealer, it may create opportunities to expand the Company's revenue base by hosting and generating additional fees from Reg A and Reg D offerings on the Netcapital platform, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts.

Investment Portfolio

An additional part of our story involves the potential value creation driven by our portfolio companies. In our portfolio, we focus on companies with emerging, disruptive technologies. A partial list of our investment portfolio is described below:

KingsCrowd

Industry: Fintech

Trusted by over 300,000 investors to vet startup investments, KingsCrowd, Inc. is a leader in ratings and analytics for online private markets. The company aggregates, analyzes, and rates companies raising on platforms like Netcapital to help investors make more informed decisions.

Risks related to an investment in KingsCrowd include, but are not limited to the following:

- Many of the key responsibilities of KingsCrowd's business have been assigned to one individual, and its ability to implement adequate internal controls depends, in part, on its ability to attract trained professional staff that allows it to segregate duties among several individuals.
- KingsCrowd may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce; and
- KingsCrowd's success depends in part on its ability to grow and take advantage of efficiencies of scale;

Zelgor

Industry: Mobile Games

Backed by famous venture capitalist Tim Draper, napster founder, Shawn Fanning, and co-creator of Guitar Hero, Kai Huang, Zelgor Inc.("Zelgor") is an interactive entertainment company featuring a new species of rambunctious alien characters called The Noobs. The Noobs are a unique and original intellectual property introduced to the world through mobile games, multimedia content, and strategic partnerships.

Risks related to an investment in Zelgor include, but are not limited to the following:

- Many of the key responsibilities of Zelgor's business have been assigned to four individuals;
- Zelgor may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce; and
- The business of mobile applications is competitive and is expected to become increasingly competitive in the future.

Hiveskill LLC

Industry: AI

The product is an AI-powered database and CRM hybrid that uses data and emotionally intelligent AI to boost direct one-to-one marketing efforts. It also provides specialized experts who know how to leverage your company's data.

Risks related to an investment in Hiveskill LLC ("Hiveskill") include, but are not limited to the following:

- Competition in the markets in which Hiveskill competes could prevent it from generating or sustaining revenue growth and generating or maintaining profitability;
- Hiveskill operates in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement; and
- Maintaining its reputation is critical to Hiveskill's ability to attract and retain clients, and any failure, or perceived failure, to appropriately operate its business or deal with matters that give rise to reputation risk may materially and adversely harm the business, prospects and results of operations

The following table summarizes the components of investments as of April 30, 2025 and 2024:

	April 30, 2025	April 30, 2024
Netcapital DE LLC	$ 1,985	$ 48,128
MustWatch LLC	-	440,000
Zelgor Inc.	1,400,000	1,400,000
ChipBrain LLC	-	3,366,348
Vymedic Inc.	11,032	11,032
C-Reveal Therapeutics LLC	50,000	50,000
Deuce Drone LLC	-	2,350,000
Hiveskill LLC	712,500	712,500
ScanHash LLC	425,000	425,000
Caesar Media Group Inc.	-	1,999,128
Cust Corp.	1,200,000	1,200,000
Reper LLC	1,200,000	1,200,000
Dark LLC	-	2,100,000
Netwire LLC	-	1,300,000
CountSharp LLC	-	1,170,000
CupCrew LLC	-	1,170,000
HeadFarm LLC	-	1,170,000
AceHedge LLC	-	1,110,000
Fantize LLC	-	1,110,000
StockText LLC	-	1,220,000
RealWorld LLC	-	1,170,000
1% equity fee received - 61 issuers in 2025, 30 issuers in 2024	169,790	97,700
KingsCrowd Inc.	577,743	513,550
Total Investments at fair value	$ 5,748,050	$ 25,333,386

Major Customers

For the year ended April 30, 2025, the Company had one customer that constituted 20% of its revenues, and a second customer that accounted for 11% of its revenues. For the year ended April 30, 2024, the Company had one customer that constituted 25% of its revenues, a second customer that constituted 22% of its revenues, and a third customer that constituted 22% of its revenues.

Recent Developments

July 2025 Warrant Exercises

In July 2025, we issued an aggregate of 269,257 shares of our common stock to warrant holders that exercised warrants to purchase 418,510 shares of common stock on a net exercise basis.

July 2025 Registered Direct Offering and Concurrent Private Placement #2

On July 16, 2025, we entered into a securities purchase agreement (the "July 2025 Purchase Agreement #2") with certain institutional investors, pursuant to which we agreed to sell 641,712 shares (the "July 2025 Shares #2") of our common stock, at a purchase price of $4.675 per share (the "July 2025 Offering #2") for gross proceeds of approximately $3 million, prior to deducting placement agent's fees and other offering expenses payable by us. We intend to use approximately $250,000 of the net proceeds from the July 2025 Offering #2 for the repayment of certain outstanding promissory notes and the remainder for working capital and other general corporate purposes. The July 2025 Shares #2 were offered pursuant to our shelf registration statement on Form S-3 (File No. 333-267921), which was declared effective by the Securities Exchange Commission on October 26, 2022.

Concurrently with the sale of July 2025 Shares #2 pursuant to the July 2025 Purchase Agreement #2 in a private placement, for each July 2025 Share #2 purchased by the investors, such investors received an unregistered warrant (the "July 2025 Investor Warrants #2") to purchase one share of our common stock, or 714,286 shares in the aggregate (the "July 2024 Investor Warrant Shares #2"). The July 2025 Investor Warrants #2 have an exercise price of $4.55 per share and are exercisable immediately upon issuance for a twenty-four month period following the date of effectiveness of resale registration statement providing for a resale of the shares underlying the July 2025 Investor Warrants #2, which resale registration statement is required to be filed within 30-days of the July 2025 Purchase Agreement #2.

In connection with the July 2025 Offering #2, we paid H.C. Wainwright & Co. LLC, as placement agent ("Wainwright") an aggregate cash fee equal to 7.5% of the gross proceeds from the sale of securities in the July 2025 Offering #2 and a management fee equal to 1.0% of the gross proceeds raised in the July 2025 Offering #2. We also issued Wainwright (or its designees) a warrant (the "Placement Agent Warrants #2") to purchase up to 7.5% of the aggregate number of July 2025 Shares #2 sold in the offering, or warrants to purchase up to 48,128 shares of Common Stock, at an exercise price equal to 125.0% of the offering price per share of our common stock, or $5.8438 per share. In addition, upon the cash exercise of July 2025 Warrants #2, we also agreed to issue Wainwright (or its designees) additional Placement Agent Warrants #2 to purchase an amount of share of our common stock equal to 7.5% of the aggregate number of July 2025 Investor Warrants Shares #2 issued upon cash exercise of the July 2025 Investor Warrants #2. The Placement Agent Warrants #2 are (or will be) exercisable immediately upon issuance for a period of five years following the commencement of the sales pursuant to the July 2025 Offering #2.

The closing of the sales of these securities under the July 2025 Purchase Agreement #2 took place on July 17, 2025.

July 2025 Registered Direct Offering and Concurrent Private Placement #1

On July 2, 2025, we entered into a securities purchase agreement (the "July 2025 Purchase Agreement #1") with certain institutional investors, pursuant to which we agreed to sell 714,286 shares (the "July 2025 Shares #1") of our common stock, at a purchase price of $7.00 per share (the "July 2025 Offering #1") for gross proceeds of approximately $5 million, prior to deducting placement agent's fees and other offering expenses payable by us. We used approximately $320,000 of the net proceeds from the July 2025 Offering #1 for the repayment of certain outstanding promissory notes and intend to use the remainder for working capital and other general corporate purposes. The July 2025 Shares #1 were offered pursuant to our shelf registration statement on Form S-3 (File No. 333-267921), which was declared effective by the Securities Exchange Commission on October 26, 2022.

Concurrently with the sale of July 2025 Shares #1 pursuant to the July 2025 Purchase Agreement #1 in a private placement, for each July 2025 Share #1 purchased by the investors, such investors received an unregistered warrant (the "July 2025 Investor Warrants #1") to purchase one share of our common stock, or 714,286 shares in the aggregate (the "July 2024 Investor Warrant Shares #1"). The July 2025 Investor Warrants #1 have an exercise price of $6.88 per share and are exercisable immediately upon issuance for a twenty-four month period following the date of effectiveness of resale registration statement providing for a resale of the shares underlying the July 2025 Investor Warrants #1, which resale registration statement is required to be filed within 30-days of the July 2025 Purchase Agreement #1.

In connection with the July 2025 Offering #1, we paid Wainwright, as placement agent an aggregate cash fee equal to 7.5% of the gross proceeds from the sale of securities in the July 2025 Offering #1 and a management fee equal to 1.0% of the gross proceeds raised in the July 2025 Offering #1. We also issued Wainwright (or its designees) a warrant (the "Placement Agent Warrants #1") to purchase up to 7.5% of the aggregate number of July 2025 Shares #1 sold in the offering, or warrants to purchase up to 53,571 shares of our common stock, at an exercise price equal to 125.0% of the offering price per share of our common stock, or $8.75 per share. In addition, upon the cash exercise of July 2025 Warrants #1, we also agreed to issue Wainwright (or its designees) additional Placement Agent Warrants to purchase an amount of share of Common Stock equal to 7.5% of the aggregate number of July 2025 Investor Warrants Shares #2 issued upon cash exercise of the July 2025 Investor Warrants #1. The Placement Agent Warrants #! are (or will be) exercisable immediately upon issuance for a period of five years following the commencement of the sales pursuant to the July 2025 Offering #1.

The closing of the sales of these securities under the July 2025 Purchase Agreement #1 took place on July 7, 2025.

Horizon License

On June 26, 2025, we entered into a Horizon Software Agreement (the "Horizon Agreement') with Horizon Globex GmbH, a company incorporated in Switzerland ("Horizon") pursuant to which Horizon granted us a royalty free, paid-up, non-exclusive, perpetual, irrevocable, unrestricted license to use the Licensed Software (as defined in the Horizon Agreement) with our branding and image, in the United States to provide capital-raising and secondary trading services to its clients in consideration for the issuance of 500,0000 shares (the "Horizon Shares") of our common stock to Horizon or its affiliate. The Horizon Agreement may be terminated by either party upon a default in the performance of any material obligation under the Agreement is not cured within 30-days after receipt of such notice. In addition, the Horizon Agreement may be terminated immediately by either party in the event the other party files or has filed against it any petition for relief under any bankruptcy statute or similar statute of any jurisdiction, or an order for relief in any bankruptcy or reorganization proceeding is entered against the other party and such order remains undischarged for a period of sixty (60) days; or a receiver is appointed for the other Party; or the other party is dissolved or liquidated, or ceases to carry on its business, or makes an assignment for the benefit of its creditors.

ATM Increase

On June 23, 2025, we filed a prospectus supplement under our At-The-Market-Offering Agreement with Wainwright for an aggregate of $975,000 of additional shares of our common stock. From June 23, 2025 to June 25, 2025, we sold 229,404 shares of our common stock through Wainwright at an average price of approximately $4.25 per share, resulting in aggregate gross proceeds of approximately $974,747, for which it paid Wainwright approximately $29,242 in commissions and other issuance costs of $1,438, resulting in net proceeds to the Company of approximately $944,067.

June 2025 Private Placement

On June 10, 2025, we entered into subscription agreements (the "Subscription Agreements") with ten accredited investors to issue an aggregate of 118,750 shares (the "June 2025 Shares") of our common stock at a purchase price of $4.00 per share (the "Purchase Price") in a private placement, for gross proceeds of $475,000. We agreed to file a registration statement on providing for the resale of the Shares (the "Resale Registration Statement") within 60 calendar days of the initial closing of the private placement (the "Filing Date") and to use reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC within 90 calendar days following the final closing of the private placement date of the Filing Date. Until the June 2025 shares are sold in accordance with applicable law, the Subscriber agrees to vote the shares in favor of all resolutions recommended by our Board of Directors, and to deliver any proxy or voting instruction required by us to effectuate this obligation. The Subscription Agreements include a price adjustment provision whereby if the Company issues additional shares at a price lower than the Purchase Price during the period beginning on the date of the Subscription Agreements and prior to the date that is 6-months following the Filing Date, investors will receive additional shares to reflect the lower price, subject to the minimum price as defined under Nasdaq Rule 5635(d) on the date the Subscription Agreements were signed, which was $2.56. The Company intends to use the net proceeds from the offering for general corporate purposes.

Amendment to Netcapital 2023 Omnibus Equity Incentive Plan

On June 6, 2025, our board of directors approved an amendment (the "Plan Amendment") to the Netcapital 2023 Omnibus Equity Incentive Plan (the "Plan") subject to stockholder approval, to: (i) increase the number of shares authorized for issuance under the Plan to 1,547,556 shares, and (ii) crease the evergreen limit from 5% to 10% of our outstanding shares, to allow for greater flexibility in future equity awards.

Formation of Advisory Boards

On June 6, 2025, our Board of Directors approved the formation of two strategic advisory boards: the Crypto Advisory Board and the Game Advisory Board.

We entered into advisory agreements with each member of the Crypto and Game Advisory Boards. Under these advisory agreements, each advisor will provide us with sector-specific strategic guidance, marketing insight, partnership referrals, and other advisory services relevant to their industry expertise. The initial term of each advisory agreement is eighteen months and may be extended by mutual agreement of the parties. In consideration of the services rendered under these advisory agreements, we issued a total of 783,722 non-qualified stock options to the advisors of the Crypto and Game Advisory Boards under the Plan as amended by the Plan Amendment. Such options are not exercisable unless and until our stockholders approve the Plan Amendment.

May 2025 Note Financings

In May 2025, we completed the sale of debt pursuant to two separate securities purchase agreements with 1800 Diagonal Lending LLC, a Virginia limited liability company, under which it issued the following convertible promissory notes:

- A convertible promissory note in the principal amount of $61,360, for a purchase price of $52,000, reflecting an original issue discount of $9,360. The note carried a one-time interest charge of 12% and is repayable in ten (10) monthly payments of $6,872.30 beginning May 30, 2025. It matures on February 28, 2026 and is convertible into shares of common stock following an event of default, subject to a 25% discount to the then-current market price, subject to Nasdaq shareholder approval limits. We prepaid the note in full on July 8, 2025, with a remittance of $52,779 after having made two of the 10 scheduled monthly payments.
- A second convertible bridge note in the principal amount of $64,960, for a purchase price of $56,000, with an original issue discount of $8,960. The note also carried a 12% one-time interest charge and is repayable in five (5) monthly payments beginning October 30, 2025. It shares the same maturity date and default-based conversion rights as the first note. We prepaid the note in full on July 8, 2025, with a remittance of $69,845.

On May 1, 2025, we completed a private financing transaction with a single accredited investor and issued an unsecured, non-convertible promissory note in the principal amount of $400,000. The note was issued at a 50% OID for gross proceeds of $200,000. The note bears interest at 8% per annum, matures three months from the issuance date, and is prepayable at any time without penalty. In the event of default, the interest rate increases to 20% per annum. The note is due on August 1, 2025.

Employees

As of April 30, 2025, the Company had three members of its senior corporate personnel. As of April 30, 2025, we had approximately 20 employees, all of which were full time. None of our employees are unionized or covered by collective bargaining agreements, and we consider our current employee relations to be good.

Corporate History and Information

The Company was incorporated in Utah in 1984 as DBS Investments, Inc. ("DBS"), merged with ValueSetters L.L.C. in December of 2003 and changed its name to ValueSetters, Inc. In November 2010, the Company purchased NetGames.com to drive subscription revenue through online games such as chess.net. In the summer of 2017, Dr. Cecilia Lenk and Coreen Kraysler, CFA were hired to bring in consulting and advisory business. In November 2020, the Company purchased Netcapital Funding Portal Inc. and changed the name of the parent company from ValueSetters, Inc. to Netcapital Inc., while the name of the consulting business was changed to Netcapital Advisors. In November 2021, the Company purchased MSG Development Corp. We formed Netcapital Securities Inc. in 2024.

Our principal executive offices are located at One Lincoln Street, Boston, Massachusetts and our telephone number is 781-925-1700. We maintain a corporate website with the address https://www.netcapitalinc.com, our funding portal maintains a website with the address http://www.netcapital.com, Netcapital Advisors maintains a website at http://www.netcapitaladvisors.com and our broker dealer also uses https://www.netcapital.com. We have not incorporated by reference into this Report on Form 10-K the information on any of our websites and you should not consider any of such information to be a part of this document. Our website addresses are included in this document for reference only.

We make available free of charge through our corporate website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports through a link to the EDGAR database as soon as reasonably practicable after we electronically file such material with, or furnish such material to the SEC. You can also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including all of our filings.

ITEM 1A. RISK FACTORS.

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Financial Position

Our financial situation creates doubt whether we will continue as a going concern.

As of April 30, 2025, the Company had negative working capital of $5,096,163 and for the year ended April 30 2025, the Company had an operating loss of $8,321,317 and net cash used in operating activities amounted to $5,339,211. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. Our management has determined, based on its recent history and the negative cash flow from operations, that it is unlikely that its plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. To the extent that funds generated from any private placements, public offerings and/or bank financing, if available, are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. Accordingly, our management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to achieve our business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If we are unable to generate adequate funds from operations or raise sufficient additional funds, we may not be able to repay our existing debt, continue to operate our business network, respond to competitive pressures or fund our operations. As a result, we may be required to significantly reduce, reorganize, discontinue, or shut down our operations.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish certain rights.

We may seek additional capital through a combination of equity offerings, debt financings, strategic collaborations and alliances or licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Any indebtedness we incur could involve restrictive covenants, such as limitations on our ability to incur additional debt, acquire or license intellectual property rights, declare dividends, make capital expenditures and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Adequate additional financing may not be available to us on acceptable terms, or at all.

Our obligations to the U.S. Small Business Administration is secured by security interests in our assets, so if we default on those obligations, they could foreclose on some or all of our assets.

Our obligations to the U.S. Small Business Administration ("SBA") is secured by security interests in our assets. As of April 30, 2025. approximately $0.5 million was owed to the SBA. If we default on our obligations under these agreements, the SBA could foreclose on their security interests and liquidate some or all of these assets, which would harm our financial condition and results of operations and would require us to reduce or cease operations and possibly seek bankruptcy protection.

The loan and security documents encompassing our secured obligations to the SBA contain restrictive covenants which limit management's discretion to operate our business

In order to obtain the SBA loan, we agreed to certain covenants that place significant restrictions on, among other things, our ability to incur additional indebtedness with any superior liens on the collateral, to create liens or other encumbrances, , and to sell or otherwise dispose of assets and merge or consolidate with other entities. Any failure to comply with these covenants i could result in an event of default, which could trigger an acceleration of the related debt. If we were unable to repay the debt upon any such acceleration, the SBA could seek to foreclose on our assets in an effort to seek repayment under the loans. If the SBA was successful, we would be unable to conduct our business as it is presently conducted and our ability to generate revenues and fund our ongoing operations would be materially adversely affected.

We recently recognized impairments totaling $17.9 million to the value of several of our portfolio company investments, which may adversely affect our financial condition and the value of our securities.

On April 30, 2025, the Company completed a quarterly review of its equity investments in accordance with ASC 321 and disclosed on May 5, 2025 that it had recognized impairment losses totaling approximately $17,935,476 related to multiple portfolio companies. These impairments were based on qualitative indicators including the resignation of key personnel, cessation of operations, regulatory setbacks, failure to file required annual reports, or technological obsolescence, depending on the specific issuer.

These non-cash impairment charges materially reduced the Company's total assets and shareholders' equity. These charges may affect the Company's ability to raise capital, impact investor confidence, and negatively influence the market price of its common stock. The Company does not expect to recover value from the impaired investments.

Additionally, the Company's evaluation of remaining investments is ongoing, and further impairments may be recognized in future reporting periods if management concludes that other securities have experienced a decline in fair value that is not expected to recover. Future impairment losses may continue to have a material adverse effect on the Company's financial position and operating results.

Risks Related to Our Business and Growth Strategy

We have a limited operating history and our profits were previously generated primarily by unrealized gains from equity securities we own in other companies. Although we were previously profitable, we have suffered losses the last few years and there is no guarantee that we will return to profitability.

We were incorporated in the State of Utah in April 1984. We reported a net loss of $28,301,325 in the year ended April 30, 2025. Although we reported earnings in the years ended April 30, 2023 and 2022, the majority of our earnings came from unrealized gains in equity securities that we own. These securities have a value on our books, but are not liquid, and furthermore, we recognized an impairment loss in fiscal 2025 of approximately $19.9 million on the equity securities that we own. Despite our prior reported earnings, there is no guarantee that we will ever become profitable in the future.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We currently derive a significant portion of our revenues from a limited number of customers. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. For the year ended April 30, 2025, the Company had one customer that constituted 20% of its revenues, and a second customer that accounted for 11% of its revenues. For the year ended April 30, 2024, the Company had one customer that constituted 25% of its revenues, a second customer that constituted 22% of its revenues, and a third customer that constituted 22% of its revenues. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or new customers, or the future demand for the products and services of these customers or new customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce the prices we charge for our products which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations and/or trading price of our common stock.

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of April 30, 2025, we had $2,683,561 of principal indebtedness outstanding and we have borrowed money on three occasions from the SBA. Our level of debt could have significant consequences to our shareholders, including the following:

● requiring the dedication of a substantial portion of cash flow from operations to make payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

● requiring a substantial portion of our corporate cash reserves to be held as a reserve for debt service, limiting our ability to invest in new growth opportunities;

● limiting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

- limiting the flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

- increasing our vulnerability to both general and industry-specific adverse economic conditions;

- putting us at a competitive disadvantage vs. less leveraged competitors; and

- increasing vulnerability to changes in the prevailing interest rates.

Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business may not generate sufficient cash flow in the future to service our debt because of factors beyond our control, including but not limited to our ability to market our products and expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Netcapital Funding Portal Inc is registered as a funding portal. As a funding portal we have to comply with stringent regulations, and the operation of our funding portal is frequently subject to examination, constraints on its business, and in some cases fines. Our wholly owned subsidiary Netcapital Securities Inc is a broker-dealer that is registered with FINRA. It is subject to additional regulation and supervision of the SEC and FINRA, including without limitation Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). In addition, some of the restrictions and rules applicable to our subsidiary could adversely affect and limit some of our business plans.

Our funding portal's service offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Rule 506(c) and Reg CF, have only been in effect in their current form since 2013 and 2016, respectively. Our ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Rule 506(c) and Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly as anticipated. Success will likely be a factor of investing in the development and implementation of marketing campaigns, repeat business from both issuer companies and investors, and favorable changes in the regulatory environment.

We may be liable for misstatements made by issuers in offerings through our funding portal.

Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for inappropriate disclosures, including untrue statements of material facts or for omitting information that could make the statements misleading. This liability may also extend in Reg CF offerings to funding portals, such as our subsidiary. Even though due diligence defenses may be available, there can be no assurance that if we were sued, we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business. Moreover, even if we are not liable or a party to a lawsuit or enforcement action, some of our clients have been and will be subject to such proceedings. Any involvement we may have, including responding to document production requests, may be time-consuming and expensive as well.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our services and the types of securities that our clients can offer and sell on our platform.

We have an evolving business model.

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients. For example, our subsidiary Netcapital Securities received its broker-dealer registration with FINRA in November 2024 and we are continuing our relationship with Templum into becoming an alternative trading system. It is unclear whether these services will be successful. Further, we continuously try to offer additional types of services, and we cannot offer any assurance that any of them will be successful. From time to time, we may also modify aspects of our business model relating to our service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and we have not set up our structure to be compliant with foreign laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. Any violation of foreign laws may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulations may limit our business operations and plans for future expansion.

Our cash flow is reliant on one main type of service.

Most of our cash-flow generating services are variants on one type of service: providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. As such, any downturn in the market could have a material adverse effect on our business and financial condition.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including the founder of our subsidiary, Netcapital Funding Portal Inc., our Chief Executive Officer, Chief Financial Officer, and our compliance, engineering and marketing teams. Our software engineering team, as well as our compliance team and our marketing team are critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due to the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We are vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our funding portal platform or in our computer systems could reduce the attractiveness of our platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider, escrow agent, or on us could harm our reputation and materially negatively impact our financial condition and business.

Our funding portal relies on one escrow agent to hold investment commitments for issuers.

We currently rely on Luminate Bank to provide all escrow services related to offerings on our platform. Any change in this relationship will require us to find another escrow agent and escrow bank. This change may cause us delays as well as additional costs in transitioning our technology. We are not allowed to operate our funding portal business without a qualified third-party escrow bank. There are a limited number of banks that provide this service. As such, if our relationship with our escrow agent is terminated, we may have difficulty finding a replacement which could have a material adverse effect on our business and results of operations.

If our wholly owned subsidiary, Netcapital Funding Portal Inc., fails to comply with its obligations under the license agreement with Netcapital Systems LLC under which the technology to operate our funding portal is licensed to Netcapital Funding Portal Inc., we could lose rights necessary to operate our funding portal which are important to our business.

Our wholly owned subsidiary, Netcapital Funding Portal Inc. has licensed the technology necessary to operate our funding portal from our majority stockholder, Netcapital Systems LLC, of which Mr. Frishman owns a 29% interest. These rights are extremely important to our business. If Netcapital Funding Portal Inc. fails to comply with any obligations under this license agreement, such license agreement may be subject to termination in whole or in part, which could severely impact our ability to operate our funding portal which would have a material adverse effect on our business, financial position, and results of operations.

In addition, disputes may arise regarding the technology subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which our processes infringe on the technology of Netcapital Systems LLC that is not subject to the license agreement;

- the ownership of inventions and know-how resulting from the joint creation or use of technology by Netcapital Systems LLC and us.

Disputes over technology under the license agreement with Netcapital Systems LLC may prevent or impair our ability to maintain our current license agreement on acceptable terms, and we may be unable to successfully operate our funding portal. In addition, any failure of Netcapital Systems LLC to service the technology subject to the license agreement or to operate its website could result in our inability to operate our funding portal which would have a material adverse effect on our business, financial condition, and results of operations.

Netcapital Systems LLC relies on third-party software for the technology subject to the license agreement with Netcapital Funding Portal Inc. that may be difficult to replace, or which could cause errors or failures of our funding portal.

Netcapital Systems LLC relies on software licensed from third parties for the technology subject to the license agreement with Netcapital Funding Portal Inc. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss by Netcapital Systems LLC of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our funding portal until equivalent technology is either developed by us or Netcapital Systems LLC, or, if available, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our funding portal which could harm our business.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protection for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our strategy to purchase a portion of early-stage companies may provide us with investments that have no liquidity.

It is our strategy to sometimes purchase, at an affordable price, part or all of early-stage companies and cross pollinate the ideas, technology and expertise within these companies to enhance the operations, profits and market share of all the entities. That strategy may result in us diverting management attention and advisory resources to do work for early-stage companies that pay for the work with equity, which becomes impaired in value or never becomes a liquid asset. For all of these early-stage companies, the future liquidity and value of our investments cannot be guaranteed, and no market may exist for us to generate gains from our investments in early-stage companies. As of April 30, 2025, we have recognized a non-cash loss of $19.9 million from the write-down of various equity securities that we own in these early-stage companies. Statistics show that early-stage companies are more likely to fail than to succeed.

Our business depends on the reliability of the infrastructure that supports the Internet and the viability of the Internet.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online securities industry or that of our customers.

End-users of our software depend on Internet Service Providers ("ISPs"), online service providers and our system infrastructure for access to the Internet sites that we operate. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. As a result, we may not be able to meet a level of service that we have promised to our subscribers, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well as likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them with competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the Company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Moreover, as we continue to expand our offerings, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

Intense competition could prevent us from increasing our market share and growing our revenues.

We compete with a number of public and private companies and most of our competitors have significant financial resources and occupy entrenched positions in the market with name-brand recognition. We also face challenges from new Internet sites that aim to attract subscribers who seek to play interactive games or invest in public or private securities. Such companies may be able to attract significantly more subscribers because of new marketing ideas and user interface concepts.

Increased competition from current and future competitors may in the future materially adversely affect our business, revenues, operating results and financial condition.

We may require additional financing in the future to fund our operations.

We may need additional capital in the future to continue to execute our business plan. Therefore, we will be dependent upon additional capital in the form of either debt or equity to continue our operations. At the present time, we do not have arrangements to raise all of the needed additional capital, and we will need to identify potential investors and negotiate appropriate arrangements with them. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our operations.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish certain rights.

We may seek additional capital through a combination of equity offerings, debt financings, strategic collaborations and alliances or licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Any indebtedness we incur could involve restrictive covenants, such as limitations on our ability to incur additional debt, acquire or license intellectual property rights, declare dividends, make capital expenditures and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Adequate additional financing may not be available to us on acceptable terms, or at all.

We may make acquisitions or form joint ventures that are unsuccessful.

Our ability to grow is partially dependent on our ability to successfully acquire other companies, which creates substantial risk. In order to pursue a growth by acquisition strategy successfully, we must identify suitable candidates for these transactions; however, because of our limited funds, we may not be able to purchase those companies that we have identified as potential acquisition candidates. Additionally, we may have difficulty managing post-closing issues such as the integration into our corporate structure. Integration issues are complex, time consuming and expensive and, without proper planning and implementation, could significantly disrupt our business, including, but not limited to, the diversion of management's attention, the loss of key business and/or personnel from the acquired company, unanticipated events, and legal liabilities.

Our future growth depends on our ability to develop and retain customers.

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

We will need to attract, train and retain additional highly qualified senior executives and technical and managerial personnel in the future.

We continue to seek technical and managerial staff members, although we have limited resources to compensate them until we have raised additional capital or developed a business that generates consistent cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with stock-based compensation, when appropriate. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Our revenues and operating results are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Since the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19, a significant portion of the U.S. population were subject to "stay at home" or similar requirements. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers (both issuers using our services and investors investing on our platform) and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak has significantly impacted global markets, U.S. employment numbers, as well as the business prospects of many small businesses (our potential clients). A significant part of our business model is based on receiving a percentage of the investments made through our platform and services. Further, we are dependent on investments in our offerings to fund our business. However, to date, other than working remotely, COVID-19 has not had a negative impact on the Company. While our business has not yet been impacted by COVID-19, to the extent COVID-19 continues and limits investment capital or personally impacts any of our key employees, it may have a significant impact on our results and operations.

Acquisitions may have unanticipated consequences that could harm our business and our financial condition.

Any acquisition that we pursue, whether successfully completed or not, involves risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition of acquired entities that are integrated into our operations;

- risks associated with entering into markets or conducting operations where we have no or limited prior experience;

- problems retaining key personnel;

- potential impairment of tangible and intangible assets and goodwill acquired in the acquisition;

- potential unknown liabilities;

- difficulties of integration and failure to realize anticipated synergies; and

- disruption of our ongoing business, including diversion of management's attention from other business concerns.

Future acquisitions may be accomplished through a cash purchase transaction, the issuance of our equity securities or a combination of both, could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

If we do not effectively protect our customers' credit and debit card data, or other personal information, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we transmit confidential credit and debit card information by way of secure online networks. Although we use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of our technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, associate or customer data, including personal data.

In connection with the operation of our business, we plan to store, process and transmit data, including personal and payment information, about our employees, customers, associates and candidates, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we introduce new services and offerings, such as mobile technology. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Failure to recognize, respond to and effectively manage the accelerated impact of social media could adversely impact our business.

In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of Internet based communications which allow individuals access to a broad audience of consumers and other interested persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of information via social media could harm our business, reputation, financial condition, and results of operations, regardless of the information's accuracy. The damage may be immediate without affording us an opportunity for redress or correction.

In addition, social media is frequently used to communicate with our customers and the public in general. Failure by us to use social media effectively or appropriately, particularly as compared to our brands' respective competitors, could lead to a decline in brand value, customer visits and revenue. Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our brands, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information. The inappropriate use of social media by our customers or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and adversely affect our results of operations.

Risks Related to Receipt of Securities for Services

A significant portion of our total assets are held in equity securities of early-stage companies, which are illiquid and subject to volatility, and could have a material adverse effect on our financial condition and results of operations.

Payment related to the consulting and advisory services provided by Netcapital Advisors was often made through equity stakes from such customers. As of April 30, 2025, approximately $5.7 million of our assets are equity securities issued by companies whose securities do not trade on public markets. The securities issued are typically in private companies with no established trading market for their securities, that often have limited operating histories, limited operating cash, and negative cash flows. Additionally, these securities are primarily restricted, and are subject to legal holding periods pursuant to Rule 144 or other applicable exemptions. The stock price of such issuers is often volatile, unpredictable, and with limited liquidity, and the value of such securities on the date of receipt compared to the date when we are able to legally sell the securities may decrease significantly. The value ascribed to our assets in our financial statements as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. Accordingly, the value of such holdings may change over time due to factors that we do not control, such as issuance of securities by such companies at lower prices or other market factors. During the year ended April 30, 2024, we recognized an unrealized loss of approximately $2.7 million on the value of our equity securities due to the decline in value of a single issuer, which represented an impairment of more than 80% of the previous value of our holdings in such issuer, which resulted in a reduction of our retained earnings. During the year ended April 30, 2025, we determined that the equity securities we held in twelve issuers had become worthless and we recorded an impairment loss of $19.9 million. Changes to the value of our holdings could have a material adverse effect on our financial condition and results of operations.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the 40 Act, (and similar legislation in other jurisdictions) and if we are deemed an "investment company" under the 40 Act applicable restrictions would make it impractical for us to operate as contemplated.

The 40 Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the 40 Act (and similar legislation in other jurisdictions).

The Company holds minority equity interests in a number of early-stage companies, often received as compensation for advisory or platform services. These holdings are considered investment securities under the Investment Company Act of 1940 (the "1940 Act") for purposes of evaluating investment company status. Section 3(a)(1)(C) of the 1940 Act generally defines an "investment company" as an issuer that holds investment securities with a value exceeding 40% of its total assets (excluding cash and U.S. government securities) on an unconsolidated basis.

Although the Company's investment securities represented a significant portion of its assets in prior periods, the Company performed the 40% asset test each quarter and concluded that the 40% threshold was not met. Furthermore, on April 30, 2025, the Company recognized impairment losses totaling approximately $19.9 million, materially reducing the value of its investment securities portfolio. As a result, the Company does not currently hold investment securities in excess of the 40% threshold under the 1940 Act.

Even with the impairment loss, the Company remains subject to ongoing evaluation under the 1940 Act. However, the Company is primarily engaged in a business other than investing, reinvesting, or trading in securities and does not anticipate the need to register under the 1940 Act. It continues to assess eligibility for an exclusion from investment company status, including the exemption under Section 3(b)(1) for companies that are primarily engaged in a non-investment business.

In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans related to us, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause us to be deemed an investment company under the 40 Act, it would be impractical for us to operate as intended pursuant to our platform and our business, financial condition and results of operations would be materially adversely affected. In addition, if we were deemed an investment company we could become subject to significant regulatory restrictions, including limitations on its capital structure, prohibitions on certain transactions with affiliates, and requirements to register under the 1940 Act. Further, this designation could be subject to civil enforcement actions and investors may have rescission rights, any of which could materially and adversely affect the Company's financial condition, operations, and stockholder value. Accordingly, we would be required to take extraordinary steps to address the situation, such as the modification and restructuring of our platform, which would materially adversely affect our ability to derive revenue.

Our consulting and advisory services have primarily been paid for in restricted shares of stock of our customers, which are often private companies with no established trading market for their securities.

For our consulting and advisory services, payment has previously primarily been made through issuance of equity securities of our customers instead of cash. The securities issued were in private companies with no established trading market for their securities. In the absence of a trading market, we may be unable to liquidate our investments, which will result in the loss of our investment.

Risks Related to Operation of our Proposed Secondary Trading Platform

We will be dependent on a third-party for operation of our proposed secondary trading platform. Any disruption in the services provided by such third-party provider could adversely affect our business. In addition, there is no guarantee that we will officially launch our secondary trading platform which could have a material adverse effect on our business.

In January 2023, we entered into the Templum License Agreement, to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is a company that provides capital markets infrastructure for trading private equity securities, and operates an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities. We began working with Templum on the design of the required software to enable issuers and investors on the Netcapital platform the ability to access the Templum ATS in order to have the ability to engage in secondary trading of securities, but we have paused our engagement with them. We do not control the operations of Templum or own the equipment used to provide such services. Further, the operation of the Templum ATS is (or any similar ATS will be) subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. In addition, because we cannot easily switch between operators of secondary trading platforms of this nature, any disruption of or interference, whether due to regulatory issues or natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or other similar events, would impact our operations and may adversely affect the ability of issuers and investors to utilize this platform. There is no obligation for Templum to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements on commercially reasonable terms, we may be forced to identify another suitable operator or develop our own secondary trading capabilities, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, Templum may take actions beyond our control that could seriously harm our business, including:

- discontinuing or limiting our access to its platform;

- increasing pricing terms;

- terminating or seeking to terminate our contractual relationship altogether; and

- modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

In July 2024, we announced the launch of our beta version for this secondary trading platform and our goal was to offer such secondary trading platform through the Templum ATS to all issuers and investors on the Netcapital funding portal before the end of 2025 subject to compliance with all regulatory requirements, As of the date of this report, we have paused further development and roll-out while we reevaluate evolving market conditions and customer expectations. There is no guarantee that we will officially launch our secondary trading platform which could have a material adverse effect on our business.

Our customers may encounter difficulties with investing through our proposed secondary trading platform.

Institutions and individual investors may face significant risk when buying securities on our proposed secondary trading platform. These risks include the following:

- private companies are not required to make periodic public filings, and therefore certain capitalization, operational and financial information may not be available for evaluation;

- an investment may only be appropriate for investors with a long-term investment horizon and a capacity to absorb a loss of some or all of their investment;

- the securities, when purchased, are generally highly illiquid, are often subject to further transfer restrictions, and no public market exists for such securities; and

- transactions may fail to settle, which could harm our reputation.

We may become involved in disputes or litigation matters between customers with respect to failed transactions on our proposed secondary trading platform (such as in the event of delayed delivery or a failure to deliver securities).

We may become involved in disputes and litigation matters between customers with respect to transactions on our proposed secondary trading platform. There is a risk that clients may increasingly look to us to make them whole for delayed and/or broken trades. Customers may litigate over the failure of sellers to deliver securities or over the untimely deliveries of securities. Any litigation to which we are a party could be expensive and time consuming, regardless of the ultimate outcome, and the potential costs and risks of such litigation may incentivize us to settle, which could harm our reputation or have a material adverse effect on our business or results or operations.

Failure to launch our proposed secondary trading platform could result in continued lack of liquidity for investors in our target market. Should this lack of liquidity cause reduced investor interest in investing in the unregistered or private securities offered by our clients, they may be less inclined to use our platform which could have a material adverse effect on our business or results of operations.

Lack of liquidity is a key issue for investors in private companies as private markets lack a liquidity feature in our targeted market. If we fail to launch our proposed secondary trading market, investors purchasing our clients' securities may continue to have a lack of liquidity. Should such continued illiquidity cause reduced investor interest in investing in unregistered or private securities, our clients may be less inclined to use our funding platform and may seek additional alternatives for raising capital, which could have a material adverse effect on our business or results of operations.

Risks Related to our Broker-Dealer Activities

Regulatory and legal uncertainties could harm our business.

The securities businesses are heavily regulated. Firms in financial service industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased accordingly. Our funding portal and broker-dealer subsidiaries are subject to extensive regulations. Regulatory bodies include, but are not limited to, the SEC, FINRA, and the Nasdaq Stock Market. Our mode of operation and profitability may be directly affected by additional legislation changes in rules promulgated by various government agencies and self-regulatory organizations that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules. Noncompliance with applicable laws or regulations could result in sanctions being levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses. Noncompliance with applicable laws or regulations could adversely affect our reputation, prospects, revenues and earnings. In addition, changes in current laws or regulations or in governmental policies could adversely affect our business, financial condition and results of operations.

Stock exchanges, other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a funding portal, broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. To continue to operate, we may have to comply with the regulatory controls of each jurisdiction in which we conduct, or intend to conduct business, the requirements of which may not be clearly defined.

Netcapital Securities Inc. may be fined or subject to other disciplinary or corrective actions if it does not maintain the capital and liquidity levels required by regulators.

The SEC, FINRA, and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. The failure of Netcapital Securities Inc. to maintain the required net capital could result in suspension or revocation of registration by the SEC or suspension or expulsion by FINRA, and could ultimately lead to liquidation of Netcapital Securities Inc. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require an intensive use of capital could be limited. Such operations may include investing activities, marketing and the financing of customer account balances. Also, our ability to withdraw capital from our brokerage subsidiary could be restricted.

Risk Factors Related to our Common Stock

Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.

We are currently listed on the Nasdaq Capital Market, a national securities exchange. Nasdaq requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders' equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from continuing to list our common stock on Nasdaq. In the event we are unable to have our shares traded on Nasdaq, our common stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than Nasdaq. Our failure to have our shares traded on the Nasdaq could make it more difficult for you to trade our shares, could prevent our common stock trading on a frequent and liquid basis and could result in the value of our common stock being less than it would be if we were able to list our shares on Nasdaq.

There can be no assurance that we will be able to comply with Nasdaq's continued listing standards, a failure of which could result in a delisting of our common stock and warrants.

Nasdaq requires that the trading price of a company's listed stock on Nasdaq remain above one dollar in order for such stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from Nasdaq. In addition, to maintain a listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our common stock and warrants and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

As previously disclosed on a Current Report on Form 8-K filed by us, Nasdaq had previously notified us on September 1, 2023 that we were not in compliance with the Nasdaq's Listing Rule 5550(a)(2) the "Bid Price Rule") because it failed to maintain a minimum bid price of $1.00 per share for 30 consecutive business days. Further as of July 22, 2024, Nasdaq determined that that our securities had a closing bid price of $0.10 or less for ten consecutive trading days and as a result, Nasdaq delivered written notice to the Company on July 23, 2024 under which it advised us that Nasdaq has determined to delist our securities from The Nasdaq Capital Market. We requested a hearing to appeal Nasdaq's delisting determination. On August 19, 2024, we received a notice from The Nasdaq Stock Market, LLC ("Nasdaq"), dated August 19, 2024, informing us that we had regained compliance with the "Bid Price Rule for continued listing on The Nasdaq Capital Market, as the bid price of our common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days since August 2, 2024. As a result of our demonstrated compliance with Nasdaq's continued listing requirements, such aforementioned hearing was cancelled.

Although our common stock is currently listed on Nasdaq, we may not be able to continue to meet the exchange's minimum listing requirements or those of any other national exchange. The Listing Rules of Nasdaq require listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

- the liquidity of our common stock;

- the market price of our common stock;

- our ability to obtain financing for the continuation of our operations;

- the number of institutional and general investors that will consider investing in our common stock;

- the number of investors in general that will consider investing in our common stock;

- the number of market makers in our common stock;

- the availability of information concerning the trading prices and volume of our common stock; and

- the number of broker-dealers willing to execute trades in shares of our common stock.

We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends.

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not pay dividends, then you may have a limited ability to liquidate or receive any payment on your investment. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds, which could affect our ability to expand our business operations.

We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price.

We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

The market price of our common stock is highly volatile and could be subject to volatility related or unrelated to our operations.

You should consider an investment in our securities to be risky, and you should invest in our securities only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this "Risk Factors" section and elsewhere in this prospectus, are:

- actual or anticipated fluctuations in quarterly funding portal revenues or operating results, whether in our operations or in those of our competitors;
- changes in financial estimates or opinions by research analysts, either with respect to us or other fintech companies;
- our failure to accelerate user growth or new issuer growth;
- any failure to meet investor or analyst expectations;
- the public's reaction to our press releases, other public announcements and our filings with the SEC;
- actual or anticipated changes in domestic or worldwide economic, political or market conditions, such as recessions;
- changes in the consumer spending environment;
- terrorist acts;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- short sales, hedging and other derivative transactions in the shares of our common stock;
- future sales or issuances of our common stock, including sales or issuances by us, our directors or executive officers and our significant stockholders;
- our dividend policy;
- changes in the market valuations of other fintech companies;
- actions by stockholders;
- various market factors or perceived market factors, including rumors, involving us, our vendors and clients, whether accurate or not;
- announcements by us or our competitors of new locations, technological advances, significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and
- a loss of a key member of management.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock in any market that develops for it. In addition, our stock price may be influenced by trading activity in our common stock as a result of market commentary (including commentary that may be unreliable or incomplete in some cases); changes in expectations about our business, our creditworthiness or investor confidence generally; or actions by stockholders and others seeking to influence our business strategies.

In the past, following periods of volatility in the market price of a company's securities, stockholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

FINRA sales practice requirements may limit a stockholder's ability to buy and sell our securities.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock or our warrants, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our common stock or our warrants, reducing a stockholder's ability to resell shares of our common stock and warrants.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our securities adversely, the price of our common stock or warrants and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock or warrants would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or warrants or trading volume to decline.

Our issuance of common stock upon the exercise of options granted under our 2021 Equity Incentive Plan and our 2023 Omnibus Equity Incentive Plan may dilute all other stockholders.

As of April 30, 2025 we have issued options to purchase 28,594 shares of common stock under our 2021 Equity Incentive Plan ("2023 Plan) and our 2023 Omnibus Equity Incentive Plan. In June 2025, we amended our 2023 Plan to increase the shares available under such 2023 Plan to 1,547,556 shares. Following amendment of the 2023 Plan, we granted options to officers, directors, employees and consultants to purchase 1,103,722 shares of common stock, which options are not exercisable until approval of the amendment to the 2023 Plan is approved by shareholders. We intend to issue the shares available under the 2023 Plan, as amended, to officers, directors and consultants.. Any such issuances of common stock underlying stock options may cause stockholders to experience dilution of their ownership interests and the per share value of our common stock to decline. As options are forfeited, we plan to reissue options to other officers, directors, employees and consultants.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure is expensive and diverts management's attention from our core business, which could adversely affect our business, results of operations, and financial condition.

As a publicly reporting company, we are faced with expensive, complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act, and Nasdaq rules. As a result of the complexity involved in complying with the applicable rules and regulations, our management's attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. We may need to hire more personnel in the future or engage outside consultants, which will increase our operating expenses, to assist us in complying with these requirements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Failure to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause our financial reports to be inaccurate.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies in which case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our articles of incorporation and bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Utah law.

In addition, as permitted by the Utah Business Corporation Act, our bylaws and the indemnification agreements that we have entered into with our directors and officers provide that:

● we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Utah law. Utah law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

● we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

● we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

● we will not be obligated pursuant to our bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors, or Board, or brought to enforce a right to indemnification;

● the rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

● we may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Limitations on liability and indemnification matters.

As permitted by the corporate laws of the state of Utah, our articles of incorporation include a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. If we are required to indemnify, both for the costs of their defense in any action or to pay monetary damages upon a finding of a court or in any settlement, our business and financial condition could be materially and adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide information under this item.

ITEM 1C. CYBERSECURITY

We believe cybersecurity is critical to advancing our technological advancements. As a fintech company, we face a multitude of cybersecurity threats that range from attacks common to most industries, such as ransomware and denial-of service. Our customers, suppliers, subcontractors, and business partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance, and results of operations. These cybersecurity threats and related risks make it imperative that we expend resources on cybersecurity.

Our Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership, including our cybersecurity consultant, regularly briefs the Board of Directors on our cybersecurity and information security posture and the Board of Directors is apprised of cybersecurity incidents deemed to have a moderate or higher business impact, even if immaterial to us. The full Board retains oversight of cybersecurity because of its importance. In the event of an incident, we intend to follow our detailed incident response playbook, which outlines the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying functional areas (e.g., legal), as well as senior leadership and the Board, as appropriate. Our Cybersecurity consultant has extensive information technology and program management experience. We have implemented a governance structure and processes to assess, identify, manage, and report cybersecurity risks.

We work with our cybersecurity consultant on assessing cybersecurity risk and on policies and practices aimed at mitigating these risks. We believe we are positioned to meet the requirements of the SEC. In addition to following SEC guidance and implementing pre-existing third party frameworks, we have developed our own practices and frameworks, which we believe enhance our ability to identify and manage cybersecurity risks. Third parties also play a role in our cybersecurity. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. Assessing, identifying, and managing cybersecurity related risks are factored into our overall business approach.

We require that our subcontractors report cybersecurity incidents to us so that we can assess the impact of the incident on us. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured.

ITEM 2. PROPERTIES

We utilize an office at 1 Lincoln Street in Boston, Massachusetts. We currently pay rent of approximately $6,600 a month for approximately 400 square feet, and our membership agreement can be canceled by us with no penalty so long as we provide 60-day notice. Almost all of our employees work remotely. We believe our current office space is suitable and adequate for its intended purposes and our near-term expansion plans.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in litigation or regulatory proceedings the ordinary course of our business, including litigation or regulatory proceedings that could be material to our business

In addition, the securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the securities industry, including class action suits that generally seek substantial damages, including in some cases punitive damages. Compliance problems that are reported to federal, state and provincial regulators, exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections for various federal, self-regulatory and state regulators. Any such audits and inspections could require significant amounts of management time, result in the diversion of significant operational resources, require us to change our business practices or products, result in sanctions being levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses, result in negative publicity, or otherwise harm our business and financial results.

Pending Regulatory Inquiries

Our businesses are heavily regulated by state and federal regulatory agencies as well as the Nasdaq Stock Market and FINRA. In the current era of heightened regulatory scrutiny of financial institutions, we have incurred increased compliance costs, along with the industry as a whole. Increased regulation also creates increased barriers to entry.

We receive many regulatory inquiries each year in addition to being subject to frequent regulatory examinations. The great majority of these inquiries do not lead to fines or any further action against us. We are generally the subject of regulatory inquiries regarding subjects including, but not limited to: anti-money laundering, compliance, registration, record-keeping, and other topics of recent regulatory interest. We have procedures for evaluating whether potential regulatory fines are probable, estimable and material and for updating its contingency reserves and disclosures accordingly. In the current climate, we expect that we may, from time to time, be subject to regulatory fines on various topics on an ongoing basis, as other regulated financial services businesses do. The amount of any fines, and when and if they will be incurred, typically is impossible to predict given the nature of the regulatory process.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(a) Market Information

Our common stock was quoted on the OTCQX marketplace under the symbol "NCPL" before our listing on Nasdaq in July 2022. Any over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Our common stock and warrants trade on the Nasdaq Capital Market under the symbols "NCPL" and "NCPLW," respectively. Our common stock and warrants commenced trading on Nasdaq on July 13, 2022.

Recent Issuances of Unregistered Securities

(a) None

(b) Holders

There are 281 shareholders of record of our common stock as of August 12, 2025.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer LLC with its business address at 237 W 37th Street, Suite 602, New York, NY 10018. Its telephone number is (212) 575-5757 and its email address is info@equitystock.com.

(c) Dividends

We have never paid dividends on our common stock and do not expect to do so in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

2021 Equity Incentive Plan. In November 2021, our Board adopted the 2021 Equity Incentive Plan, or the Plan. An aggregate of 4,286 shares of our common stock is reserved for issuance and available for awards under the Plan, including incentive stock options granted under the Plan. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. As of August 12, 2025, outstanding option grants, net of forfeitures, amounted to 2,459 options to purchase shares of common stock and there remain 1,827 shares for grant under the Plan.

The Plan is administered by our Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. Our Board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted shares of common stock, restricted stock units, performance share awards, stock bonuses and other stock-based awards and cash-based incentive awards.

2023 Omnibus Equity Incentive Plan. On January 3, 2023, the Board of Directors of the Company (the "Board") approved and adopted the Netcapital Inc., 2023 Omnibus Equity Incentive Plan (the "2023 Plan"), which was subsequently approved by the Company's stockholders. The total number of shares of common stock authorized initially authorized for issuance under the 2023 Plan was (i) 28,571 shares of common stock plus (ii) an annual increase on the first day of each calendar year beginning with May 1, 2024 and ending with the last May 1 during the initial ten-year term of the 2023 Plan, equal to the lesser of (A) five percent (5%) of the shares of common stock outstanding (on an as-converted basis, which shall include shares issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for shares of common stock, including without limitation, preferred stock, warrants and employee options to purchase any shares of common stock) on the final day of the immediately preceding calendar year and (B) such lesser number of shares of common stock as determined by the Board; provided, that, shares of common stock issued under the 2023 Plan with respect to an exempt award shall not count against such share limit. No more than 28,571 Shares, and as increased on an annual basis, on the first day of each calendar year beginning with May 1, 2024 and ending with the last May 1 during the initial ten-year term of the Plan, by the lesser of (A) five percent (5%) of the shares of common stock outstanding (on an as-converted basis, which shall include shares of common stock issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for shares of common stock, including without limitation, preferred stock, warrants and employee options to purchase any shares of common stock) on the final day of the immediately preceding calendar year; (B) 4,286 shares of common stock, and (C) such lesser number of shares of common stock as determined by the Board, shall be issued pursuant to the e On January 1, 2025, pursuant to the annual increase provision described above, the amount reserved for issuance under the Plan increased by 165,899 based on the fully diluted shares outstanding as of December 31, 2024, or 166,661 shares in the aggregate. As of April 30, 2025, we had 25,951 option grants outstanding under the 2023 Plan.

The 2023 Plan is administered by the Board or a committee to which the Board delegates such responsibility (the "Administrator"). The 2023 Plan will be administered by the Administrator in accordance with Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Administrator may interpret the 2023 Plan and may prescribe, amend, and rescind rules and make all other determinations necessary or desirable for the administration of the 2023 Plan. The 2023 Plan permits the Administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, to determine the terms and conditions of written instruments evidencing such awards and to amend the terms and conditions of outstanding awards.

The 2023 Plan permits the grant of: (a) stock options, which may be intended as incentive stock options ("ISOs") or as nonqualified stock options (options not meeting the requirements to qualify as ISOs); (b) stock appreciation rights ("SARs"); (c) restricted stock; (d) restricted stock units; (e) cash incentive awards; or (f) other awards, including: (i) stock bonuses, performance stock, performance units, dividend equivalents, or similar rights to purchase or acquire Shares, whether at a fixed or variable price or ratio related to the Common Stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (ii) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon.

On June 6, 2025, the Board approved an amendment to the Plan (the "Amendment"), subject to stockholder approval, to increase the number of shares authorized for issuance under the 2023 Plan to 1,547,556 shares and to increase the evergreen limit from 5% to 10% of the Company's outstanding shares, to allow for greater flexibility in future equity awards.

On July 30, 2025, the Board approved a second amendment to the Plan (the "Second Amendment"), subject to stockholder approval, to increase the number of shares authorized under the Plan to 3,500,000 shares. The Second Amendment also clarified that such periods for the evergreen are with respect to the Company's fiscal year (not calendar) and that such evergreen provision as amended takes effect on May 1, 2026 and also provided that the incentive stock option limit under any evergreen increase may not be increased by more than 400,000 per year.

Purchase of Equity Securities

No repurchase of equity securities were made during the 2025 fiscal year.

ITEM 6. [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

THE FOLLOWING DISCUSSION OF OUR PLAN OF OPERATION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES TO THE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE. THESE STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS.

Overview

Netcapital Inc. is a fintech company with a scalable technology platform that allows private companies to raise capital online from accredited and non-accredited investors. We give virtually all investors the opportunity to access investments in private companies. Our model is disruptive to traditional private equity investing and is based on Title III, Regulation Crowdfunding ("Reg CF") of the Jumpstart Our Business Startups Act ("JOBS Act"). We generate fees from listing private companies on our funding portal located at www.netcapital.com. Our consulting group, Netcapital Advisors Inc. ("Netcapital Advisors"), which is a wholly owned subsidiary, provides marketing and strategic advice to companies in exchange for cash fees and previously also received equity positions in certain select portfolio companies. The Netcapital funding portal is registered with the SEC, is a member of the Financial Industry Regulatory Authority ("FINRA"), a registered national securities association, and provides investors with opportunities to invest in private companies. In addition, we recently expanded our model to include Regulation A ("Reg A") offerings, which are conducted by our wholly owned subsidiary Netcapital Securities Inc. "("Netcapital Securities"), which is a licensed broker-dealer with FINRA. Both A and Reg CF offerings are made available to investors via the Company's website, www.netcapital.com.

We provide private company investment access to accredited and non-accredited investors through (i) our online portal (www.netcapital.com), which is operated by our wholly owned subsidiaries Netcapital Funding Portal, Inc and (ii) our broker-deal subsidiary, Netcapital Securities. The Netcapital funding portal charges a $5,000 listing fee, a 4.9% portal fee for capital raised at closing, and beginning in fiscal year 2025, a 1% success fee paid for with equity of the funding portal customer. In addition, the portal generates fees for other ancillary services, such as rolling closes. Netcapital Advisors previously generated fees and equity stakes from consulting in select portfolio ("Portfolio Companies") and non-portfolio clients. With respect to services for Reg A offerings, Netcapital Securities charges a listing fee of $25,000 and a success fee of 4.9% of the capital raised by an issuer under Reg A.

We generated revenues of $869,460, with costs of service of $40,344, in the year ended April 30, 2025 for a gross profit of $829,116 as compared to revenues of $4,951,435, with costs of service of $108,060, in the year ended April 30, 2024 for a gross profit of $4,843,375 (consisting of $3,537,700 in equity securities for payment of services and $1,413,736 in cash-based revenues, offset by $108,060 for costs of services). In fiscal 2025 we did not provide consulting services to Portfolio Companies in exchange for equity, which accounts for the largest portion of our decline in revenues in fiscal 2025 as compared to fiscal 2024. However, our funding portal did charge a 1% fee of the capital raised, payable in securities, to every issuer that closed an offering. The dollar value of that fee amounted to $72,090 and $97,700 for the years ended April 30, 2025 and 2024, respectively.

Revenue from portal fees decreased by $285,294, or 33%, in fiscal 2025 to $589,074 from $874,368 in fiscal 2024. Revenue from portal fees consists of a 4.9% fee of the total capital raised by an issuer plus fixed miscellaneous charges for administrative fees, such as a rolling close, or the filing of an amended offering statement. The decrease is attributable to a 29% decrease in the total dollars invested through the portal, from $14.8 million in fiscal 2024 to $10.6 million in fiscal 2025. The total number of issuers on the Netcapital funding portal in fiscal 2025 and 2024 that successfully closed an offering was 49 and 53, respectively.

Revenue from listing fees decreased by $234,540, or 53%, to $207,500 in fiscal 2025 as compared to $442,040 in fiscal 2024. The decrease in listing revenue is directly attributable to the 54% decrease in offerings launched in fiscal 2025, as compared to fiscal 2024. New listings dropped from 82 in Fiscal 2024 to 38 in fiscal 2025. Listing fees are typically $5,000 per issuer, and they are the first form of revenue earned by our Funding Portal when an issuer signs a contract with us to sell securities on the funding portal. After the listing contract is signed, an issuer typically takes two months before it is ready to launch an offering. Most issuers remain on the funding portal, marketing their offering, for a period of six to nine months.

In fiscal 2025 and 2024, the average amount raised in an offering on the Netcapital funding portal was $215,745 and $280,978, respectively. The total number of offerings on the Netcapital funding portal in fiscal 2025 and 2024 that closed was 70 in each fiscal year, of which 21 and 17 offerings hosted on the Netcapital funding platform in fiscal 2025 and 2024, respectively, terminated their listings without raising the required minimum dollar amount of capital.

Netcapital.com hosts an SEC-registered funding portal that enables private companies to raise capital online, while investors are able to invest from almost anywhere in the world, at any time, with just a few clicks. Securities offerings on the portal are accessible through individual offering pages, where companies include product or service details, market size, competitive advantages, and financial documents. Companies can accept investments from virtually anyone, including friends, family, customers and employees. Customer accounts on our platform are not permitted to hold or use digital securities to make an investment.

In addition to access to the Funding Portal, Netcapital provides the following services:

- a fully automated onboarding process;
- automated filing of required regulatory documents;
- compliance review;
- custom-built offering page on our portal website;
- third party transfer agent and custodial services;
- email marketing to our proprietary list of investors;
- rolling closes, which provide potential access to liquidity before final close date of offering;
- assistance with annual filings; and
- direct access to our team for ongoing support.

Our consulting group, Netcapital Advisors helps companies at all stages to raise capital. Netcapital Advisors provides strategic advice, technology consulting and online marketing services to assist with fundraising campaigns on the Netcapital platform. In the past, Netcapital Advisors also acted as an incubator and accelerator, taking equity stakes in select disruptive start-ups.

Netcapital Advisors' services include:

- investor introductions;
- online marketing;
- website design, software and software development;
- message crafting, including pitch decks, offering pages, and ad creation;
- strategic advice; and
- technology consulting.

Broker-Dealer Business

In November 2024, our wholly owned subsidiary, Netcapital Securities Inc. received approval from FINRA to become a FINRA-member broker dealer. We believe that by having a registered broker-dealer, it may create opportunities to expand the Company's revenue base by hosting and generating additional fees from Reg A and Reg D offerings on the Netcapital platform, earning additional fees in connection with offerings that may result from the introduction of clients to other FINRA broker-dealers and expanding our distribution capabilities by leveraging strategic partnerships with other broker-dealers to distribute offerings of issuers that utilize the Netcapital platform to a wider range of investors in order to maximize market penetration and optimize capital raising efforts. As of the date of this prospectus, Netcapital Securities has been engaged by one issuer seeking to raise capital via a Regulation A offering.

Our limited operating history and the uncertain nature of our future operations and the markets we address or intend to address make predictions of our future results of operations difficult. Our operations may never generate significant revenues, and we may not consistently achieve profitable operations.

Proposed Alternative Trading ("ATS") Relationship

We believe that lack of liquidity is a key issue for investors in private companies in our targeted market. We also recognize that secondary trading of securities in private companies is subject to extensive regulation and oversight. Such regulation and oversight includes, but is not limited to, the need to be a registered broker-dealer that is licensed to operate an ATS, or to partner with an entity that is licensed to do so. In order to try to address what we believe is a large, unmet need, our wholly-owned subsidiary, Netcapital Systems LLC, a Utah limited liability company ("Netcapital UT LLC"), entered into a software license and services agreement on January 2, 2023 (the "Templum License Agreement") with Templum Markets LLC ("Templum"), to provide issuers and investors on the Netcapital platform with the potential for greater distribution and liquidity. Templum is a company that provides capital markets infrastructure for trading private equity securities, and operates an ATS with approval in 53 U.S. states and territories for the trading of unregistered or private securities. As of the date of this report, we have paused further development and roll-out while we reevaluate evolving market conditions and customer expectations.

The operation of the Templum ATS is (or any other similar ATS will be) subject to extensive regulation and oversight. Accordingly, any regulatory delays or objections will result in delays in our ability to launch the proposed platform. In addition, because we cannot easily switch between operators of secondary trading platforms of this nature, any disruption of or interference, whether due to regulatory issues or natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or other similar events, would impact our operations and may adversely affect the ability of issuers and investors to utilize this platform. There is no obligation for Templum to renew its agreements with us on commercially reasonable terms or at all.

Recent Developments

July 2025 Warrant Exercises

In July 2025, the Company issued an aggregate of 269,257 shares of its common stock to warrant holders that exercised warrants to purchase 418,510 shares of common stock on a net exercise basis.

July 2025 Registered Direct Offering and Concurrent Private Placement #2

On July 16, 2025, the Company entered into a securities purchase agreement (the "July 2025 Purchase Agreement #2") with certain institutional investors, pursuant to which the Company agreed to sell 641,712 shares (the "July 2025 Shares #2") of its common stock, at a purchase price of $7.00 per share (the "July 2025 Offering #2") for gross proceeds of approximately $3 million, prior to deducting placement agent's fees and other offering expenses payable by the Company. The Company intends to use approximately $250,000 of the net proceeds from the July 2025 Offering #2 for the repayment of certain outstanding promissory notes the remainder for working capital and other general corporate purposes. The July 2025 Shares #2 were offered pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-267921), which was declared effective by the Securities Exchange Commission on October 26, 2022.

Concurrently with the sale of July 2025 Shares #2 pursuant to the July 2025 Purchase Agreement #2 in a private placement, for each July 2025 Share #2 purchased by the investors, such investors received an unregistered warrant (the "July 2025 Investor Warrants #2") to purchase one share of Common Stock, or 641,712 shares in the aggregate (the "July 2024 Investor Warrant Shares #2"). The July 2025 Investor Warrants #2 have an exercise price of $4.55 per share and are exercisable immediately upon issuance for a twenty-four month period following the date of effectiveness of resale registration statement providing for a resale of the shares underlying the July 2025 Investor Warrants #2, which resale registration statement is required to be filed within 30-days of the July 2025 Purchase Agreement #2.

In connection with the July 2025 Offering #2, the Company paid H.C. Wainwright & Co. LLC, as placement agent ("Wainwright") an aggregate cash fee equal to 7.5% of the gross proceeds from the sale of securities in the July 2025 Offering #2 and a management fee equal to 1.0% of the gross proceeds raised in the July 2025 Offering #2. The Company also issued Wainwright (or its designees) a warrant (the "Placement Agent Warrants #2") to purchase up to 7.5% of the aggregate number of July 2025 Shares #2 sold in the offering, or warrants to purchase up to 48,128 shares of the Company's common stock, at an exercise price equal to 125.0% of the offering price per share of the Company's common stock, or $5.8438 per share. In addition, upon the cash exercise of July 2025 Warrants #2, the Company also agreed to issue Wainwright (or its designees) additional Placement Agent Warrants #2 to purchase an amount of share of Common Stock equal to 7.5% of the aggregate number of July 2025 Investor Warrants Shares #2 issued upon cash exercise of the July 2025 Investor Warrants #2. The Placement Agent Warrants #2 are (or will be) exercisable immediately upon issuance for a period of five years following the commencement of the sales pursuant to the July 2025 Offering #2.

The closing of the sales of these securities under the July 2025 Purchase Agreement #2 took place on July 17, 2025.

July 2025 Registered Direct Offering and Concurrent Private Placement #1

On July 2, 2025, the Company entered into a securities purchase agreement (the "July 2025 Purchase Agreement #1") with certain institutional investors, pursuant to which it agreed to sell 714,286 shares (the "July 2025 Shares #1") of its common stock, at a purchase price of $7.00 per share (the "July 2025 Offering #1") for gross proceeds of approximately $5 million, prior to deducting placement agent's fees and other offering expenses payable by the Company. The Company used approximately $320,000 of the net proceeds from the July 2025 Offering #1 for the repayment of certain outstanding promissory notes and intend to use the remainder for working capital and other general corporate purposes. The July 2025 Shares #1 were offered pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-267921), which was declared effective by the Securities Exchange Commission on October 26, 2022.

Concurrently with the sale of July 2025 Shares #1 pursuant to the July 2025 Purchase Agreement #1 in a private placement, for each July 2025 Share #1 purchased by the investors, such investors received an unregistered warrant (the "July 2025 Investor Warrants #1") to purchase one share of the Company's common stock, or 714,286 shares in the aggregate (the "July 2024 Investor Warrant Shares #1"). The July 2025 Investor Warrants #1 have an exercise price of $6.88 per share and are exercisable immediately upon issuance for a twenty-four month period following the date of effectiveness of resale registration statement providing for a resale of the shares underlying the July 2025 Investor Warrants #1, which resale registration statement is required to be filed within 30-days of the July 2025 Purchase Agreement #1.

In connection with the July 2025 Offering #1, the Company paid Wainwright, as placement agent an aggregate cash fee equal to 7.5% of the gross proceeds from the sale of securities in the July 2025 Offering #1 and a management fee equal to 1.0% of the gross proceeds raised in the July 2025 Offering #1. We also issued Wainwright (or its designees) a warrant (the "Placement Agent Warrants #1") to purchase up to 7.5% of the aggregate number of July 2025 Shares #1 sold in the offering, or warrants to purchase up to 53,571 shares of Common Stock, at an exercise price equal to 125.0% of the offering price per share of the Company's common stock, or $8.75 per share. In addition, upon the cash exercise of July 2025 Warrants #1, the Company also agreed to issue Wainwright (or its designees) additional Placement Agent Warrants to purchase an amount of share of Common Stock equal to 7.5% of the aggregate number of July 2025 Investor Warrants Shares #2 issued upon cash exercise of the July 2025 Investor Warrants #1. The Placement Agent Warrants #! are (or will be) exercisable immediately upon issuance for a period of five years following the commencement of the sales pursuant to the July 2025 Offering #1.

The closing of the sales of these securities under the July 2025 Purchase Agreement #1 took place on July 7, 2025.

Horizon License

On June 26, 2025, the Company entered into a Horizon Software Agreement (the "Horizon Agreement') with Horizon Globex GmbH, a company incorporated in Switzerland ("Horizon") pursuant to which Horizon granted the Company a royalty free, paid-up, non-exclusive, perpetual, irrevocable, unrestricted license to use the Licensed Software (as defined in the Horizon Agreement) with our branding and image, in the United States to provide capital-raising and secondary trading services to its clients in consideration for the issuance of 500,0000 shares (the "Horizon Shares") of the Company's common stock to Horizon or its affiliate. The Horizon Agreement may be terminated by either party upon a default in the performance of any material obligation under the Agreement is not cured within 30-days after receipt of such notice. In addition, the Horizon Agreement may be terminated immediately by either party in the event the other party files or has filed against it any petition for relief under any bankruptcy statute or similar statute of any jurisdiction, or an order for relief in any bankruptcy or reorganization proceeding is entered against the other party and such order remains undischarged for a period of sixty (60) days; or a receiver is appointed for the other Party; or the other party is dissolved or liquidated, or ceases to carry on its business, or makes an assignment for the benefit of its creditors.

ATM Increase

On June 23, 2025, the Company filed a prospectus supplement under our At-The-Market-Offering Agreement with Wainwright for an aggregate of $975,000 of additional shares of our common stock. From June 23, 2025 to June 25, 2025, we sold 229,404 shares of our common stock through Wainwright at an average price of approximately $4.25 per share, resulting in aggregate gross proceeds of approximately $974,747, for which it paid Wainwright approximately $29,242 in commissions and other issuance costs of $1,428, resulting in net proceeds to the Company of approximately $944,067.

June 2025 Private Placement

On June 10, 2025, the Company entered into subscription agreements (the "Subscription Agreements") with ten accredited investors to issue an aggregate of 118,750 shares (the "June 2025 Shares") of common stock at a purchase price of $4.00 per share (the "Purchase Price") in a private placement, for gross proceeds of $475,000. The Company has agreed to file a registration statement on providing for the resale of the June 2025 Shares (the "Resale Registration Statement") within 60 calendar days of the initial closing of the private placement (the "Filing Date") and to use reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC within 90 calendar days following the final closing of the private placement date of the Filing Date. Until the June 2025 Shares are sold in accordance with applicable law, each subscriber agreed to vote the shares in favor of all resolutions recommended by the Company's Board of Directors, and to deliver any proxy or voting instruction required by the Company to effectuate this obligation. The Subscription Agreements include a price adjustment provision whereby if the Company issues additional shares at a price lower than the Purchase Price during the period beginning on the date of the Subscription Agreements and prior to the date that is 6-months following the Filing Date, investors will receive additional shares to reflect the lower price, subject to the minimum price as defined under Nasdaq Rule 5635(d) on the date the Subscription Agreements were signed, which was $2.56. The Company intends to use the net proceeds from the offering for general corporate purposes.

Amendment to Netcapital 2023 Omnibus Equity Incentive Plan

On June 6, 2025, the Company's board of directors approved an amendment (the "Plan Amendment") to the Netcapital 2023 Omnibus Equity Incentive Plan (the "Plan") subject to stockholder approval, to: (i) increase the number of shares authorized for issuance under the Plan to 1,547,556 shares, and (ii) crease the evergreen limit from 5% to 10% of our outstanding shares, to allow for greater flexibility in future equity awards.

Formation of Advisory Boards

On June 6, 2025, the Company's board of directors approved the formation of two strategic advisory boards: the Crypto Advisory Board and the Game Advisory Board,

The Company entered into advisory agreements with each member of the Crypto and Game Advisory Boards. Under these advisory agreements, each advisor will provide the Company with sector-specific strategic guidance, marketing insight, partnership referrals, and other advisory services relevant to their industry expertise. The initial term of each advisory agreement is eighteen months and may be extended by mutual agreement of the parties. In consideration of the services rendered under these advisory agreements, we issued a total of 783,722 non-qualified stock options to the advisors of the Crypto and Game Advisory Boards under the Plan as amended by the Plan Amendment. Such options are not exercisable unless and until our stockholders approve the Plan Amendment.

May 2025 Note Financings

In May 2025, the Company completed the sale of debt pursuant to two separate securities purchase agreements with 1800 Diagonal Lending LLC, a Virginia limited liability company, under which it issued the following convertible promissory notes:

- A convertible promissory note in the principal amount of $61,360, for a purchase price of $52,000, reflecting an original issue discount of $9,360. The note carried a one-time interest charge of 12% and is repayable in ten (10) monthly payments of $6,872.30 beginning May 30, 2025. It matures on February 28, 2026 and is convertible into shares of common stock following an event of default, subject to a 25% discount to the then-current market price, subject to Nasdaq shareholder approval limits. The Company prepaid the note in full on July 8, 2025, with a remittance of $52,779 after having made two of the 10 scheduled monthly payments.
- A second convertible bridge note in the principal amount of $64,960, for a purchase price of $56,000, with an original issue discount of $8,960. The note also carried a 12% one-time interest charge and is repayable in five (5) monthly payments beginning October 30, 2025. It shares the same maturity date and default-based conversion rights as the first note. The Company prepaid the note in full on July 8, 2025, with a remittance of $69,845.

On May 1, 2025, the Company completed a private financing transaction with a single accredited investor and issued an unsecured, non-convertible promissory note in the principal amount of $400,000. The note was issued at a 50% OID for gross proceeds of $200,000. The note bears interest at 8% per annum, matures three months from the issuance date, and is prepayable at any time without penalty. In the event of default, the interest rate increases to 20% per annum. The note is due on August 1, 2025.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Results of Operations

Fiscal Year 2025 Compared to Fiscal Year 2024

Our revenues for fiscal 2025 decreased by $4,081,975, or 82.4%, to $869,460, as compared to $4,951,435 reported for fiscal 2024. The decrease in revenues is attributable to decreased revenues from consulting services for equity securities, which recorded a decrease in fees of $3,440,000 to $0 in fiscal 2025 as compared to $3,440,000 in fiscal 2024. The components of revenue are as follows:

	April 30, 2025	April 30, 2024
Consulting services for equity securities	$ -	$ 3,440,000
Consulting revenue	-	96,200
Portal fees	589,074	874,368
Listing fees	207,500	442,040
Portal 1% equity fee	72,090	97,700
Game website revenue	796	1,127
Total	$ 869,460	$ 4,951,435

The decrease of $3,440,000 in consulting services for equity securities in fiscal 2025 occurred because we provided no consulting services in exchange for equity securities, as compared to 3 companies in fiscal 2024 that paid for services with equity securities. We have focused on online revenue products in fiscal 2025 and will continue to do so in fiscal 2026. Our subsidiary Netcapital Funding Portal Inc. ("Funding Portal") began charging a fee of 1% of the equity raised by issuers that engage with the Funding Portal and in fiscal 2024, the Funding Portal earned equity securities from 30 clients, with an aggregate value of $72,090, as compared to $97,700 in fiscal 2024.

Consulting revenue consists of fees earned by a subsidiary Netcapital Advisors Inc., which earned $96,200 in revenue in fiscal 2024 and $0 in fiscal 2025. Given our limited staff, we did not seek consulting engagements in fiscal 2025 and we do not plan to seek them in fiscal 2026.

Revenue from portal fees decreased by $285,294, or 33%, in fiscal 2025 to $589,074 from $874,368 in fiscal 2024. Revenue from portal fees consists of a 4.9% fee of the total capital raised by an issuer plus fixed miscellaneous charges for administrative fees, such as a rolling close, or the filing of an amended offering statement. The decrease is attributable to a 29% decrease in the total dollars invested through the portal, from $14.8 million in fiscal 2024 to $10.6 million in fiscal 2025. The total number of issuers on the Netcapital funding portal in fiscal 2025 and 2024 that successfully closed an offering was 49 and 53, respectively.

Revenue from listing fees decreased by $234,540, or 53%, to $207,500 in fiscal 2025 as compared to $442,040 in fiscal 2024. The decrease in listing revenue is directly attributable to the 54% decrease in offerings launched in fiscal 2025, as compared to fiscal 2024. New listings dropped from 82 in Fiscal 2024 to 38 in fiscal 2025. Listing fees are typically $5,000 per issuer, and they are the first form of revenue earned by our Funding Portal when an issuer signs a contract with us to sell securities on the funding portal. After the listing contract is signed, an issuer typically takes two months before it is ready to launch an offering. Most issuers remain on the funding portal, marketing their offering, for a period of six to nine months.

Our costs of revenues decreased by $67,716 or 63%, to $40,344 in fiscal 2025 from $108,060 in fiscal 2024. The decrease is attributable to the 82% decrease in revenues in fiscal 2025, as compared to fiscal 2024.

Consulting expenses decreased by $295,262, or 48%, to $314,947 for fiscal 2025 from $610,209 reported in the prior fiscal year. The Company decreased its use of individual independent contractors in fiscal 2025. Consulting expenses are payments for services rendered by non-employees.

Marketing expense decreased by $296,072, or approximately 89%, to $37,699 for the year ended April 30, 2025, as compared to $333,771 in fiscal 2024. The decrease was primarily due to limited cash resources.

Rent expense increased by $3,451, or approximately 5%, to $79,568 for fiscal 2025, as compared to $76,117 in fiscal 2024. The increase is attributed to higher costs for our office-space agreement.

Payroll and payroll related expenses decreased by $336,474 or 9%, to $3,502,166 in fiscal 2025, as compared to $3,838,640 in fiscal 2024. The decrease was attributed to fewer employees.

General and administrative expenses increased by $1,796,981 or 52%, to $5,224,007 for the year ended April 30, 2025, as compared to $3,427,026 for the prior fiscal year. The primary increase in expenses is attributable to professional fees, which includes costs of attorneys, proxy solicitation, and investor relations.

Interest expense decreased by $4,701 to $41,289 for the year ended April 30, 2025, as compared to $45,990 for the prior fiscal year. The decrease in interest expense is attributed to a reduction in debt owed to a secured lender that was paid in full during the first quarter of fiscal 2024.

We recognized an unrealized loss in the value of our equity securities of $2,696,135 in fiscal 2024, as compared to an unrealized gain of $18,050 in the value of our equity securities in fiscal 2025. The loss in fiscal 2024 was attributable to a decrease in value to $0.16 per share from $1.00 per share for 3,209,685 shares of common stock that we own of KingsCrowd, Inc. The gain in fiscal 2025 resulted primarily from an increase in value of our KingsCrowd securities to $0.18 per share, less an unrealized loss of $46,143 in the value of our shares in Netcapital Systems.

We recorded an impairment expense of $19,915,556 and $1,048,430 in fiscal 2025 and 2024. During the fiscal year ended April 30, 2025, the Company evaluated its equity investments in multiple issuers for impairment in accordance with ASC 321-10-35-3. The Company determined that the fair value of several investments had declined below their carrying amounts and that the declines were other-than-temporary. These conclusions were based on qualitative indicators including the resignation of key personnel, discontinuation of business operations, termination of fundraising efforts, and other adverse developments. As a result, thirteen equity investments were written-off, creating an impairment expense of $19,915,556.

The loss in fiscal 2024 consists of a reduction in value from $647,264 to $0 for the intangible assets we acquired in the purchase of MSG, and a reduction in value from $401,166 to $0 for the intangible assets we own that are associated with the website 1on1.fans. The person who operated MSG retired due to health reasons during fiscal 2024 and we were unsuccessful in transitioning the valuation consulting work performed by MSG to another person. Consequently, in fiscal 2024, we recorded an impairment loss for the intangible assets associated with our acquisition of MSG. Similarly, the person who was designated to operate our 1on1.fans website left the Company in May 2024, and without his expertise and connections with professional hockey players, we determined the value to be $0. The total reduction in value of the intangible assets previously recorded at values of $647,264 and $401,166, created an impairment expense of $1,048,430 for the year ended April 30, 2024.

Liquidity and Capital Resources

As of April 30, 2025, we had cash and cash equivalents of $289,428 and negative working capital of $5,204,109 as compared to cash and cash equivalents of $863,182 and negative working capital of $2,074,163 as of April 30, 2024.

We have been successful in raising capital by completing public offerings of our common stock. We have also obtained short-term loans to help us meet our cash operating needs. Subsequent to our year end of April 30, 2025, we sold shares of our common stock on four occasions to raise cash for the Company.

On July 16, 2025, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we agreed to sell 641,712 shares of our common stock, at a purchase price of $4.675 per share for gross proceeds of approximately $3 million, prior to deducting placement agent's fees and other offering expenses payable by us. Each share of commons stock was also sold with a warrant to purchase one share of common stock with an exercise price of $4.55 per share. We intend to use the $250,00 of the net proceeds from the offering for repayment of certain outstanding promissory notes and the remainder for working capital and other general corporate purposes. The shares were offered pursuant to our shelf registration statement on Form S-3 (File No. 333-267921), which was declared effective by the Securities Exchange Commission on October 26, 2022. This offering closed in July 17, 2025.

On July 2, 2025, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we agreed to sell 714,286 shares of our common stock, at a purchase price of $7.00 per share for gross proceeds of approximately $5 million, prior to deducting placement agent's fees and other offering expenses payable by us. Each share of commons stock was also sold with a warrant to purchase one share of common stock with an exercise price of $6.88 per share. We used approximately $320,000 of the net proceeds for repayment of outstanding promissory notes and intend to use the remainder for working capital and other general corporate purposes. The shares were offered pursuant to our shelf registration statement on Form S-3 (File No. 333-267921), which was declared effective by the Securities Exchange Commission on October 26, 2022.

On June 23, 2025, the Company filed a prospectus supplement under our At-The-Market-Offering Agreement with Wainwright for an aggregate of $975,000 of additional shares of our common stock. From June 23, 2025 to June 25, 2025, 2025, we sold 229,404 shares of our common stock through Wainwright at an average price of approximately $4.25 per share, resulting in aggregate gross proceeds of approximately $974,747, for which it paid Wainwright approximately $29,242 in commissions and other issuance costs of $1,438, resulting in net proceeds to the Company of approximately $944,067.

On June 10, 2025, we entered into subscription agreements with ten accredited investors to issue an aggregate of 118,750 shares of common stock at a purchase price of $4.00 per share (the "Purchase Price") in a private placement, for gross proceeds of $475,000. The Company has agreed to file a registration statement on providing for the resale of the Shares within 60 calendar days of the initial closing of the private placement (the "Filing Date") and to use reasonable best efforts to cause the Resale Registration Statement to be declared effective by the SEC within 90 calendar days following the final closing of the private placement date of the Filing Date. The subscription agreements include a price adjustment provision whereby if the Company issues additional shares at a price lower than the Purchase Price during the period beginning on the date of the subscription agreements and prior to the date that is 6-months following the Filing Date, investors will receive additional shares to reflect the lower price, subject to the minimum price as defined under Nasdaq Rule 5635(d) on the date the subscription agreements were signed, which was $2.56. The Company intends to use the net proceeds from the offering for general corporate purposes.

On May 1, 2025, the Company completed a private financing transaction with a single accredited investor and issued an unsecured, non-convertible promissory note in the principal amount of $400,000. The note was issued at a 50% original issuance discount ("OID") for gross proceeds of $200,000. The note bears interest at 8% per annum, matures three months from the issuance date, and is prepayable at any time without penalty. In the event of default, the interest rate increases to 20% per annum. The note is due on August 1, 2025.

On April 29, 2025, the Company entered into a private financing transaction with a single accredited investor and issued an unsecured, non-convertible promissory note in the principal amount of $200,000. The note was issued at a 50% OID for gross proceeds of $100,000. The note bears interest at 8% per annum, matures on July 31, 2025, and is prepayable at any time without penalty. In the event of default, the interest rate increases to 20% per annum. As of April 30, 2025, the unamortized OID was $98,350, and the note was recorded on the balance sheet at a net carrying amount of $101,650.

On March 26, 2025, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (the "Lender"), pursuant to which the Company issued a promissory note in the principal amount of $181,540 (the "Note"). The Note was issued with an original issue discount of $25,040, and the Company received net proceeds of $150,000 after deducting legal and due diligence fees.

On March 5, 2025, the Company entered into inducement offer letter agreements with certain warrant holders to exercise 79,558 outstanding warrants for cash at a reduced exercise price of $1.80 per share (previously $8.74 per share). In consideration, the Company issued Series A-7 and Series A-8 Common Stock Purchase Warrants to purchase an aggregate of 159,116 shares of common stock at an exercise price of $2.03. The Series A-7 Warrants expire five years from their initial exercise date of September 5, 2025, and the Series A-8 Warrants expire eighteen months from the same date. The transaction closed on March 6, 2025, generating gross proceeds of approximately $143,000, before deducting fees and expenses.

On January 9, 2025, the Company entered into inducement offer letter agreements with certain investors that held certain outstanding warrants to purchase up to an aggregate of 270,861 shares of the Company's common stock, that were originally issued to the warrant holders in December 2023 and May 2024 (the "Existing Warrants"). The Existing Warrants had an exercise price of $10.85 per share. Pursuant to the inducement letter agreements, the warrant holders agreed to exercise for cash the Existing Warrants at a reduced exercise price of $1.80 per share in partial consideration for the Company's agreement to issue in a private placement (x) new Series A-5 Common Stock purchase warrants (the "Series A-5 Warrants") to purchase up to 361,148 shares of our common stock and (y) new Series A-6 Common Stock Purchase Warrants (the "Series A-6 Warrants" and, together with the Series A-5 Warrants, the "New Warrants") to purchase up to 180,574 shares of common stock. The New Warrants are exercisable beginning on July 13, 2025 (the "Initial Exercise Date"), with such warrants expiring on (i) the five year anniversary of the Initial Exercise Date for the Series A-5 Warrants and (ii) the eighteen month anniversary of the Initial Exercise Date for the Series A-6 Warrants.

The closing of the transactions contemplated by the inducement letters agreements occurred on January 13, 2025. The Company received aggregate gross proceeds of approximately $487,000 from the exercise of the Existing Warrants by the warrant holders, before deducting placement agent fees and other expenses payable by the Company. The Company also issued warrants, that expire on July 15, 2030, to designees of Wainwright to purchase up to 20,315 shares of our common stock at an exercise price of $2.25 per share.

We believe that our existing cash investment balances, our anticipated cash flows from operations and liquidity sources including offering of equity and/or debt securities and/or the sale of equity positions in certain portfolio companies for which we provide marketing and strategic advice may not be sufficient to meet our working capital and expenditure requirements for the next 12 months. Our management has determined, based on its recent history and the negative cash flow from operations, that it is unlikely that its plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. To the extent that funds generated from any private placements, public offerings and/or bank financing, if available, are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. Accordingly, the Company's management has concluded that these conditions raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to achieve our business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If we are unable to generate adequate funds from operations or raise sufficient additional funds, we may not be able to repay our existing debt, continue to operate our business network, respond to competitive pressures or fund our operations. As a result, we may be required to significantly reduce, reorganize, discontinue or shut down our operations.

Year over Year Changes

Net cash used in operating activities amounted to $5,339,211 in fiscal 2025, as compared to net cash used in operating activities of $4,879,838 in fiscal 2024.

In fiscal 2025, the principal sources of cash from operating activities were an impairment loss of $19,915,556, an increase in accounts payable of $2,107,454, and stock-based compensation of $757,484. However, the sources of cash were offset by a net loss of $38,301,317.

In fiscal 2024, the principal sources of cash from operating activities were an unrealized loss on equity securities of $2,696,135, an impairment loss of $1,048,430 and stock-based compensation of $1,324,917. However, the sources of cash were offset by a net loss of $4,986,317, a receipt of equity in lieu of cash of $3,427,699, changes in deferred taxes of $1,657,000 and an increase in accounts receivable of $293,849.

There were no investing activities in fiscal 2025. Net cash used in investing activities in fiscal 2024 consisted of a $20,000 note receivable.

For the year ended April 30, 2025, net cash provided from financing activities amounted to $4,765,457, which included proceeds from the sale of common stock of $1,979,000, proceeds from the exercise of warrants of $2,529,957, and proceeds from issuance of short-term notes of $256,500 with original issue discounts of $125,040. For the year ended April 30, 2024, net cash provided by financing activities amounted to $5,193,579, which consisted of proceeds from the sale of common stock of $5,538,611 and proceeds from warrant exercises of $4,968, which were offset by repayment of $350,000 of principal to our secured lender.

In fiscal 2025 and 2024, there were no expenditures for capital assets. We do not anticipate any capital expenditures in the next fiscal year.

New Accounting Standards

The new accounting pronouncements in Note 1 to our financial statements, which are included in this Report, are incorporated herein by reference thereto.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The most significant estimates include:

- revenue recognition and estimating allowance for doubtful accounts;
- valuation of long-lived assets; and
- valuation of intangible assets.

We continually evaluate our accounting policies and the estimates we use to prepare our financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances at the time such estimates are made. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate, or the use of different estimating methods, could have a material impact on our consolidated results of operations or financial condition.

Actual results could differ from those estimates. Significant accounting policies are described in Note 1 to our financial statements, which are included in this Report. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Certain of our accounting policies are deemed "critical", as they require management's highest degree of judgment, estimates and assumptions. The following critical accounting policies are not intended to be a comprehensive list of all of our accounting policies or estimates:

Revenue Recognition

The Company recognizes service revenue from its consulting contracts, funding portal and game website using the five-step model as prescribed by ASC 606:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers, which primarily are professional services, listing fees on our funding portal, and a portal fee of 4.9% of the money raised on the funding portal. Beginning in fiscal year 2024, the funding portal also receives a fee of 1% of the equity sold by an issuer that utilized the funding portal's services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company usually bills its customers before it provides any services and begins performing services after the first payment is received. Contracts are typically one year or less. For larger contracts, in addition to the initial payment, the Company may allow for progress payments throughout the term of the contract.

Judgments and Estimates

The estimation of variable consideration for each performance obligation requires the Company to make subjective judgments. The Company enters into contracts with customers that regularly include promises to transfer multiple services, such as digital marketing, web-based videos, offering statements, and professional services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

When agreements involve multiple distinct performance obligations, the Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices (SSP) of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the price at which the Company sells a promised service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by the use of observable market and cost-based inputs. The Company continues to review the factors used to establish list price and will adjust standalone selling price methodologies as necessary on a prospective basis.

Service Revenue

Service revenue from subscriptions to the Company's game website is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Professional services revenue is recognized over time as the services are rendered.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset (accounts receivable).

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current assets in the consolidated balance sheets and will be recognized during the succeeding twelve-month period.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual plan subscription services and professional services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors.

All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company's subscription terms are typically less than one year. All of the Company's revenues in the years ended April 30, 2025 and 2024, which amounted to $869,460 and $4,951,435, respectively, are considered contract revenues. Contract revenue as of April 30, 2025 and 2024, which has not yet been recognized, amounted to $330 and $466, respectively, and is recorded on the balance sheet as deferred revenue. The Company expects to recognize revenue on all of its remaining performance obligations over the next 12 months.

Allowance for Doubtful Accounts

In order to record the Company's accounts receivable at their net realizable value, the Company must assess their collectability. A considerable amount of judgment is required in order to make this assessment, including an analysis of historical bad debts and other adjustments, a review of the aging of the Company's receivables, and the current creditworthiness of the Company's customers. Generally, when a customer account reaches a certain level of delinquency, the Company provides an allowance for the related amount receivable from the customer. The Company writes off the accounts receivable balance from a customer and the related allowance established when it believes it has exhausted all reasonable collection efforts. Net accounts receivable of $78,649 and $134,849 were recorded as of April 30, 2025 and 2024, respectively, and an allowance for doubtful accounts of $353,455was recorded as of April 30, 2024 and 2023.

Impairment of Long-Lived Assets

Financial Accounting Standards Board ("FASB") authoritative guidance requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss estimates are primarily based upon management's analysis and review of the carrying value of long-lived assets at each balance sheet date, utilizing an undiscounted future cash flow calculation. Impairment losses of $19,915,556 and $1,048,430 were recorded during fiscal 2025 and fiscal 2024, respectively.

Investment in Equity Securities

The Company holds investments in equity securities that are within the scope of ASC 321. These securities are typically received as payment for invoices and initially recorded at cost, which represents the fair value of the consideration received at the time of the transaction.

The Company monitors these investments for changes in observable prices from orderly transactions for the identical or similar securities. When observable price changes are identified or an impairment is recognized, the investments are remeasured to fair value, with changes recognized in earnings.

Income Taxes

We estimate the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined that such assets will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carry-forward will be used, the related valuation allowance on such assets is reversed.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Information About Market Risk

We are not subject to fluctuations in interest rates, currency exchange rates or other financial market risks. We have not made any sales, purchases or commitments with foreign entities which would expose us to currency risks.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide information under this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our Consolidated Financial Statements required by this Item are included herein, commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of April 30, 2025, the end of the period covered by this Annual Report on Form 10-K, have concluded that our disclosure controls and procedures were not effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of April 30, 2025, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework - 2013. Based on this assessment, our management concluded that, as of April 30, 2025, our internal control over financial reporting was not effective. Management identified a material weakness in internal controls over financial reporting related to the over-accrual of legal expenses for two law firms during the year. This weakness indicates that the Company's policies and procedures for recording accrued expenses did not operate effectively to ensure that such accruals were not overstated at period-end.

In addition, management identified a significant deficiency in internal controls over financial reporting related to the process for identifying and evaluating evidence of orderly transactions and indicators of impairment for investments in equity securities without readily determinable fair values, particularly for investees with related party relationships. While the Company has a qualitative framework for operational and organizational factors, it did not consistently obtain or review recent financial information from investees as part of its annual impairment analysis.

Remediation Plan

Management is committed to remediate the identified material weakness and significant deficiency, as well as the improvement of the Company's overall internal control over financial reporting. Remediation efforts will include:

- Implementing enhanced period-end closing procedures for accrued expenses, including review of subsequent disbursements, vendor statements and improved communication between management and accounting personnel regarding transaction timing.

- Updating investment valuation policies to require obtaining and reviewing recent financial information from investees, documenting efforts to obtain such information, and treating the lack of availability as a potential impairment indicator.

We will not be able to conclude whether the actions we are taking will fully remediate the material weakness in our internal control over financial reporting until the updated controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are operating effectively. We may also conclude that additional measures may be required to remediate the material weakness in our internal control over financial reporting, which may necessitate further action.

Attestation Report of our Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. As a smaller reporting company, our management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities

Exchange Act) during the quarter ended April 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item regarding our directors, executive officers and corporate governance will be included in our 2025 Proxy Statement and is incorporated herein by reference.

We have adopted a code of business conduct and ethics that applies to all our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on the investors section of our website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Conduct by posting such information on the website address and location specified above.

We have adopted an insider trading policy applicable to our directors, officers, employees, and other covered persons, and have implemented processes for the company, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Capital Market listing standards. Our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item regarding executive compensation will be included in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item regarding security ownership of certain beneficial owners and management will be included in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED PERSON TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this item regarding certain relationships and related transactions and director independence will be included in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item regarding principal accounting fees and services will be included in our 2025 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description
1.1	Underwriting Agreement, dated July 12, 2022, by and Between Netcapital Inc. and ThinkEquity LLC, filed as an Exhibit to our Current Report on Form 8-K dated July 12, 2022 and filed on July 15, 2022 and incorporated herein by reference.
1.2	Underwriting Agreement dated July 19, 2023 between the Registrant and ThinkEquity LLC, incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K dated July 19, 2023 and filed on July 24, 2023.
1.3	At-the-Market Offering Agreement dated August 23, 2024 between the Registrant and H.C. Wainwright and Co., LLC, incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K dated August 23, 2024 and filed on August 23, 2024.
2.1	Asset Purchase Agreement dated November 23, 2010 between ValueSetters, Inc. and NetGames.com, incorporated by reference to Exhibit 2.1 to our Form 10/A dated July 25, 2014.
2.2	Agreement and Plan of Merger by and Among Netcapital Funding Portal Inc., ValueSetters Inc. and Netcapital Acquisition Vehicle Inc., incorporated by reference to our Current Report on Form 8-K dated August 23, 2020 and filed on August 26, 2020.
3.1	Articles of Incorporation filed on April 25, 1984, incorporated by reference to Exhibit 3.1 to our Form 10 dated September 3, 2013.
3.2	Amendment to Articles of Incorporation filed on September 7, 1999, incorporated by reference to Exhibit 3.2 to our Form 10 dated September 3, 2013.
3.3	Amendment to Articles of Incorporation filed on December 4, 2003, incorporated by reference to Exhibit 3.2 to our Form 10 dated September 3, 2013.
3.4	Amendment to Articles of Incorporation filed on April 13, 2015, incorporated by reference to Exhibit 3.1.3 to our Form S-1 dated February 14, 2022.
3.5	Amendment to Articles of Incorporation filed on September 29, 2020, incorporated by reference to Exhibit 3.1 to our Form 8-K dated November 5, 2020 and filed on November 5, 2020.
3.6	By-Laws of ValueSetters, Inc, incorporated by reference to Exhibit 3.4 to our Form 10 dated September 3, 2013.
3.7	Amendment to Articles of Incorporation filed with the Utah Secretary of State on July 29, 2024, incorporated by reference to Exhibit 3.1 to our Form 8-K dated July 29, 2024 and filed with the SEC on August 2, 2024.
3.8	Amendment to Articles of Incorporation filed with the Utah Secretary of State on March 25, 2025, incorporated by reference to Exhibit 3.1 to our Form 8-K dated March 25, 2025 and filed with the SEC on March 28, 2025
4.1	Specimen stock certificate evidencing shares of common stock, incorporated by reference to Exhibit 4.1 to our Form S-1/A dated April 8, 2022.
4.2	Form of Unsecured Convertible Notes, incorporated by reference to Exhibit 4.3 to our Form S-1 dated February 14, 2022 and filed with the SEC on February 15, 2022.
4.3	Form of Representative's Warrant incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated July 12, 2022 and filed with the SEC on July 15, 2022.
4.4	Warrant Agent Agreement, dated July 15, 2022 between Netcapital Inc. and Equity Stock Transfer LLC incorporated by reference to our Current Report on Form 8-K dated July 12, 2022 and filed with the SEC on July 15, 2022.
4.5	Form of Public Warrant incorporated by reference to our Current Report on Form 8-K dated July 12, 2022 and filed with the SEC on July 15, 2022.
4.6	Form of Unsecured Convertible Notes incorporated by reference to our Current Report on Form 8-K dated July 15, 2022.
4.7	Form of Representative Warrant incorporated by reference to our Current Report on Form 8-K dated December 13, 2022 and filed with the SEC on December 16, 2022.
4.8	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 23, 2023 and filed with the SEC on May 25, 2023.

4.9	Form of Representative Warrant incorporated by reference to our Current Report on Form 8-K dated July 19, 2023 and filed with the SEC on July 24, 2023.
4.10	Form of Pre-Funded Warrant incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated December 21, 2023 and filed with the SEC on December 27, 2023.
4.11	Form of Series A-1 Common Warrant incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated December 21, 2023 and filed with the SEC on December 27, 2023.
4.12	Form of Series A-2 Common Warrant incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated December 21, 2023 and filed with the SEC on December 27, 2023.
4.13	Form of Placement Agent's Warrant incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K dated December 21, 2023 and filed with the SEC on December 27, 2023.
4.14	Form of New Series A-3 Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 24, 2024 and filed with the SEC on May 27, 2024.
4.15	Form of New Series A-4 Warrant, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated May 24, 2024 and filed with the SEC on May 27, 2024.
4.16	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K dated May 24, 2024 and filed with the SEC on May 27, 2024.
4.17*	Description of capital stock
4.18	Form of New Series A-5 Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated January 9, 2025 and filed with the SEC on January 15, 2025
4.19	Form of New Series A-6 Warrant, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated January 9, 2025 and filed with the SEC on January 15, 2025
4.20	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.13 to our Current Report on Form 8-K dated January 9, 2025 and filed with the SEC on January 15, 2025
4.21	Form of New Series A-7 Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated March 5, 2025 and filed with the SEC on March 10, 2025
4.22	Form of New Series A-8 Warrant, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated March 5, 2025 and filed with the SEC on March 10, 2025
4.23	Convertible Promissory Note dated April 29, 2025, in the principal amount of $61,360, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 5, 2025 and filed with the SEC on May 5, 2025
4.24	Convertible Promissory Note dated April 29, 2025, in the principal amount of $64,960, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated May 5, 2025 and filed with the SEC on May 5, 2025
4.25	Form of Promissory Note (non-convertible), incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K dated May 5, 2025 and filed with the SEC on May 5, 2025
4.26	Form of Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated July 7, 2025 and filed with the SEC on July 7, 2025
4.27	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated July 17, 2025 and filed with the SEC on July 17, 2025
4.28	Form of Warrant, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated July 7, 2025 and filed with the SEC on July 7, 2025
4.29	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K dated July 17, 2025 and filed with the SEC on July 17, 2025
10.1+	2021 Equity Incentive Plan, filed as Exhibit 4.1 to Netcapital Inc. registration statement on Form S-8 on January 27, 2022, and incorporated herein by reference.
10.2+	Employment Agreement with Carole Murko, incorporated by reference to Exhibit 10.12 to our Form S-1 dated February 14, 2022.
10.3+	Separation Agreement with Carole Murko, incorporated by reference to Exhibit 10.13 to our Form S-1 dated February 14, 2022.
10.4	Form of Note Purchase Agreement, incorporated by reference to Exhibit 10.14 to our Form S-1 dated February 14, 2022 and filed with the SEC on February 15, 2034.
10.5	License Agreement between Netcapital Systems LLC, a Delaware limited liability company, and Netcapital Funding Portal Inc., filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 28, 2022 and incorporated by reference herein.
10.6+	Employment Agreement with Cecilia Lenk, filed as Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on June 28, 2022 and incorporated by reference herein.
10.7+	Employment Agreement with Coreen Kraysler, filed as Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on June 28, 2022 and incorporated by reference herein.
10.8+	Employment Agreement with Jason Frishman, filed as Exhibit 10.4 to our Current Report on Form 8-K filed on June 28, 2022 and incorporated by reference herein.
10.9+	Netcapital Inc 2023 Omnibus Equity Incentive Plan incorporated by reference to our Current Report on Form 8-K dated January 3, 2023 and filed with the SEC on January 5, 2023.
10.10+	Employment Agreement with Martin Kay dated January 3, 2023 incorporated by reference to our Current Report on Form 8-K dated January 3, 2023 and filed with the SEC on January 5, 2023.
10.11+	Form of Stock Option Agreement incorporated by reference to our Current Report on Form 8-K dated January 3, 2023 and filed with the SEC on January 5, 2023.

10.12**	Software License and Services Agreement between Templum, Inc. and Netcapital Systems LLC dated January 2, 2023 incorporated by reference to our Current Report on Form 8-K dated January 2, 2023 and filed with the SEC on January 6, 2023.
10.13	Form of Securities Purchase Agreement between Netcapital Inc. and certain institutional investors dated May 23, 2023, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated May 23, 2023 and filed with the SEC on May 25, 2023.
10.14	Form of Securities Purchase Agreement incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated December 21, 2023 and filed with the SEC on December 27, 2023.
10.15	Stock Purchase Agreement dated April 24, 2024 between Netcapital Inc. and Steven Geary, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated April 24, 2024 and filed with the SEC on April 25, 2024
10.16	Stock Purchase Agreement dated April 24, 2024 between Netcapital Inc. and Paul Riss incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated April 24, 2024 and filed with the SEC on April 25, 2024.
10.17	Form of Inducement Letter dated May 24, 2024, incorporated by reference to our Current Report on Form 8-K dated May 24, 2024 and filed with the SEC on May 27, 2024.
10.18	Form of Inducement Letter, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated January 9, 2025 and filed with the SEC on January 15, 2025
10.19	Form of Inducement Letter, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated March 5, 2025 and filed with the SEC on March 10, 2025
10.20	Promissory Note dated March 26, 2025, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated March 26, 2025 and filed with the SEC on March 31, 2025
10.21	Securities Purchase Agreement dated March 26, 2025, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated March 26, 2025 and filed with the SEC on March 31, 2025
10.22	Loan Authorization and Agreement dated June 17, 2020 between Valuesetters Inc. and the U.S. Small Business Administration, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form S-1 filed with the SEC on April 15, 2025.
10.23	Note dated June 17, 2020 in the amount of $500,000 issued by Valuesetters Inc. to the U.S. Small Business Administration, incorporated by reference to Exhibit 10.23 to our Registration Statement on Form S-1 filed with the SEC on April 15, 2025.
10.24	Security Agreement dated June 17, 2020 between Valuesetters Inc. and the U.S. Small Business Administration, incorporated by reference to Exhibit 10.24 to our Registration Statement on Form S-1 filed with the SEC on April 15, 2025.
10.25	Paycheck Protection Note in the amount of $1,885,000 dated January 31, 2021 issued by Valuesetters inc. to Citizens Bank, N.A., incorporated by reference to Exhibit 10.25 to our Registration Statement on Form S-1 filed with the SEC on April 15, 2025.
10.26	Securities Purchase Agreement dated April 29, 2025 in the amount of $61,360, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated May 5, 2025 and filed with the SEC on May 5, 2025
10.27	Securities Purchase Agreement dated April 29, 2025 in the amount of $64,960, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated May 5, 2025 and filed with the SEC on May 5, 2025
10.28	Form of Subscription Agreement, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated June 12, 2025 and filed with the SEC June 12, 2025
10.29+	Form of Stock Option Agreement (2023 Omnibus Equity Incentive Plan), incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated June 12, 2025 and filed with the SEC June 12, 2025

10.30+	[Form of Stock Option Agreement Subject to Shareholder Approval, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated June 12, 2025 and filed with the SEC June 12, 2025](#)
10.31+	[First Amendment to 2023 Omnibus Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated June 12, 2025 and filed with the SEC June 12, 2025](#)
10.32	[Form of Advisory Agreement, incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K dated June 12, 2025 and filed with the SEC June 12, 2025](#)
10.33	[Horizon Software Agreement, dated June 26, 2025, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated June 30, 2025 and filed with the SEC June 30, 2025](#)
10.34	[Form of Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 7, 2025 and filed with the SEC July 7, 2025](#)
10.35	[Form of Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated July 17, 2025 and filed with the SEC July 17, 2025](#)
10.36*+	[Second Amendment to 2023 Omnibus Equity Incentive Plan](#)
14.1	[Code of Ethics, incorporated by reference to Registration on Form S-1/A filed on April 8, 2022.](#)
19.1*	[Insider Trading Policy](#)
21.1	[Subsidiaries, incorporated by reference to Exhibit 21.1 of our Annual Report on Form 10-K for the year ended April 30, 2024 and filed on July 29, 2024.](#)
23.1*	[Consent of Fruci and Associates II, PLLC.](#)
31.1*	[Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).](#)
31.2*	[Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).](#)
32.1*	[Certification by the Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
32.2*	[Certification by the Principal Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
97.1	[Clawback Policy incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K filed on July 29, 2024](#)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Schema
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Label Linkbase
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

+ Indicates a management contract or compensatory plan or arrangement

** Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCAPITAL INC.

Date: August 12, 2025   By: */s/ Martin Kay*
_____
                                                           Martin Kay
                                                           Chief Executive Officer and Director
                                                           (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Martin Kay Martin Kay	Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2025
/s/ Coreen Kraysler Coreen Kraysler	Chief Financial Officer, (Principal Accounting and Financial Officer)	August 12, 2025
/s/ Avi Liss Avi Liss	Director	August 12, 2025
/s/ Cecilia Lenk Cecilia Lenk	Director	August 12, 2025
/s/ Arnold Scott Arnold Scott	Director	August 12, 2025
/s/ Steven Geary Steven Geary	Director	August 12, 2025

NETCAPITAL INC.
YEARS ENDED APRIL 30, 2025 AND 2024
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

	Page
Consolidated Financial Statements	
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Changes in Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 – F-28

F-1



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NetCapital Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NetCapital Inc. ("the Company") as of April 30, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended April 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has a negative working capital, operating losses, and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Investments

Description of the Critical Audit Matter

As discussed in Note 12 to the consolidated financial statements, the Company has investments in several entities which require the Company to initially value based on offering prices that are not considered observable and to periodically evaluate potential impairment by assessing whether the carrying value of the investments exceeds the estimated fair value, or by monitoring observable price changes from orderly transactions to measure estimated fair value. Auditing management's analysis includes tests that are complex and highly judgmental due to the estimation required to determine the fair value of each of the underlying investees. In particular, fair value estimates are sensitive to significant assumptions and factors such as expectations about future market and economic conditions, revenue growth rates, strategic plans, and historical operating results, among others.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management's valuation of investments consisted of the following, among others:

> 1. Obtained and analyzed management's assessment of impairment, including review of third-party market data, public filings, financial information, and funding activities of a selection of investee entities.

2. As part of this analysis, reviewed for events or transactions that suggest orderly transactions of investee equity securities.

3. For a selection of investments, confirmed percentage of ownership directly with investees to determined appropriate classification.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2017.

Spokane, Washington
August 12, 2025

NETCAPITAL INC.
CONSOLIDATED BALANCE SHEETS

		April 30, 2025		April 30, 2024
Assets:				
Cash and cash equivalents	$	289,428	$	863,182
Accounts receivable net		78,649		134,849
Note receivable		-		20,000
Other receivables		-		1,200
Prepaid expenses		31,535		23,304
Total current assets		399,612		1,042,535
Deposits		6,300		6,300
Notes receivable - related parties		50,000		202,000
Purchased technology, net		14,697,529		14,733,005
Investment in affiliate		-		240,080
Equity securities		5,748,050		25,333,386
Total assets	$	20,901,491	$	41,557,306
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	2,941,108	$	793,325
Accrued expenses		269,971		310,300
Short-term promissory notes		263,437		-
Deferred revenue		330		466
Interest payable		100,797		92,483
Current portion of SBA loans		1,885,800		1,885,800
Loan payable - bank		34,324		34,324
Total current liabilities		5,495,767		3,116,698
Long-term liabilities:				
Long-term SBA loans, less current portion		500,000		500,000
Total liabilities		5,995,767		3,616,698
Commitments and contingencies		-		-
Stockholders' equity:				
Common stock, $.001 par value; 900,000,000 shares authorized, 2,192,226 and 326,867 shares issued and outstanding		2,192		327
Shares to be issued		200,000		122,124
Capital in excess of par value		42,525,294		37,338,594
Retained earnings		(27,821,762)		479,563
Total stockholders' equity		14,905,724		37,940,608
Total liabilities and stockholders' equity	$	20,901,491	$	41,557,306

See Accompanying Notes to the Consolidated Financial Statements

NETCAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended April 30, 2025		Year Ended April 30, 2024	
Revenues	$	869,460	$	4,951,435
Costs of services		40,344		108,060
Gross profit		829,116		4,843,375
Costs and expenses:				
Consulting expense		314,947		610,209
Marketing		37,699		333,771
Rent		79,568		76,117
Payroll and payroll related expenses		3,502,166		3,838,640
General and administrative costs		5,216,053		3,427,026
Total costs and expenses		9,150,433		8,285,763
Operating loss		(8,321,317)		(3,442,388)
Other income (expense):				
Interest expense		(41,289)		(45,990)
Amortization of intangible assets		(35,476)		(93,862)
Impairment expense		(19,915,556)		(1,048,430)
Other income		1,200		1,200
Unrealized gain (loss) on equity securities		18,050		(2,696,135)
Accretion on short-term notes		(6,937)		-
Total other income (expense)		(19,980,008)		(3,883,217)
Net loss before taxes		(28,301,325)		(7,325,605)
Income tax expense (benefit)		-		(2,339,288)
Net loss	$	(28,301,325)	$	(4,986,317)
Basic loss per share	$	(20.39)	$	(28.83)
Diluted loss per share	$	(20.39)	$	(28.83)
Weighted average number of common shares outstanding:				
Basic		1,387,666		172,937
Diluted		1,387,666		172,937

See Accompanying Notes to the Consolidated Financial Statements

NETCAPITAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended April 30, 2025 and 2024

	Common Stock		Shares to Be Issued	Capital in Excess of Par Value	Retained Earnings	Total Equity
	Shares	Amount				
Balance, April 30, 2023	92,008	$ 93	$ 183,187	$30,507,292	$ 5,465,880	$ 36,156,452
Sale of common stock	108,929	109	-	5,535,530	-	5,535,639
Vesting of stock options	-	-	-	557,484	-	557,484
Stock-based settlement	10,448	10	-	159,023	-	159,033
Warrant exercise	113,429	113	-	7,827	-	7,940
Purchase of equity interest	535	-	-	366,377	-	366,377
Reduction in shares to be issued	89	1	(61,063)	61,062	-	-
Stock-based compensation	1,429	1	-	143,999	-	144,000
Net loss for April 30, 2024	-	-	-	-	(4,986,317)	(4,986,317)
Balance, April 30, 2024	326,867	327	122,124	37,338,594	479,563	37,940,608
Sale of common stock	1,122,693	1,123	-	1,977,877	-	1,979,000
Vesting of stock options	-	-	-	557,484	-	557,484
Round up of fractional shares	139,781	140	-	(140)	-	-
Reduction in shares to be issued	180	-	(122,124)	122,124	-	-
Stock-based compensation	-	-	200,000	-	-	200,000
Warrant exercise	602,705	602	-	2,529,355	-	2,529,957
Net loss April 30, 2025	-	-	-	-	(28,301,325)	(28,301,325)
Balance April 30, 2025	2,192,226	$ 2,192	$ 200,000	$42,525,294	$(27,821,762)	$ 14,905,724

See Accompanying Notes to the Consolidated Financial Statements

NETCAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended April 30, 2025		Year Ended April 30, 2024
OPERATING ACTIVITIES				
Net loss	$	(28,301,325)	$	(4,986,317)
Adjustment to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		757,484		1,324,917
Receipt of equity in lieu of cash		(72,090)		(3,427,699)
Unrealized (gain) loss on equity securities		(18,050)		2,696,135
Provision for bad debts		178,534		267,500
Accretion of short-term notes		6,937		-
Changes in deferred taxes		-		(1,657,000)
Amortization of intangible assets		35,476		93,862
Impairment of assets		19,915,556		1,048,430
Changes in non-cash working capital balances:				
Accounts receivable		52,066		(293,849)
Prepaid expenses		(8,231)		(4,878)
Other receivables		(1,200)		(1,200)
Accounts payable and accrued expenses		2,107,454		240,229
Income taxes payable		-		(174,000)
Deferred revenue		(136)		(195)
Accrued interest payable		8,314		(5,773)
Net cash used in operating activities		(5,339,211)		(4,879,838)
INVESTING ACTIVITIES				
Note receivable		-		(20,000)
Net cash used in investing activities		-		(20,000)
FINANCING ACTIVITIES				
Payment to secured lender		-		(350,000)
Proceeds from exercise of warrants		2,529,957		4,968
Proceeds from short-term notes		256,500		-
Proceeds from sale of common stock		1,979,000		5,538,611
Net cash provided by financing activities		4,765,457		5,193,579
Net increase (decrease) in cash		(573,754)		293,741
Cash and cash equivalents, beginning of the period		863,182		569,441
Cash and cash equivalents, end of the period	$	289,428	$	863,182
Supplemental disclosure of cash flow information:				
Cash paid for taxes	$	-	$	-
Cash paid for interest	$	32,852	$	50,265
Supplemental Non-Cash Financing Information:				
Common stock issued to pay related party payable	$	-	$	90,204
Common stock issued to purchase 10% interest in Caesar Media Group Inc.	$	-	$	366,377

See Accompanying Notes to the Consolidated Financial Statements

NETCAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED APRIL 30, 2025 AND 2024

1. Description of Business and Summary of Accounting Principles

Description of Business

Netcapital Inc. ("Netcapital," "we," "our," or the "Company") is a fintech company with a scalable technology platform that allows private companies to raise capital online and provides private equity investment opportunities to investors. The company's consulting group, Netcapital Advisors, provides marketing and strategic advice and takes equity positions in select companies with disruptive technologies. The Netcapital funding portal is registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), a registered national securities association. Netcapital Securities is a broker-dealer registered with FINRA.

The consolidated financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year ends April 30.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of significant intercompany balances and transactions. The wholly owned subsidiaries are Netcapital Funding Portal Inc., an equity-based funding portal registered with the SEC, Netcapital Advisors Inc., which provides marketing and strategic advice to select companies, MSG Development Corp, a business valuation company, which was acquired in November 2021, and Netcapital Securities Inc., which was organized in 2024 and was approved by FINRA to operate as a broker dealer.

Reverse Stock Split

On July 29, 2024, following shareholder approval we filed articles of amendment (the "Articles of Amendment") to our Articles of Incorporation, as amended, with the Utah Department of Commerce, Division of Corporations and Commercial Code to effectuate a 1-for-70 reverse stock split (the "Reverse Stock Split") of our issued and outstanding shares of common stock, which Articles of Amendment became effective on August 1, 2024. The Reverse Stock Split became effective at 4:01 pm Eastern Time on August 1, 2024, and our common stock began trading on a split-adjusted basis at the open of trading on The Nasdaq Capital Market on August 2, 2024. Upon effectiveness of the Reverse Stock Split, every seventy (70) shares of our common stock issued and outstanding were automatically reclassified and combined into one share of our common stock, without any change in the par value per share. Additionally, equitable adjustments corresponding to the Reverse Stock Split ratio were made to (i) the exercise prices of and number of shares of common stock underlying the Company's public and private warrants in accordance with their terms, (ii) the number of shares of common stock underlying the Company's outstanding equity awards in accordance with their terms, and (iii) the number of shares of common stock issuable under the Company's equity incentive plan. No fractional shares were issued in connection with the Reverse Stock Split. Any stockholder who would otherwise be entitled to receive a fractional share instead became entitled to receive one whole share of Common Stock in lieu of such fractional share. Following the Reverse Stock Split, we had 718,934 shares of our common stock outstanding, which includes 139,781 shares of our common stock that were issued for rounding up fractional shares resulting from the Reverse Stock Split. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the effect of the Reverse Stock Split.

Segment Reporting

The Company operates in a single operating segment, which is the provision of fintech services. This determination is based on the following factors:

1. **Centralized Decision-Making**: The Company's Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), makes strategic and resource allocation decisions across all subsidiaries and entities within the Company. This centralized approach ensures that the operations are managed as a single, cohesive unit.

2. **Integrated Operational Ecosystem**: The Company's subsidiaries and entities operate within a unified fintech ecosystem, sharing resources, technology, and objectives. This integration reflects a singular operational framework focused on delivering cohesive fintech solutions.

3. **Uniform Review Process**: The performance of all entities and subsidiaries is reviewed as a whole by the CODM. This holistic review process supports the identification of the Company as a single operating segment rather than discrete financial segments.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

Revenue Recognition under ASC 606

The Company recognizes service revenue from its consulting contracts, funding portal and game website using the five-step model as prescribed by ASC 606:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the Company satisfies a performance obligation.

The Company identifies performance obligations in contracts with customers, which primarily are professional services, listing fees on our funding portal, and a portal fee of 4.9% of the money raised on the funding portal. Beginning in fiscal year 2024, the funding portal also receives a fee of 1% of the equity sold by an issuer that utilized the funding portal's services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied.

Judgments and Estimates

The estimation of variable consideration for each performance obligation requires the Company to make subjective judgments. The Company may enter into contracts with customers that regularly include promises to transfer multiple services, such as digital marketing, web-based videos, offering statements, and professional services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

When agreements involve multiple distinct performance obligations, the Company allocates arrangement consideration to all performance obligations at the inception of an arrangement based on the relative standalone selling prices (SSP) of each performance obligation. Where the Company has standalone sales data for its performance obligations which are indicative of the price at which the Company sells a promised service separately to a customer, such data is used to establish SSP. In instances where standalone sales data is not available for a particular performance obligation, the Company estimates SSP by the use of observable market and cost-based inputs. The Company continues to review the factors used to establish list price and will adjust standalone selling price methodologies as necessary on a prospective basis.

Service Revenue

Service revenue from subscriptions to the Company's game website is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the platform is made available to the customer. Payments received in advance of subscription services being rendered are recorded as a deferred revenue. Professional services revenue is recognized over time as the services are rendered.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates credit losses based on the aging of receivables, historical collection experience, and customer-specific factors, including recent communications. Estimated credit losses are recognized as operating expenses and recorded as a reduction to accounts receivable.

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current assets in the consolidated balance sheets and will be recognized during the succeeding twelve-month period.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and is recognized upon transfer of control. Balances consist primarily of annual plan subscription services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the consolidated balance sheets, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors.

All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company's subscription terms are typically less than one year. All of the Company's revenues in the years ended April 30, 2025 and 2024, which amounted to $869,460 and $4,951,435, respectively, are considered contract revenues. Contract revenue as of April 30, 2025 and 2024, which has not yet been recognized, amounted to $330 and $466, respectively, and is recorded on the balance sheet as deferred revenue. The Company expects to recognize revenue on all of its remaining performance obligations over the next 12 months.

Disaggregation of Revenue

Our revenue is from U.S.-based companies with no notable geographical concentrations in any area. A distinction exists in revenue source; our revenues are either generated online or from personal services.

Revenues disaggregated by revenue source consist of the following:

	Year Ended April 30, 2025	Year Ended April 30, 2024
Consulting services	$ -	$ 3,633,900
Fees from online services	869,460	1,317,535
Total revenues	$ 869,460	$ 4,951,435

Costs of Services

Costs of services consist of direct costs that we pay to third parties to provide the services that generate revenue.

Earnings Per Share

Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of vested, unrestricted common shares outstanding during the period. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding plus the effect of dilutive potential common shares outstanding during the period using the if-converted method.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2025 and 2024. The Company uses three financial institutions for its cash balances and has maintained cash balances that exceed federally insured limits.

Accounts Receivable

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers, maintaining an allowance for potential credit losses. Accounts receivable are reported net of the allowance for doubtful accounts.

The allowance for doubtful accounts is based on management's estimate of the dollar amount of accounts receivable that will not be collected. This estimate is determined through a detailed review process, which includes several factors:

1. Historical Loss Experience: The Company analyzes its historical write-offs to establish a baseline for expected credit losses.
2. Aging of Receivables: Accounts receivable are categorized based on the age of the outstanding balance. Older balances generally have a higher likelihood of being uncollectible.
3. Customer Creditworthiness: The Company performs credit evaluations on its customers to assess their financial health and payment history.
4. Economic Conditions: Current and forecasted economic conditions are considered, as they may impact the ability of customers to pay their invoices.
5. Industry Trends: Trends and conditions specific to the industry in which the Company operates are evaluated.

Based on management's comprehensive review, the Company recorded an allowance for doubtful accounts of $353,455 as of April 30, 2025 and 2024.

Notes Receivable

The Company occasionally provides loans to other entities and performs ongoing credit evaluations of its notes receivable portfolio. An allowance for credit losses is established when necessary to reflect management's estimate of expected losses over the life of the loans.

The methodology for determining the allowance includes the following considerations:

1. Borrower Credit Risk: Evaluation of the borrower's creditworthiness at origination and during the life of the loan.
2. Historical Loss Experience: Review of historical default rates and recovery trends, adjusted for current circumstances where appropriate.
3. Loan Performance Monitoring: Ongoing assessment of payment history, covenant compliance (if applicable), and the borrower's current financial condition.
4. Collateral Value: For secured loans, the estimated fair value and liquidity of the collateral.
5. Macroeconomic Factors: Consideration of current and expected future economic conditions that may affect borrowers' ability to repay.

The allowance is adjusted as new information becomes available or as conditions change. During the years ended April 30, 2025 and 2024, the Company recorded a charge of $174,400 and $0, respectively, to write off notes receivable that were determined to be uncollectible. These amounts were removed from both the notes receivable balance and the related allowance.

Intangible Assets

Intangible assets with finite useful lives are measured at cost and amortized on a straight-line basis over their estimated useful lives. The useful life is based on the term of the underlying agreement or the period over which the asset is expected to contribute to future cash flows. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If indicators of impairment exist, the Company compares the carrying amount of the asset group to the undiscounted future cash flows expected to be generated. If the carrying amount exceeds those cash flows, an impairment loss is recognized in the amount by which the carrying value exceeds the fair value of the asset group.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company's indefinite-lived intangible assets consist of funding portal technology acquired in a business combination. The technology enables the operation of the Company's Regulation Crowdfunding, Regulation A and Regulation D platform and is expected to generate benefits over an indefinite period due to its ongoing user base and regulatory approvals. The fair value of the funding portal technology is estimated based on a market approach, considering the number of active users and investors, engagement metrics, and comparable market transactions. If the fair value is determined to be less than the carrying amount, an impairment loss is recognized in the amount of the excess.

Impairment of Long-Lived Assets

Authoritative guidance requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss estimates are primarily based upon management's analysis and review of the carrying value of long-lived assets at each balance sheet date, utilizing an undiscounted future cash flow calculation. The Company recorded an impairment loss of $19,915,556 and $1,048,430 in fiscal 2025 and 2024.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted stock grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to common stock and capital in excess of par value during the period during which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for common stock issued to consultants and other non-employees. These shares of common stock are issued as compensation for services provided to the Company and are accounted for based upon the fair market value of the common stock. The fair value of the equity instrument is charged directly to compensation expense, or to prepaid expenses in instances where stock was issued under a contractual arrangement to a consultant who agreed to provide services over a period of time.

Advertising Expenses

Advertising and marketing expenses are recorded separately in the Consolidated Statements of Operations and are expensed as incurred.

Equity Securities

All investments in equity securities are initially measured at cost. Cost is based upon either the cost of the investment, the fair value of the services provided or the estimated market value of the investment at the time it was acquired, whichever can be more clearly determined.

The Company has elected the measurement alternative for equity securities without readily determinable fair values. Under this alternative, if the Company identifies an observable price change in an orderly transaction for an identical or similar investment of the same issuer, the Company measures the equity security at fair value as of the date that the observable transaction occurred. Any adjustments resulting from observable price changes are recognized in earnings.

The Company monitors these investments for changes in observable prices from orderly transactions and assesses them for impairment. If an equity security is deemed to be impaired, an impairment loss is recognized in earnings, measured as the difference between the investment's cost and its fair value at the impairment assessment date.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. GAAP requires us to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, accounts receivable, valuation of equity securities, income taxes, and valuation of long-lived assets including intellectual property and purchased technology. These estimates are based on management's knowledge of current events, interpretation of regulations, and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

In March 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires public companies to provide additional disclosures on the nature and amount of certain expense line items, such as employee compensation, depreciation, and other costs, to improve transparency of operating results. The standard is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of the standard on its future financial statement disclosures.

In January 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This ASU includes illustrative examples to clarify when profits interest awards or similar arrangements should be accounted for under ASC 718. The standard is effective for public companies for fiscal years beginning after December 15, 2024. The Company is evaluating the applicability of this guidance to any future equity-based compensation arrangements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 2 – Concentrations

For the year ended April 30, 2025, the Company had one customer that constituted 20% of its revenues, and a second customer that accounted for 11% of its revenues. For the year ended April 30, 2024, the Company had one customer that constituted 25% of its revenues, a second customer that constituted 22% of its revenues, and a third customer that constituted 22% of its revenues.

Note 3 – Earnings (Loss) Per Common Share

Net loss per common and diluted share were calculated as follows for the year ended April 30, 2025 and 2024:

	Year Ended April 30, 2025		Year Ended April 30, 2024	
Net loss attributable to common stockholders – basic	$	(28,301,325)	$	(4,986,317)
Adjustments to net loss		—		—
Net loss attributable to common stockholders – diluted	$	(28,301,325)	$	(4,986,317)
Weighted average common shares outstanding - basic		1,387,666		172,937
Effect of dilutive securities		—		—
Weighted average common shares outstanding – diluted		1,387,666		172,937
Loss per common share - basic	$	(20.39)	$	(28.83)
Loss per common share - diluted	$	(20.39)	$	(28.83)

Outstanding vested warrants to purchase 556,973 and 614,533 shares of common stock are not included in the calculation of earnings per share for the years ended April 30, 2025 and 2024, respectively, because their effect is anti-dilutive.

Outstanding vested options to purchase 16,943 and 9,889 shares of common stock are not included in the calculation of earnings per share for the years ended April 30, 2025 and 2024, respectively, because their effect is anti-dilutive.

Note 4 – Principal Financing Arrangements

The following table summarizes components debt as of April 30, 2025 and 2024:

	April 30, 2025	April 30, 2024	Interest Rate
Convertible promissory notes	$ 161,787	$ —	12.0%
Note payable	101,650	—	8.0%
U.S. SBA loan	500,000	500,000	3.75%
U.S. SBA loan	1,885,800	1,885,800	1.0%
Loan payable – bank	34,324	34,324	10.5%
Total Debt	2,683,561	2,420,124	
Less: current portion of long-term debt	2,183,561	1,920,124	
Total long-term debt	$ 500,000	$ 500,000	

The Company owes $34,324 as of April 30, 2025 and 2024 to Chase Bank. For the loan from Chase Bank, the Company pays interest only on a monthly basis, which represents a rate of 10.5% per annum as of April 30, 2025.

On June 17, 2020 the Company borrowed $500,000 (the "June 2020 Loan"), and on February 2, 2021, the Company borrowed $1,885,800 (the "February 2021 Loan") from a U.S. Small Business Administration ("SBA") loan program.

The June 2020 Loan required installment payments of $2,437 monthly, beginning on June 17, 2021, over a term of thirty years. However, the SBA postponed the first installment payment for 18 months, and the first payment became due on December 17, 2022. The monthly payments of $2,437 are first applied to accrued interest payable. The monthly payments will not be applied to any of the outstanding principal balance until 2026. Consequently, the entire loan balance of $500,000 is classified as a long term liability. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. The June 2020 Loan was personally guaranteed by the Company's Chief Financial Officer. Accrued interest payable for the June 2020 Loan as of April 30, 2025 and 2024 amounted to $20,611 and $31,207, respectively.

The February 2021 Loan bears interest at a rate of 1% per annum and the due date of the first payment has been postponed by the SBA because the Company has applied for forgiveness of the February 2021 Loan. Accrued interest payable for the February 2021 Loan as of April 30, 2025 and 2024 amounted to $80,186 and $61,276, respectively.

On March 26, 2025, the Company entered into a Securities Purchase Agreement with 1800 Diagonal Lending LLC (the "Lender"), pursuant to which the Company issued a promissory note in the principal amount of $181,540 (the "Note"). The Note was issued with an original issue discount ("OID") of $25,040, and the Company received net proceeds of $150,000 after deducting legal and due diligence fees.

As of April 30, 2025, the unamortized original issue discount was $19,753, and the Note was recorded on the balance sheet at its net carrying amount of $161,787.

The Note bears a one-time interest charge of 12% and was scheduled to mature on January 30, 2026. The Note required repayment in five monthly installments beginning on September 30, 2025, for a total contractual repayment amount of $203,324. Under the terms of the Note, the Company had the option to prepay the outstanding balance. On July 8, 2025, the Company exercised this option and paid the Note in full with a remittance of $197,225.

On April 29, 2025, the Company entered into a private financing transaction with a single accredited investor and issued an unsecured, non-convertible promissory note in the principal amount of $200,000. The note was issued at a 50% OID for gross proceeds of $100,000. The note bears interest at 8% per annum, matures on July 31, 2025, and is prepayable at any time without penalty. In the event of default, the interest rate increases to 20% per annum. As of April 30, 2025, the unamortized OID was $98,350, and the note was recorded on the balance sheet at a net carrying amount of $101,650.

As of April 30, 2025, future payments under debt obligations over each of the next five years and thereafter were as follows:

Twelve months ended April 30:	
2025	$ 2,301,664
2026	-
2027	9,837
2028	13,972
2029	14,475
Thereafter	461,716
Minimum future payments of principal	$ 2,801,664

Note 5 – Income Taxes

For the fiscal year ended April 30, 2023, the Company recorded no income tax expense, resulting in an effective tax rate of 0%, due to taxable losses incurred during the year.

For the fiscal year ended April 30, 2024, the Company recorded an income tax benefit of $2,339,288, representing an effective tax benefit rate of 32%. Included in the benefit is an employee retention credit ("ERC") of $508,292, available under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The ERC is a refundable tax credit for eligible employers that retained employees during the COVID-19 pandemic.

The Company had no material unrecognized tax benefits as of April 30, 2025 and 2024 and does not expect its unrecognized tax benefits to change significantly in the next twelve months. No interest or penalties related to unrecognized tax positions were accrued or recognized during the years ended April 30, 2025 and 2024.

The Company is subject to U.S. federal income tax and various state tax jurisdictions. The Company's tax years ended April 30, 2022 through 2024 remain open to examination by taxing authorities. Earlier periods remain open to the extent of net operating loss or credit carryforwards.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. The significant components of the Company's deferred tax assets and liabilities as of April 30, 2025 and 2024 are as follows:

	2025	2024
Deferred tax assets, net:		
Net operating loss carry forwards	$ 5,937,000	$ 2,532,000
Impairment loss on assets	293,000	298,000
Bad debt allowance	80,000	103,000
Stock-based compensation	756,000	595,000
Deferred tax assets	7,066,000	3,528,000
Deferred tax liability:		
Unrealized gains	(3,400,000)	(3,395,000)
Net deferred tax assets (liabilities)	3,666,000	133,000
Valuation allowance	(3,666,000)	(133,000)
Net deferred tax assets (liabilities)	$ —	$ —

The Company increased its valuation allowance to $3,666,000 as of April 30, 2025, from $133,000 as of April 30, 2024, due to uncertainty regarding the realization of deferred tax assets, primarily net operating loss carryforwards.

Note 6 – Related Party Transactions

Netcapital Systems LLC, a Delaware limited liability company ("Systems DE"), of which Jason Frishman, Founder, owns a 29% interest, owns 24,447 shares of common stock, or 1.1% of the Company's 2,192,226 outstanding shares as of April 30, 2025. The company paid Systems DE $95,000 and $175,000 in the years ended April 30, 2025 and 2024, respectively, for use of the software that runs the website www.netcapital.com. and owes Systems DE $285,000 in unpaid invoices as of April 20, 2025.

Cecilia Lenk, the Chief Executive Officer of Netcapital Advisors Inc., ("Advisors"), our wholly owned subsidiary, is a member of the board of directors of KingsCrowd Inc. As of April 30, 2025 and 2024, the Company owned 3,209,685 shares of KingsCrowd Inc., valued at $577,743 and $513,550, respectively.

Cecilia Lenk, the Chief Executive Officer of Advisors, serves as a member of the board of directors of Deuce Drone LLC, an entity in which the Company holds an equity interest. As of April 30, 2025 and 2024, the Company owned 2,350,000 membership interest units of Deuce Drone LLC, valued at $0 and $2,350,000, respectively. The Company also had notes receivable from Deuce Drone LLC totaling $152,000 as of April 30, 2025 and 2024. During the year ended April 30, 2025, the Company determined that collection of the notes was not probable and recorded a full credit loss reserve of $152,000 against the notes receivable.

Compensation to officers in the year ended April 30, 2025 consisted of stock-based compensation valued at $369,545 and cash salary of $927,288. Compensation to officers in the year ended April 30, 2024 consisted of stock-based compensation valued at $369,545 and cash salary of $936,111.

Compensation to a related party consultant, John Fanning Jr., son of our CFO, in the years ended April 30, 2025 and 2024 consisted of cash wages of $44,991 and $54,880, respectively. This consultant is also the controlling shareholder of Zelgor Inc. and $0 and $33,000 of the Company's revenues in the years ended April 30, 2025 and 2024, respectively, were from Zelgor Inc. As of April 30, 2025 and 2024, the Company owned 1,400,000 shares which are valued at $1,400,000.

As of April 30, 2025 and 2024, the Company had invested $240,080 in 6A Aviation Alaska Consortium, Inc., an affiliated entity formed in connection with a proposed land lease at an airport in Alaska. Cecilia Lenk, the Chief Executive Officer of Netcapital Advisors Inc., also serves as the Chief Executive Officer of 6A Aviation Alaska Consortium, Inc. As of April 30, 2025, the Company determined that the investment was impaired and recorded a full write-off of $240,080.

On April 24, 2024, we issued director Steven Geary 3,419 shares of our common stock at a price per share of $9.268 in satisfaction of $31,680 owed to him. On April 24, 2024, we issued We owed Paul Riss, a director of our Netcapital Funding Portal Inc., 6,315 shares of our common stock at a price per share of $9.268 in satisfaction of $58,524 owed to him.

Coreen Kraysler, our Chief Financial Officer, has personally guaranteed a $500,000 promissory note from the U.S. Small Business Administration. The note bears interest at an annual rate of 3.75%, has a 30-year term, and monthly payments of $2,437 began on December 17, 2022. See Note 4

Mr. John Fanning, the husband of the Company's Chief Financial Officer, was an employee of the Company from February 3, 2020 to September 20, 2023, and has continued to serve as an advisor to the Company after that time. In addition, as stated above, Mr. Fanning's son, John Fanning, Jr., is a consultant to the Company and is the controlling shareholder of Zelgor Inc. From time to time, Mr. Fanning provides advice to companies in which the Company either owns an equity position, are listed and/or conducted offerings on the Company's funding portal, and/or are vendors in the Company's ecosystem. Further, the Company is aware of a website that states that John Fanning is working or has been involved in the past with some of the portfolio companies that conducted offerings on the Company's funding portal (Kingscrowd, Deuce Drone, ChipBrain and Zelgor). For information regarding the value of the equity holdings that the Company may have in each of these entities, see Note 12 to the Company's Consolidated Financial Statements contained in their Annual Report on Form 10-K for the year ended April 30, 2025. The Company does not have a formal advisory contract with Mr. Fanning.

Note 7 – Stockholders' Equity

On March 25, 2025, we filed articles of amendment (the "Articles of Amendment") to our Articles of Incorporation, as amended, with the Utah Department of Commerce, Division of Corporations and Commercial Code to authorize 10,000,000 shares of "blank check" preferred stock. Following the filing of the Articles of Amendment, we have the authority to issue 910,000,000 shares of capital stock, such total shares consisting of (i) 900,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock. There were 2,192,226 and 326,867 shares of the Company's common stock outstanding as of April 30, 2025 and 2024, respectively. No preferred shares have been issued.

In May 2023, the Company issued 1,429 shares of its common stock, valued at $144,000, in conjunction with a consulting agreement with a business.

On May 23, 2023, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to issue and sell to such investors, in a registered direct offering (the "Offering"), 15,715 shares of the Company's common stock, par value $0.001 per share, at a price of $108.50 per Share, for aggregate gross proceeds of $1,705,000, before deducting the placement agent's fees and other offering expenses payable by the Company. The Offering closed on May 25, 2023.

Also, in connection with the Offering, on May 23, 2023, the Company entered into a placement agency agreement with ThinkEquity LLC, pursuant to which, the Company issued warrants to purchase up to 983 shares of common stock at an exercise price of $109.40, which were issued on May 25, 2023.

In July 2023, the Company issued 713 shares of its common stock in consideration of a release from an unrelated third party in conjunction with the settlement of an outstanding debt between such third party and Systems DE.

On July 24, 2023 the Company completed an underwritten public offering of 24,642 shares of the Company's common stock, at a price to the public of $49.00 per share for aggregate gross proceeds of $1,207,500, before deducting underwriting discounts and offering expenses payable by the Company. In conjunction with this offering, the Company issued the underwriter, and its designees, warrants to purchase 1,537 shares of the Company's common stock at an exercise price of $49.34.

On July 31, 2023 and on October 26, 2023, the Company issued 268 shares of its common stock in conjunction with the purchase of a 10% interest in Caesar Media Group Inc. October 26, 2023, the Company issued 89 shares of its common stock in conjunction with its purchase of MSG Development Corp. ("MSG"), a wholly owned subsidiary. As a result of the issuance to MSG, the equity account for shares to be issued decreased by $61,063 from $183,187 to $122,124. On April 29, 2025, the remaining 180 shares due to the sellers of MSG were issued, reducing the shares to be issued account from $122,124 to $0. The Company did not receive any proceeds for the issuance of these shares.

On December 27, 2023, the Company completed a public offering of (i) 68,572 shares of common stock, par value $0.001 per share, of the Company (the "Common Share"); (ii) 160,000 prefunded warrants (the "Prefunded Warrants") to purchase 160,000 shares of Common Stock of the Company (the "Prefunded Warrant Shares"); (iii) 228,572 Series A-1 warrants (the "Series A-1 Common Warrants") to purchase 228,572 shares of Common Stock of the Company (the "Series A-1 Common Warrant Shares") and (iv) 228,572 Series A-2 warrants (the "Series A-2 Common Warrants," together with the Series A-1 Warrants, the "Common Warrants") to purchase 228,572 shares of Common Stock of the Company (the "Series A-2 Common Warrant Shares," together with the Series A-1 Common Warrants Shares, the "Common Warrant Shares"). The offering price of each Common Share and accompanying Series A-1 Common Warrant and Series A-2 Common Warrant was initially $17.50, and the offering price of each Prefunded Warrant and accompanying Series A-1 Common Warrant and Series A-2 Common Warrant was $17.43. The Common Shares, Prefunded Warrants, Prefunded Warrant Shares, Series A-1 Common Warrants, Series A-1 Common Warrant Shares, Series A-2 Common Warrants, Series A-2 Common Warrant Shares are collectively referred to as the "Securities."

The Series A-1 Warrants have a current exercise price of $14.10 per share and are exercisable until February 23, 2029 and the Series A-2 Common Warrants have a current exercise price of $8.74 per share and are exercisable until August 23, 2025. Following adjustments in connection with the August 2024 reverse stock split, there are currently Series A-1 Warrants to purchase 283,752 shares of common stock outstanding and Series A-2 Warrant to purchase 28,386 shares of common stock outstanding. A holder may not exercise any portion of the Common Warrants to the extent the Purchaser would own more than 4.99% of the outstanding common stock immediately after exercise. A holder may increase or decrease this percentage with respect to either the Series A-1 Common Warrants or the Series A-2 Common Warrants to a percentage not in excess of 9.99%, except that any such increase shall require at least 61 days' prior notice to the Company.

The Prefunded Warrants were immediately exercisable and may be exercised at a nominal exercise price of $0.001 per share of common stock at any time until all of the Prefunded Warrants are exercised in full. A holder may not exercise any portion of the Prefunded Warrants to the extent the Purchaser would own more than 4.99% of the outstanding common stock immediately after exercise. The holder may increase or decrease this percentage with respect to Prefunded Warrants to a percentage not in excess of 9.99%, except that any such increase shall require at least 61 days' prior notice to the Company.

As compensation to H.C. Wainwright & Co., LLC as the exclusive placement agent in connection with the offering of the Securities (the "Placement Agent", or "Wainwright"), the Company paid the Placement Agent a cash fee of 7.5% of the aggregate gross proceeds raised in the offering, plus a management fee equal to 1.0% of the gross proceeds raised in the offering and reimbursement of certain expenses and legal fees. The Company also issued warrants to designees of the Placement Agent (the "Placement Agent Warrants") to purchase up to 21,283 shares of common stock. The Placement Agent Warrants have substantially the same terms as the Common Warrants, except that the Placement Agent Warrants have an exercise price equal to $17.62 per share and expire on December 27, 2028.

On January 19, 2024, the Company issued 19,858 shares of common stock upon the exercise of Prefunded Warrants and receipt of the exercise price of $1,390. On January 31, 2024, the Company issued 22,600 shares of common stock upon the exercise of 22,600 Prefunded Warrants and receipt of the exercise price of $1,582.

On March 20, 2024 the Company received a warrant exercise notice of Prefunded Warrants to purchase 25,114 Warrant Shares and issued 25,114 shares of its common stock upon the receipt of the exercise price of $1,758. On April 1, 2024 the Company received a warrant exercise notice of Prefunded Warrants to purchase 6,143 Warrant Shares and issued 6,143 shares of its common stock upon the receipt of the exercise price of $430.

On April 24,2024, the Company issued 3,419 shares of its common stock at a price per share of $0.1324 to pay in full a $31,680 obligation that the Company owed to its director, Steven Geary. On that date, the Company also issued 6,315 shares of its common stock at a price per share of $0.1324 to pay in full a $58,524 obligation that the Company owed to Paul Riss, a director of our subsidiary, Netcapital Funding Portal Inc.

On April 29, 2024, the Company issued 4 shares of its common stock to fulfill a stock subscription payable of $10,000.

On May 24, 2024, the Company entered into inducement offer letter agreements with certain investors that held certain outstanding Series A-2 warrants purchased an aggregate of 252,286 shares of our common stock with an exercise price of $17.50 per share, originally issued in December 2023 at a reduced exercise price of $10.85 per share (which reduced exercise price was granted to all holders on Series A-2 warrants by the board on May 24, 2024) in partial consideration for the Company's agreement to issue in a private placement (i) new Series A-3 common stock purchase warrants to purchase up to 253,947 shares of our common stock at an exercise price of $8.74 per share and (ii) new Series A-4 common stock purchase warrants to purchase up to 253,947 shares of our common stock at an exercise price of $8.74 per share for aggregate gross proceeds of approximately $2.2 million from the exercise of the existing warrants, before deducting placement agent fees and other expenses payable by the Company. The Series A-3 Warrants and Series A-4 Warrants are exercisable beginning on the effective dates of stockholder approval of the issuance with such warrants expiring on (i) the five year anniversary of the initial exercise date for the Series A-3 Warrants and (ii) the eighteen month anniversary of the initial exercise date for the Series A-4 Warrants. This transaction closed on May 29, 2024. Wainwright was the exclusive agent for the transaction for which we paid them a cash fee equal to 7.5% from the exercise of the Series A-2 warrant at the reduced exercise price and a management fee equal to 1.0% of such aggregate gross proceeds. The Company also issued warrants to designees of Wainwright to purchase up to 19,048 shares of our common stock at an exercise price of $10.93 per share.

On August 23, 2024, we entered into an At The Market Offering Agreement (the "ATM Agreement") with Wainwright to sell shares of our common stock, par value $0.001 per share, (the "Shares") having an aggregate sales price of up to $2,100,000, from time to time, through an "at the market offering" program under which Wainwright acted as sales agent. The sales of the Shares made under the ATM Agreement were made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. We paid Wainwright a commission rate equal to 3.0% of the aggregate gross proceeds from each sale of Shares. From August 23, 2024 through October 29, 2024, the Company sold 1,122,693 shares of its common stock pursuant to the ATM Agreement for gross proceeds of 2,099,667. No additional Shares will be sold under this ATM Agreement. Net proceeds amounted to $1,979,000.

On January 9, 2025, the Company entered into inducement offer letter agreements with certain investors that held certain outstanding warrants to purchase up to an aggregate of 270,861 shares of the Company's common stock, that were originally issued to the warrant holders in December 2023 and May 2024 (the "Existing Warrants"). The Existing Warrants had an exercise price of $10.85 per share. Pursuant to the inducement letter agreements, the warrant holders agreed to exercise for cash the Existing Warrants at a reduced exercise price of $1.80 per share in partial consideration for the Company's agreement to issue in a private placement (x) new Series A-5 Common Stock purchase warrants (the "Series A-5 Warrants") to purchase up to 361,148 shares of our common stock and (y) new Series A-6 Common Stock Purchase Warrants (the "Series A-6 Warrants" and, together with the Series A-5 Warrants, the "New Warrants") to purchase up to 180,574 shares of common stock. The New Warrants are exercisable beginning on July 13, 2025 (the "Initial Exercise Date"), with such warrants expiring on (i) the five year anniversary of the Initial Exercise Date for the Series A-5 Warrants and (ii) the eighteen month anniversary of the Initial Exercise Date for the Series A-6 Warrants.

The closing of the transactions contemplated by the inducement letters agreements occurred on January 13, 2025. The Company received aggregate gross proceeds of approximately $487,000 from the exercise of the Existing Warrants by the warrant holders, before deducting placement agent fees and other expenses payable by the Company. The Company also issued warrants, that expire on July 15, 2030, to designees of Wainwright to purchase up to 20,315 shares of our common stock at an exercise price of $2.25 per share.

On March 5, 2025, the Company entered into inducement offer letter agreements with certain warrant holders to exercise 79,558 outstanding warrants for cash at a reduced exercise price of $1.80 per share (previously $8.74 per share). In consideration, the Company issued Series A-7 and Series A-8 Common Stock Purchase Warrants to purchase an aggregate of 159,116 shares of common stock at an exercise price of $2.03. The Series A-7 Warrants expire five years from their initial exercise date of September 5, 2025, and the Series A-8 Warrants expire eighteen months from the same date.

The transaction closed on March 6, 2025, generating gross proceeds of approximately $143,000, before deducting fees and expenses.

As of April 30, 2025, the Company owed $200,000 to a consulting firm for services rendered, which was payable in shares of common stock. The liability was recorded as "shares to be issued" as of April 30, 2025. The related shares were issued on July 21, 2025.

The following tables summarize information about warrants outstanding as of April 30, 2025 and 2024:

Range of Exercise Prices	Warrants Outstanding			Warrants Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
As of April 30, 2025					
$2.03 - $363.30	1,278,126	3.54	$ 11.94	556,973	$ 24.72
As of April 30, 2024					
$0.056 - $363.30	614,533	3.06	$ 24.25	614,533	$ 24.25

	Number of Shares	Exercise Price Per Share		Average Exercise Price
Outstanding May 1, 2023	23,228	$	98.68 – $363.30	$ 283.64
Issued during year ended April 30, 2024	789,952	$	.056 - $109.40	$ 9.65
Exercised/canceled during year ended April 30, 2024	(198,647)	$	.056	$ 0.056
Outstanding April 30, 2024	614,533	$	8.74 - $363.30	$ 24.25
Issued during year ended April 30, 2025	1,248,095	$	2.03 - $10.93	$ 4.92
Exercised/canceled during year ended April 30, 2025	(584,502)	$	8.74 - $14.10	$ 11.02
Warrants outstanding April 30, 2025	1,278,126	$	2.03 - $363.30	$ 11.94
Warrants exercisable, April 30, 2025	556,973	$	2.03$ - 363.30	$ 24.72

Note 8 – Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Cash and cash equivalents, accounts receivable, and accounts payable

In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Financial assets measured at fair value on a recurring basis are summarized below as of April 30, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
April 30, 2025				
Equity securities at fair value	$ —	$ 5,748,050	$ —	$ 5,748,050
April 30, 2024				
Equity securities at fair value	$ —	$ 25,333,386	$ —	$ 25,333,386

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Note 9 – Stock-Based Compensation Plans

In addition to cash payments, the Company enters agreements to issue common stock and options to purchase common stock, and records the applicable non-cash expense in accordance with the authoritative guidance of the Financial Accounting Standards Board.

For the years ended April 30, 2025 and 2024, stock-based compensation expense amounted to $757,484 and $1,324,917, respectively.

The table below presents the components of compensation expense for the issuance of shares of common stock and stock options to employees and consultants for the years ended April 30, 2025 and 2024.

Stock-based compensation expense	Year Ended April 30, 2025		Year Ended April 30, 2024	
Chief Executive Officer	$	249,972	$	249,972
Chief Financial Officer		57,240		57,240
Chief Executive Officer, Advisors		5,093		5,093
Founder		57,240		57,240
Marketing consultant		-		144,000
Marketing consultant		200,000		58,829
Employee and consultant options		187,939		187,939
Business consultant		-		564,604
Total stock-based compensation expense	$	757,484	$	1,324,917

The following tables summarize information about stock options outstanding as of April 30, 2025 and 2024:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Outstanding	Weighted-Average Exercise Price
As of April 30, 2025					
$98.00 - $735.00	28,410	7.64	$ 154.82	16,943	$ 174.77
As of April 30, 2024					
$1.40 - $10.50	28,590	8.65	$ 154.47	9,889	$ 188.72

	Number of Shares		Exercise Price Per Share		Average Exercise Price
Outstanding April 30, 2023	28,590	$	98.00 - $735.00	$	154.47
Issued during year ended April 30, 2024	-	$	-	$	-
Exercised/canceled during year ended April 30, 2024	-	$	-	$	-
Options outstanding April 30, 2024	28,590	$	98.00 - $735.00	$	154.47
Issued during year ended April 30, 2025	-	$	-	$	-
Exercised/canceled during year ended April 30, 2025	(180)	$	98.00	$	98.00
Options outstanding April 30, 2025	28,410	$	98.00 - $735.00	$	154.82
Options exercisable, April 30, 2025	16,943	$	98.00 - $735.00	$	174.77

Note 10 – Deposits and Commitments

The Company utilizes office space at 1 Lincoln Street in Boston, Massachusetts, under an office membership agreement. The Company pays a monthly membership fee of approximately $6,600. The agreement is cancellable by the Company with 60 days' notice. As of April 30, 2025, the Company had a refundable security deposit of $6,300 related to the agreement.

Note 11 – Intangible Assets

Intangible assets with defined useful lives are generally measured at cost less straight-line amortization. The useful life is determined using the period of the underlying contract or the period of time over which the intangible asset can be expected to be used. The Netcapital Funding Portal acquired brand of $532,118 is subject to amortization over a 15 year period. The acquired users valued at $14,271,836 have an indefinite life. Impairments are recognized if the recoverable amount of the asset is lower than the carrying amount. The recoverable amount is the higher of either the fair value less costs to sell or the value in use. The value in use is determined on the basis of future cash inflows and outflows, and the weighted average cost of capital. Intangible assets with indefinite useful lives, such as trade names and trademarks, that have been acquired as part of acquisitions are measured at cost and tested for impairment annually, or if there is an indication that their value has declined. As of April 30, 2024, the Company determined that the intangible assets associated with its acquisition of MSG Development Corp. and a website that focused on booking live video calls with retired professional hockey players was impaired, and the Company recorded an impairment expense of $1,048,430 for the year ended April 30, 2024.

The following table sets forth the major categories of the intangible assts as of April 30, 2025 and 2024.

		April 30, 2025		April 30, 2024
Acquired users	$	14,271,836	$	14,271,836
Acquired brand		532,118		532,118
Total intangible assets		14,803,954		14,803,954
Less: accumulated amortization		106,425		70,949
Net intangible assets	$	14,697,529	$	14,733,005

As of April 30, 2025, the weighted average remaining useful life for acquired brand is 12 years. Accumulated amortization amounted to $106,425 as of April 30, 2025 resulting in net intangible assets of $14,697,529.

Note 12 – Investments and Investment Impairments

During the fiscal year ended April 30, 2025, the Company evaluated its equity investments in multiple issuers for impairment in accordance with ASC 321-10-35-3. The Company determined that the fair value of several investments had declined below their carrying amounts and that the declines were other-than-temporary. These conclusions were based on qualitative indicators including the resignation of key personnel, discontinuation of business operations, termination of fundraising efforts, and other adverse developments.

As of April 30, 2024, the Company recorded the following investments at their respective carrying values:

- StockText LLC: $1,220,000
- CupCrew LLC: $1,170,000
- CountSharp LLC: $1,170,000
- HeadFarm LLC: $1,170,000
- RealWorld LLC: $1,170,000
- AceHedge LLC: $1,110,000
- Dark LLC: $2,100,000
- Fantize LLC: $1,110,000
- Caesar Media Group Inc.: $1,999,128
- ChipBrain LLC: $3,366,348
- Deuce Drone LLC: $2,350,000
- MustWatch LLC: 440,000

During the year ended April 30, 2025, the Company determined that the fair value of each of these investments had declined below its carrying value and recognized full impairment charges in accordance with ASC 321-10-35-3.

StockText LLC: The Company holds 2,440,000 units of StockText LLC. The issuer ceased operations, discontinued its fundraising efforts, and returned all investor funds. Based on these factors and the resignation of key personnel, the Company determined the investment was fully impaired. An impairment expense of $1,220,000 was recorded during the fiscal year ended April 30, 2025.

CupCrew LLC: The Company holds 2,853,659 units of CupCrew LLC. The issuer ceased operations, discontinued its fundraising efforts, and returned all investor funds. The Company concluded that its investment was fully impaired. An impairment expense of $1,170,000 was recorded during the fiscal year ended April 30, 2025.

CountSharp LLC: The Company holds 2,853,659 units of CountSharp LLC. Following the resignation of key management and the issuer's decision to cease fundraising and return funds to investors, the Company determined the investment was fully impaired. An impairment expense of $1,170,000 was recorded during the fiscal year ended April 30, 2025.

HeadFarm LLC: The Company holds 2,853,659 units of HeadFarm LLC. Based on business discontinuation, returning funds to investors and resignation of key personnel, the Company recognized a full impairment of the investment. An impairment expense of $1,170,000 was recorded during the fiscal year ended April 30, 2025.

RealWorld LLC: The Company holds 2,853,659 units of RealWorld LLC. The issuer ceased operations and returned investor funds. The Company recognized a full impairment on the investment. An impairment expense of $1,170,000 was recorded during the fiscal year ended April 30, 2025.

AceHedge LLC: The Company holds 2,816,154 units of AceHedge LLC. The issuer ceased operations and returned funds to investors following adverse business developments. The Company recognized a full impairment on the investment. An impairment expense of $1,110,000 was recorded during the fiscal year ended April 30, 2025.

Dark LLC: The Company holds 2,100,000 units of Dark LLC. The issuer failed to file its annual report with the State of Massachusetts, its registered agent resigned, and all key executives departed. Based on these adverse developments, the Company fully impaired the investment. An impairment expense of $2,100,000 was recorded during the fiscal year ended April 30, 2025.

Fantize LLC: The Company holds 2,816,154 units of Fantize LLC. The issuer ceased operations, returned investor funds, and the Company determined the investment was fully impaired. An impairment expense of $1,110,000 was recorded during the fiscal year ended April 30, 2025.

Caesar Media Group Inc.: The Company holds 400 shares of Caesar Media Group Inc. The issuer failed to file its annual report, did not pay franchise taxes, and has not responded to communication attempts. Based on the lack of activity and unresponsiveness, the Company fully impaired the investment. An impairment expense of $1,999,128 was recorded during the fiscal year ended April 30, 2025.

ChipBrain LLC: The Company holds 710,200 units of ChipBrain LLC. Due to advances in generative AI, the issuer's core technology became obsolete. The company also failed to file required state reports and taxes. Based on these combined factors, the Company recorded a full impairment. An impairment expense of $3,366,348 was recorded during the fiscal year ended April 30, 2025.

Deuce Drone LLC: The Company holds 2,350,000 units of Deuce Drone LLC. The issuer was listed as inactive in Delaware, failed to file its annual report, and experienced the resignation of key personnel and its registered agent. These indicators supported a full impairment of the investment. An impairment expense of $2,350,000 was recorded during the fiscal year ended April 30, 2025.

MustWatch LLC: The Company holds 110,000 units of MustWatch LLC. The issuer was listed as inactive in Delaware, failed to file its annual report, withdrew its app from Google Play and has not updated its website for more than two years. These indicators supported a full impairment of the investment. An impairment expense of $440,000 was recorded during the fiscal year ended April 30, 2025.

On January 31, 2025, the Company determined that its investment in NetWire LLC was fully impaired and recorded an impairment expense of $1,300,000. NetWire LLC ceased operations, discontinued its fundraising efforts, and returned all investor funds. In addition, key personnel resigned. Based on these factors, the Company concluded that the fair value of the investment was more likely than not below its carrying value and that the decline was other-than-temporary.

Each impairment determination was made pursuant to ASC 321-10-35-3 based on qualitative indicators that the fair value of each investment was more likely than not below its carrying value and that the decline in fair value was other-than-temporary. The Company does not expect to recover any value from these investments.

Other Investments

In May 2022, the Company received 1,764,706 units of Reper LLC as non-cash consideration for services rendered in connection with a crowdfunding offering. The units were valued at $0.68 per unit, based on an observable sales price on an online funding portal at the time of issuance. The receipt of the units satisfied an accounts receivable balance of $1,200,000. As of April 30, 2025 and 2024, the Company continued to hold 1,764,706 units of Reper LLC. The Company evaluated the investment for impairment as of each reporting date and determined that no indicators of impairment were present. Accordingly, the investment is recorded at $1,200,000 as of April 30, 2025 and 2024.

In April 2022, the Company received 3,000,000 units of Cust Corp. as non-cash consideration for services rendered in conjunction with a crowdfunding offering. The units were valued at $0.40 per unit based on a sales price of $0.40 per unit on an online funding portal. The receipt of the units in fiscal 2022 satisfied an accounts receivable balance of $1,200,000. As of April 30, 2025 and 2024, the Company owned 3,000,000 units, which are valued at $1,200,000.

In January 2022, the Company received 1,700,000 units of ScanHash LLC as non-cash consideration for services rendered in conjunction with a crowdfunding offering. The units were valued at $0.25 per unit based on a sales price of $0.25 per unit on an online funding portal. The receipt of the units in fiscal 2022 satisfied an accounts receivable balance of $425,000. As of April 30, 2025 and 2024, the Company owned 1,700,000 units, which are valued at $425,000.

In January 2022, the Company received 2,850,000 units of Hiveskill LLC as non-cash consideration for services rendered in conjunction with a crowdfunding offering. The units were valued at $0.25 per unit based on a sales price of $0.25 per unit on an online funding portal. The receipt of the units in fiscal 2022 satisfied an accounts receivable balance of $712,500. As of April 30, 2025 and 2024, the Company owned 2,850,000 units, which are valued at $712,500.

In May 2020, the Company entered a consulting contract with a related party, Zelgor Inc. ("Zelgor"), which allowed the Company to receive 1,400,000 shares of common stock of Zelgor in return for consulting services. The Zelgor shares are valued at $1.00 per share based on a sales price of $1.00 per share on an online funding portal. As of April 30, 2025 and 2024, the Company owned 1,400,000 shares which are valued at $1,400,000.

In August 2019, the Company entered into a consulting agreement with KingsCrowd LLC, pursuant to which it earned 300,000 membership interest units in exchange for services. These units were valued at $1.80 per unit, totaling $540,000. In December 2020, KingsCrowd converted to a corporation and each membership interest unit converted into 12.71915 shares of common stock, resulting in the Company holding 3,815,745 shares. In June 2022, the Company sold 606,060 shares for proceeds of $200,000 and recognized a realized loss of $406,060. As of April 30, 2025 and 2024, the Company held 3,209,685 shares.

During fiscal 2024, KingsCrowd disclosed in regulatory filings that it had sold shares at $0.16 per share. Based on this observable price change, the Company recorded an unrealized loss of $2,696,135 on its investment for the year ended April 30, 2024. In fiscal 2025, KingsCrowd completed a Regulation CF offering at $0.18 per share, resulting in an unrealized gain of $64,193. Accordingly, the Company valued its investment in KingsCrowd at $577,743 and $513,550 as of April 30, 2025 and 2024, respectively.

During fiscal 2019, the Company entered into a consulting agreement with Systems DE, pursuant to which it earned 1,000 membership interest units in exchange for services. The Company sold a portion of the units in fiscal 2020 at a price of $91.15 per unit and retained 528 units as of April 30, 2024, valued at $48,128. In fiscal 2025, a member of Systems DE sold units at a price of $3.76 per unit, representing an observable price change. Based on this sale, the Company revalued its remaining 528 units and recorded an unrealized loss of $46,143, reducing the investment's carrying value to $1,985 as of April 30, 2025.

This unrealized loss of $46,143 was netted with the $64,193 unrealized gain on KingsCrowd shares, resulting in a net gain of $18,050, which is included in other income for the year ended April 30, 2025.

In July 2020 the Company entered a consulting agreement with Vymedic, Inc. for a $40,000 fee over a 5-month period. Half the fee was payable in stock and half was payable in cash. As of April 30, 2025 and 2024, the Company owned 4,000 units, at a value of $11,032.

In August 2020 the Company entered a consulting agreement with C-Reveal Therapeutics LLC ("CRT"). for a $120,000 fee over a 12-month period. $50,000 of the fee was payable in CRT units. As of April 30, 2025 and 2024, the Company owned 5,000 units, at a value of $50,000.

Beginning in fiscal 2024, the Company's funding portal charges issuers a fee of 1% of the equity securities sold on the funding portal, along with a fee of 4.9% of the cash proceeds from the sale of these securities. The value of the 1% equity fee ranged from $117, from an issuer that raised approximately $11,700, to $44,945 from an issuer that raised approximately $4,494,500. As of April 30, 2025, the Company received equity securities from 61 issuers, valued at a total of $169,790, which resulted in non-cash revenue of $97,700 for the year ended April 30, 2025. As of April 30, 2024, 30 issuers accounted for investments totaling $97,700.

The following table summarizes the components of investments as of April 30, 2025 and 2024:

	April 30, 2025	April 30, 2024
Systems DE	$ 1,985	$ 48,128
MustWatch LLC	-	440,000
Zelgor Inc.	1,400,000	1,400,000
ChipBrain LLC	-	3,366,348
Vymedic Inc.	11,032	11,032
C-Reveal Therapeutics LLC	50,000	50,000
Deuce Drone LLC	-	2,350,000
Hiveskill LLC	712,500	712,500
ScanHash LLC	425,000	425,000
Caesar Media Group Inc.	-	1,999,128
Cust Corp.	1,200,000	1,200,000
Kingscrowd Inc.	577,743	513,550
Reper LLC	1,200,000	1,200,000
Dark LLC	-	2,100,000
Netwire LLC	-	1,300,000
CountSharp LLC	-	1,170,000
CupCrew LLC	-	1,170,000
HeadFarm LLC	-	1,170,000
RealWorld LLC	-	1,170,000
Acehedge LLC	-	1,110,000
Fantize LLC	-	1,110,000
StockText LLC	-	1,220,000
Issuers that paid a 1% equity fee to the funding portal	169,790	97,700
Total	$ 5,748,050	$ 25,333,386

The above investments in equity securities are within the scope of ASC 321. The Company monitors the investments for any changes in observable prices from orderly transactions. All investments are initially measured at cost and evaluated for changes in estimated fair value.

In accordance with ASC 321, the Company uses the measurement alternative for equity securities without readily determinable fair values. The table below summarizes the annual and cumulative adjustments for these investments. The Company evaluates these investments for impairment and adjusts their carrying amounts based on observable price changes in orderly transactions for identical or similar investments of the same issuer.

	Original Cost	Value at April 30, 2025	Value at April 30, 2024	Annual Adjustment 2025	Annual Adjustment 2024	Cumulative Adjustment
Systems DE	$ 234,080	$ 1,985	$ 48,128	$ (46,143)	$ -	$ (232,095)
MustWatch LLC	235,400	-	440,000	(440,000)	-	(235,400)
Zelgor Inc.	1,400,000	1,400,000	1,400,000	-	-	-
ChipBrain LLC	660,486	-	3,366,348	(3,366,348)	-	(660,486)
Vymedic Inc.	20,000	11,032	11,032	-	-	(8,968)
C-Reveal Therapeutics LLC	50,000	50,000	50,000	-	-	-
Deuce Drone LLC	822,500	-	2,350,000	(2,350,000)	-	(822,500)
Hiveskill LLC	712,500	712,500	712,500	-	-	-
ScanHash LLC	425,000	425,000	425,000	-	-	-
Caesar Media Group Inc.	1,999,128	-	1,999,128	(1,999,128)	-	(1,999,128)
Cust Corp.	1,200,000	1,200,000	1,200,000	-	-	-
Kingscrowd Inc.	454,231	577,743	513,550	64,193	(2,696,135)	123,512
Reper LLC	1,200,000	1,200,000	1,200,000	-	-	-
Dark LLC	2,100,000	-	2,100,000	(2,100,000)	-	(2,100,000)
Netwire LLC	1,300,000	-	1,300,000	(1,300,000)	-	(1,300,000)
CountSharp LLC	1,170,000	-	1,170,000	(1,170,000)	-	(1,170,000)
CupCrew LLC	1,170,000	-	1,170,000	(1,170,000)	-	(1,170,000)
HeadFarm LLC	1,170,000	-	1,170,000	(1,170,000)	-	(1,170,000)
RealWorld LLC	1,170,000	-	1,170,000	(1,170,000)	-	(1,170,000)
Acehedge LLC	1,110,000	-	1,110,000	(1,110,000)	-	(1,110,000)
Fantize LLC	1,110,000	-	1,110,000	(1,110,000)	-	(1,110,000)
StockText LLC	1,220,000	-	1,220,000	(1,220,000)	-	(1,220,000)
61 Issuers in 2025, 30 in 2024	169,790	169,790	97,700	-	-	-
	$21,103,115	$5,748,050	$25,333,386	$(19,657,426)	$(2,696,135)	$(14,355,065)

Note 13 – Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, as of April 30, 2025, the Company had negative working capital of $5,096,155 and for the year ended April 30 2025, the Company had an operating loss of $8,321,317 and net cash used in operating activities amounted to $5,339,211.

There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. The Company has recently received approval from FINRA to generate revenues from Regulation A and D offerings to complement its funding portal business, which was the primary source of cash revenues for the Company. The Company plans to raise money from private placements, public offerings and/or bank financing, and was able to complete two registered direct offerings in July 2025 for aggregate gross proceeds of $8 million. In addition, in May 2025, the Company sold a convertible promissory note, a convertible bridge note, and a non-convertible promissory note for net proceeds of $52,000, $56,000 and $200,000, respectively. On June 10, 2025, the Company issued an aggregate of 118,750 shares of its common stock at a purchase price of $4.00 per share in a private placement to ten accredited investors, resulting in gross proceeds of $475,000. In June 2025, under its existing "at-the-market program," it received net proceeds of $944,067

The Company's management has determined, based on its recent history and the negative cash flow from operations, that it is unlikely that its plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. To the extent that funds generated from any private placements, public offerings and/or bank financing, if available, are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, the Company's management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve its business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to operate its business network, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 14 – Subsequent Events

The Company evaluated subsequent events through the date these financial statements were available to be issued.

In May 2025, the Company completed the sale of debt pursuant to two separate securities purchase agreements with 1800 Diagonal Lending LLC, a Virginia limited liability company, under which it issued the following convertible promissory notes:

- A convertible promissory note in the principal amount of $61,360, for a purchase price of $52,000, reflecting an original issue discount of $9,360. The note carried a one-time interest charge of 12% and is repayable in ten (10) monthly payments of $6,872.30 beginning May 30, 2025. It matures on February 28, 2026 and is convertible into shares of common stock following an event of default, subject to a 25% discount to the then-current market price, subject to Nasdaq shareholder approval limits. The Company prepaid the note in full on July 8, 2025, with a remittance of $52,779 after having made two of the 10 scheduled monthly payments.
- A second convertible bridge note in the principal amount of $64,960, for a purchase price of $56,000, with an original issue discount of $8,960. The note also carried a 12% one-time interest charge and is repayable in five (5) monthly payments beginning October 30, 2025. It shares the same maturity date and default-based conversion rights as the first note. The Company prepaid the note in full on July 8, 2025, with a remittance of $69,845.

On May 1, 2025, the Company completed a private financing transaction with a single accredited investor and issued an unsecured, non-convertible promissory note in the principal amount of $400,000. The note was issued at a 50% OID for gross proceeds of $200,000. The note bears interest at 8% per annum, matures three months from the issuance date, and is prepayable at any time without penalty. In the event of default, the interest rate increases to 20% per annum. The note is due on August 1, 2025.

On June 6, 2025, the Board of Directors approved an amendment to the Netcapital 2023 Omnibus Equity Incentive Plan, as amended (the "2023 Plan"), subject to stockholder approval (the "Amendment"), to:

● Increase the number of shares authorized for issuance under the 2023 Plan to 1,547,556 shares; and
● Increase the evergreen limit from 5% to 10% of the Company's outstanding shares, to provide greater flexibility for future equity awards.

In conjunction with the Amendment, the Company granted additional non-qualified stock options under the Plan to Martin Kay, Chief Executive Officer, and Coreen Kraysler, Chief Financial Officer, each receiving 100,000 options. These options:

● Are fully vested as of the grant date;
● Have a four-year term;
● Have an exercise price of $2.68 per share; and
● Are not exercisable unless and until the Amendment is approved by stockholders.

The aggregate grant-date fair value of these options, calculated using the Black-Scholes option pricing model, is $822,900.

On June 9, 2025, the Company also granted stock options under the Plan to Mr. Kay and Ms. Kraysler, each receiving 55,000 options and an additional 45,000 options to an employee of the Company. These options:

● Are immediately exercisable and fully vested;
● Have a four-year term;
● Have an exercise price of $2.68 per share, which was equal to the fair market value on the grant date;
● Were structured to qualify as incentive stock options to the extent permitted under Section 422 of the Internal Revenue Code. Any excess value over the $100,000 statutory threshold will be treated as non-qualified stock options.

The Company also entered into advisory agreements with members of the Crypto and Game Advisory Boards. Each advisor will provide strategic guidance, marketing insight, partnership referrals, and other services relevant to their sector expertise. The initial term of each agreement is eighteen months, extendable by mutual agreement. In consideration, the Company granted 783,722 non-qualified stock options to the advisors under the Plan, as amended by the Amendment.

In addition, 80,000 non-qualified stock options were granted to one employee. All 863,722 stock options:

● Are fully vested as of the grant date (June 6, 2025);
● Are not exercisable unless and until the Amendment is approved by stockholders;
● Have a four-year term from the date of grant;
● Have an exercise price of $2.68 per share, the fair market value on the date of grant.

The aggregate grant-date fair value of the 863,722 options, calculated under the Black-Scholes option pricing model, is $2,293,000.

On June 10, 2025, the Company issued an aggregate of 118,750 shares of its common stock at a purchase price of $4.00 per share in a private placement to ten accredited investors, resulting in gross proceeds of $475,000.

The subscription agreements for this offering contain a price adjustment feature. If the Company issues additional shares below $4.00 per share during the adjustment period, the investors will be entitled to receive additional shares to effectively reduce their purchase price. However, the effective price per share cannot be adjusted below the Minimum Price, which was $2.68 per share, as defined under Nasdaq Rule 5635(d).

Under its existing "at-the-market" program with H.C. Wainwright, the Company filed a prospectus supplement on June 23, 2025, adding $975,000 to its capacity under the ATM program. From June 23, 2025 to June 25 , 2025, we sold 229,404 shares of our common stock through Wainwright at an average price of approximately $4.25 per share, resulting in aggregate gross proceeds of approximately $974,747, for which it paid Wainwright approximately $29,242 in commissions and other issuance costs of $1,438, resulting in net proceeds to the Company of approximately $944,067.

On June 26, 2025, we entered into a Horizon Software Agreement (the "Horizon Agreement') with Horizon Globex GmbH, a company incorporated in Switzerland ("Horizon") pursuant to which Horizon granted the Company a royalty free, paid-up, non-exclusive, perpetual, irrevocable, unrestricted license to use the Licensed Software (as defined in the Horizon Agreement) with our branding and image, in the United States to provide capital-raising and secondary trading services to its clients in consideration for the issuance of 500,0000 shares (the "Horizon Shares") of our common stock to Horizon or its affiliate. The Horizon Agreement may be terminated by either party upon a default in the performance of any material obligation under the Agreement is not cured within 30-days after receipt of such notice. In addition, the Horizon Agreement may be terminated immediately by either party in the event the other party files or has filed against it any petition for relief under any bankruptcy statute or similar statute of any jurisdiction, or an order for relief in any bankruptcy or reorganization proceeding is entered against the other party and such order remains undischarged for a period of sixty (60) days; or a receiver is appointed for the other Party; or the other party is dissolved or liquidated, or ceases to carry on its business, or makes an assignment for the benefit of its creditors.

On July 2, 2025, the Company entered into a Securities Purchase Agreement with institutional investors to sell 714,286 shares of common stock at a price of $7.00 per share under a registered direct offering. Each share was sold together with a warrant to purchase one share of common stock, with an exercise price of $6.88 per share. The warrants are immediately exercisable upon issuance for a period of 24 months following the effective date of the resale registration statement. The transaction closed on July 7, 2025, generating gross proceeds of approximately $5 million before placement agent fees and expenses.

On July 16, 2025, the Company entered into a Securities Purchase Agreement with institutional investors to sell 641,712 shares of common stock at a price of $4.675 per share under a registered direct offering. Each share was sold together with a warrant to purchase one share of common stock, with an exercise price of $4.55 per share. The warrants are exercisable immediately upon issuance for a period of 24 months following the effective date of the resale registration statement. The transaction closed on July 17, 2025, generating gross proceeds of approximately $3 million before placement agent fees and other offering expenses.

In July 2026, the Company issued an aggregate of 269,257 shares of common stock to warrant holders that exercised warrants to purchase 418,510 shares of common stock on a net exercise basis.

There were no other material subsequent events that required recognition or additional disclosure in these financial statements.